EXECUTIVE BOARD

DANISCO

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82-05158

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel.: +45 32 66 20 00
Fax: +45 32 66 21 75
www.danisco.com
info@danisco.com

SUPPL

Notice no. 10/2006

[redacted]

06018039

24 August 2006

Excerpts of the Chairman's speech at the Annual General Meeting on 24 August 2006

In his speech at Danisco's Annual General Meeting, Chairman of the Board of Directors, Anders Knutsen, said among other things:

Danisco in the future

The financial year 2005/06 was yet another eventful and busy year for Danisco. We have today the strongest technology platform in the industry, and we are well-equipped, knowledge-intensive and global company prepared for change. With Genencor as part of the Group, we are now better positioned to meet future challenges than we have been for a long time. We are operating within a range of products that address consumers from cradle to grave, 24 hours a day. Toothpaste, chewing gum, syrup, jeans, detergents, creams & lotions, sugar, low-fat ice cream and ethanol may all contain ingredients from Danisco.

Naturally, the development of the company has also brought about new tasks and challenges, something our employees have been highly motivated to take on.

The number one item on the agenda of the Board of Directors and the Executive Board will be to leverage our new platform, i.e. to optimise earnings from operations while at the same time sustaining organic growth – in this order of priority. This means that we will be concentrating more on optimising our existing business activities and less on acquisitions.

The Board of Directors proposes to the Annual General Meeting

- That a dividend of DKK 6.75 per share of DKK 20 be paid, which is unchanged from 2004/05.
- That in the period up until next year's Annual General Meeting, the Board of Directors be authorised to allow the Company to purchase own shares up to the amount of 10% of the share capital at the market price prevailing at the time of purchase with a deviation of up to 10%.
- Election of auditor.
- Election of members to the Board of Directors.

DANISCO
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Composition of the Board of Directors and motivation for re-election

At the Annual General Meeting, the following Board members are up for re-election in accordance with the Articles of Association:

Jørgen Tandrup and Håkan Björklund.

I would like to present the Board of Directors' motivation for proposing re-election of Jørgen Tandrup and Håkan Björklund.

Apart from their experience from serving on Danisco's Board of Directors, both Board members have valuable competencies that are considered an asset to Danisco.

The Board of Directors further recommends election of Kirsten Drejer based on the following competencies: Kirsten Drejer has 20 years of experience in the pharmaceutical industry. Before becoming CEO of Symphogen, she held several scientist and managerial positions at Novo Nordisk, including three years as project manager, one year as Head of Diabetes Pharmacology, four years as Director of Diabetes Discovery, and three years as Corporate Facilitator.

Kirsten Drejer has an MSc in Pharmacy and a Ph.D. in Pharmacology. She is independent of the company's Executive Board and general management, and has no conflict of interest with the company.

The information is in accordance with the criteria emphasised in the recommendation of board candidates to the annual general meeting, which are stated in the Annual Report 2005/06.

Jon Krabbe retires from the Board of Directors in accordance with the retirement age for directors. The Board of Directors and the Executive Board would like to thank Jon Krabbe for his many years of service.

The Annual General Meeting can be followed live at www.danisco.com. Subsequently, it will be possible to read the Chairman's speech in its entirety at the same Internet address.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: +45 3266 2913, info@danisco.com

Danisco is one of the world's leading producers of ingredients for food and other consumer products. The group employs approximately 10,000 employees in 46 countries and reported revenue of DKK 20.9 billion in 2005/06. Danisco's broad technology platform and product portfolio include emulsifiers, enzymes, stabilisers, cultures, flavours, sugar and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials. Our products are mainly used in the food industry, for instance to improve the texture in bread and ice cream, but are also applied to feed, detergents, textiles and plastics. Danisco is also one of the largest and most efficient sugar producers in Europe.

2

EXECUTIVE BOARD

DANISCO

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Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 32 66 20 00
Fax +45 32 66 21 75
www.danisco.com
info@danisco.com

Notice no. 11/2006

24 August 2006

Annual General Meeting of Danisco A/S held on 24 August 2006

Danisco A/S today held its Annual General Meeting (AGM) at which the Annual Report for 2005/06 was approved. The AGM adopted the Board of Directors' proposal to pay a dividend of DKK 6.75 per share of DKK 20.

Jørgen Tandrup and Håkan Björklund were re-elected to the Board of Directors. Jon Krabbe retired as director in accordance with the retirement age stipulated in the Rules of Procedure. To replace Jon Krabbe, Kirsten Drejer was elected to the Board of Directors. Kirsten Drejer is CEO of Symphogen A/S as well as board member of Bioneer A/S, BioCentrum DTU, and member of the Committee on Industrial PhD Fellowship Programmes under the Danish Academy of Technical Sciences.

The AGM adopted the Board of Directors' proposals to delete a number of secondary names in article 1.2 of the Articles of Association and to amend article 10.1, 1st sentence, regarding which media to use for convening annual general meetings.

The AGM adopted the Board of Directors' proposal to amend article 13.1 (2) to the effect that it is deleted from the Articles of Association that the Annual General Meeting resolves to discharge the Board of Directors from their obligations in connection with the resolution to approve the Annual Report.

Furthermore, the AGM adopted the Board of Directors' proposal to amend article 23.1 to the effect that going forward the company has one auditor only.

The Company's auditor, Deloitte Statsautoriseret Revisionsaktieselskab, was re-elected. As a consequence of the Company now having one auditor only, Ernst & Young Statsautoriseret Revisionsaktieselskab retired as auditor.

Finally, the AGM adopted the emolument to the Board of Directors for the current financial year, which is unchanged, and renewed the authorisation to the Board of Directors to allow the Company to purchase its own shares up to the amount of 10% of the share capital at the market price at the time of purchase with a deviation of up to 10%.

The complete wordings of the resolutions appear from the previously published agenda and the proposals in full for the AGM.

After the AGM, the Board of Directors appointed Anders Knutsen Chairman of the Board of Directors and Jørgen Tandrup Deputy Chairman.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: +45 3266 2913, info@danisco.com

Danisco is one of the world's leading producers of ingredients for food and other consumer products. The group employs approximately 10,000 employees in 46 countries and reported revenue of DKK 20.9 billion in 2005/06. Danisco's broad technology platform and product portfolio include emulsifiers, enzymes, stabilisers, cultures, flavours, sugar and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials. Our products are mainly used in the food industry, for instance to improve the texture in bread and ice cream, but are also applied to feed, detergents, textiles and plastics. Danisco is also one of the largest and most efficient sugar producers in Europe.

3,

EXECUTIVE BOARD

DANISCO

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Danisco A/S
Langebrogade 1
Postboks 17
1001 København K
Tlf. 3266 2000
Fax 3266 2175
www.danisco.com
info@danisco.com

Notice no. 12/2006

25 August 2006

Danisco withdraws enzyme product from the market

Following a patent infringement ruling in a Delaware US court Genencor has decided voluntarily to withdraw SPEZYME® ETHYL from the market – an alpha amylase enzyme used in ethanol production. The ruling states that a Novozymes A/S patent has been infringed. The legal options are currently being reviewed and an appeal of the ruling is being considered. Should the ruling be upheld it may result in Genencor being liable for compensation for the patent infringement. This morning Genencor launched a new product SPEZYME® XTRA to replace SPEZYME® ETHYL. The product has been successfully tested on both pilot and full scale at multiple customer sites.

Overall, this court ruling will not materially affect Danisco's enzyme business including the ethanol segment. The product withdrawn is just one of a full product range for the ethanol segment, which covers both the traditional ethanol production process and the 'no-cook' process, for which Genencor launched the STARGEN® 001 product in 2005.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, Danisco A/S, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, Danisco A/S, tel.: +45 3266 2913, e-mail: info@danisco.com

Danisco is one of the world's leading producers of ingredients for food and other consumer products. The group employs approximately 10,000 employees in 46 countries and reported revenue of DKK 20.9 billion in 2005/06. Danisco's broad technology platform and product portfolio include emulsifiers, enzymes, stabilisers, cultures, flavours, sugar and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials. Our products are mainly used in the food industry, for instance to improve the texture in bread and ice cream, but are also applied to feed, cleaning, textiles and plastics. Danisco is also one of the largest and most efficient sugar producers in Europe.

14.

DANISCO

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19 September 2006
Announcement of Results for Q1 2006/07
(1 May - 31 July 2006)

Contents

Danisco is one of the world's leading producers of ingredients for food and other consumer products. The Group employs approximately 10,000 employees in 46 countries and reported revenue of DKK 20.9 billion in 2005/06. Danisco's broad technology platform and product portfolio include emulsifiers, enzymes, stabilisers, cultures, flavours, sugar and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials. Our products are mainly used in the food industry, for instance to improve the texture in bread and ice cream, but are also applied to feed, detergents, textiles and plastics. Danisco is also one of the largest and most efficient sugar producers in Europe.

EXECUTIVE BOARD

DANISCO

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Notice no. 13/2006

Announcement of Results for Q1 2006/07
1 May - 31 July 2006
(Unaudited)

Danisco A/S
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Denmark
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

19 September 2006

New organisation in Ingredients

Danisco's overall strategy is maintained, but in Ingredients a number of changes will be carried out to lift the EBIT margin above 15% for the segment by streamlining the organisation and management structure and moving innovation activities to the product divisions and sales. On top of this come more detailed financial targets. Revenue, profit and cash flow in Q1 2006/07 were in line with expectations, and the full-year outlook for 2006/07 is maintained.

Q1 results 2006/07

- **Revenue** grew 2% to DKK 5,283 million, driven by 6% organic growth in Ingredients, while Sugar recorded a slight decline in revenue.
- **EBITDA before special items and share-based payments** fell 1% to DKK 920 million, equivalent to an EBITDA margin of 17.4%.
- **EBIT before special items and share-based payments** rose 6% to DKK 648 million, resulting in an EBIT margin of 12.3%.
- **Special items** amounted to a net expense of DKK 16 million, primarily relating to the integration of Genencor.
- **Consolidated profit** grew 58% to DKK 423 million, mainly attributable to positive developments in share-based payments and special items. Before share-based payments and after special items, consolidated profit rose 25% to DKK 383 million, which was in line with expectations.

Outlook for 2006/07

- The outlook for 2006/07 is unchanged compared with the expectations stated in the Announcement of Results for 2005/06.
- **Revenue** is expected at around DKK 21.0 billion with DKK 13.5 billion in Ingredients and DKK 7.5 billion in Sugar.
- **EBITDA before special items and share-based payments** is expected at around DKK 3,250 million with around DKK 2,550 million in Ingredients and DKK 850 million in Sugar after payment of the earlier announced production levy of DKK 100 million in 2006/07. The levy is expected to be expensed in the second half of 2006/07.
- **EBIT before special items and share-based payments** is expected at around DKK 2,100 million with around DKK 1,800 million in Ingredients and DKK 450-500 million in Sugar.
- **Special items** are expected to be an expense of DKK 100-150 million.
- **Consolidated profit before share-based payments and after special items** is expected at around DKK 1.0 billion.

KEY FIGURES AND FINANCIAL RATIOS

		Q1 2006/07	Q1 2005/06	YTD 2006/07	YTD 2005/06
Income statement in DKK million					
Revenue		5,283	5,162	5,283	5,162
EBITDA before special items		976	872	976	872
Operating profit before special items (EBIT)		704	558	704	558
Special items		(16)	(67)	(16)	(67)
Operating profit		688	491	688	491
Financial expenses, net		(93)	(111)	(93)	(111)
Profit before tax		595	380	595	380
Profit from continuing operations		423	294	423	294
Profit from discontinued operations			(26)		(26)
Profit		423	268	423	268
Profit attributable to equity holders of the parent		414	268	414	268
Operating profit before special items (EBIT)					
Ingredients		511	455	511	455
Sugar		175	198	175	198
Unallocated, other		(38)	(40)	(38)	(40)
		648	613	648	613
Share-based payments		56	(55)	56	(55)
Total		**704**	**558**	**704**	**558**
Cash flows in DKK million					
Cash flow from operating activities		1,466	1,291	1,466	1,291
Cash flow from investing activities		(180)	(433)	(180)	(433)
Cash flow after investments		**1,286**	**858**	**1,286**	**858**
Financial ratios *					
Diluted average number of shares	'000	49,017	49,417	49,017	49,417
Diluted earnings per share (DEPS)	DKK	8.44	5.42	8.44	5.42
Diluted earnings per share before special items and discontinued operations	DKK	8.67	6.33	8.67	6.33
Diluted cash flow per share	DKK	29.91	26.12	29.91	26.12
Diluted number of shares at period-end	'000			48,920	49,408
Diluted book value per share (BVPS)	DKK			256	253
Market price per share	DKK			432	406

	31 July 2006	31 July 2005	30 April 2006
Balance sheet in DKK million			
Assets	30,799	31,949	32,262
Equity attributable to equity holders of the parent	12,621	12,485	12,408
Equity	12,947	12,823	12,726
Interest-bearing debt, net	11,968	13,299	13,224
Invested capital	25,714	27,195	26,566

*) The effect of Danisco's programmes for share options and warrants has been included in the diluted values.

Unfolding the potential

Target for EBIT margin in Ingredients maintained

The overall strategy for Danisco's two business segments is essentially unchanged, but a number of changes will be made to ensure that the financial target of an EBIT margin in Ingredients of minimum 15% is achieved. The measures necessary to achieve this target will be launched under the heading 'Unfolding the potential'.

Strong business platform in Ingredients

The Ingredients business segment has a broad technology platform and a strong global market position and product portfolio. Danisco's knowledge base is deeply rooted in a competent and dedicated staff located close to the customers. The markets we cater for show attractive growth potential, driven by global population growth and increasing prosperity. In consequence, Ingredients enjoys a strong strategic position.

Focus on strengthening efficiency and competitiveness

The ambition is to strengthen efficiency and competitiveness, chiefly through a reorganisation towards larger units centred round product groups and technologies. This will allow for intra-group synergies in the value chains and a less complex organisation and management structure. The main organisational changes in Ingredients are:

- Consolidation from nine to four product divisions
- Consolidation of R&D into the four product divisions
- Strengthening of the global sales organisation for food ingredients by integrating application activities.

The new organisational structure will take effect on 1 November 2006 and is illustrated in the chart below. The new divisional structure comprises four units: Genencor, Cultures, Texturants & Sweeteners (T&S) and Flavours. More detailed organisational plans will be prepared in the period up to the implementation of the new organisational structure.


DANISCO
INGREDIENTS
Product Management, R&D, Production, Supply Chain & Sale of Industrial Ingredients
Bio Ingredients
Genencor
Cultures
Texturants & Sweeteners
Flavours
Sales & Application Food Ingredients
Europe, North America, Latin America, ASPAC, ROW
SUGAR
Sales & Innovation

More focus on EBIT margin than organic growth

In connection with the reorganisation, focus will increasingly be on improving the EBIT margin and the return on invested capital. Organic growth continues to be a priority, whereas acquisitive growth is given lower priority.

In Sugar, the organisational structure and the objective of maximising cash flow from the sugar production are maintained in parallel with the implementation of the previously announced restructuring resulting from the new EU sugar reform.

The external financial reporting and the financial targets will be adjusted to the new organisation.

Management structure

The management structure is illustrated in the organisation chart below. The Executive Board is unchanged with Tom Knutzen, CEO, Søren Bjerre-Nielsen, CFO, and Mogens Granborg, Executive Vice President and CEO Danisco Sugar.


INGREDIENTS
SUGAR
Product Management, R&D, Production, Supply Chain & Sale of Industrial Ingredients
Bio Ingredients
Texturants & Sweeteners
Flavours
Tjerk de Ruiter* CEO Genencor
Fabienne Saadane-Oaks President Cultures
Torben Svejgaard* CEO Texturants & Sweeteners
Jos Kleppers President Flavours
Mogens Granborg* CEO Danisco Sugar A/S
Sales & Application Food Ingredients
Ole Søgaard Andersen*, Chief Sales & Marketing Officer
Western Europe, North America, Latin America, ASPAC, EEROW

Profile of the operational units in Ingredients

The three operational units in Ingredients are described in brief below. The units are based on the four divisions: Genencor, Cultures, Texturants & Sweeteners and Flavours. Sharing a common technology platform, the Genencor and Cultures divisions are joined in Bio Ingredients. Closer collaboration between the two divisions will benefit R&D and production technology.

- **Bio Ingredients** is made up of two product divisions, Genencor and Cultures (including food protection and food safety). The enzyme activities will be consolidated in an integrated business system under Genencor.

  Together, the two divisions generated revenue of around DKK 5.1 billion in 2005/06, equivalent to 38% of revenue in Ingredients. Genencor is headquartered in Rochester, New York, USA, and Cultures in Paris, France. Bio Ingredients will have global production facilities and a staff totalling some 2,250 people. It will be the most R&D-intensive product area in Ingredients. Danisco has a leading global market position in all primary product segments under this division.

- **Texturants & Sweeteners** comprises the product areas: Emulsifiers, Textural Ingredients, Functional Systems and Sweeteners (mainly natural sweeteners) as well as a number of minor industrial products.

In 2005/06 the division recorded revenue of around DKK 6.7 billion, equivalent to 50% of revenue in Ingredients. The division employs around 3,100 people in total and is market leader in the product areas mentioned above. The global production structure reflects the raw material situation and the large production volumes. Divisional headquarters are located in Copenhagen, Denmark.

- **Flavours** comprises this one product area and recorded revenue of around DKK 1.5 billion in 2005/06, equivalent to 12% of revenue in Ingredients. The division employs around 700 people and is headquartered in Brussels, Belgium.

Split-up of Innovation

Innovation is made up of two main areas, R&D and Application Support (technical customer support), which will be split up to ensure more effective use of resources, though close collaboration across the organisational structure will be maintained:

- **R&D** is transferred to the product divisions as they carry full responsibility for the product supply chain in the short and long term.

- **Application Support** covers all kinds of technical and innovation support to customers. Being a sales supporting activity only, this area is moved to the sales organisation.

Sales & Application Food Ingredients (SAFI) carries the global responsibility for sales of ingredients to the food industry. The product divisions will continue to have independent organisations to handle sales of industrial ingredients because this activity is structurally different from food ingredients. However, the infrastructure will be leveraged across the organisation. The total staff in SAFI numbers close to 1,350 people.

Technology & Business Development (T&BD) is to ensure optimum technology utilisation and development across the organisation and safeguard interests in relation to risky and long-term research projects that do not naturally fit in under any one division.

Financial targets

The financial targets at group, segment and divisional levels are listed below.

Danisco

At group level, focus is at two balance sheet targets:

- **Net interest-bearing debt:** Average debt equivalent to 3.0-4.5x EBITDA (on a rolling 12-month basis). In case of major acquisitions, this target may be temporarily departed from.

- **Dividends:** To ensure the necessary shareholders' equity to fund the Company's operations and distribute surplus capital to the shareholders through dividend payments and/or share buybacks.

The other financial targets have been stated separately for Ingredients and Danisco Sugar, as they currently operate under different framework conditions.

Ingredients

In Ingredients the following targets have been set for the segment and the divisions:

Ingredients segment
The three financial targets for *Ingredients* listed below are based on the targets of the four divisions. With regard to return on net *operating* assets (RONOA) the target is equivalent to Danisco covering the average capital cost (WACC) of currently 7.5%.

- **Organic growth:** 3-6% (2005/06: 5%)
- **EBIT margin:** >15% (2005/06: 12.4%)
- **RONOA:** >20% (2005/06: 16%)

Bio Ingredients
The revenue growth and EBIT margin targets are based on expected market growth and Danisco's will to maintain a high R&D investment level. The two divisions are expected to obtain earnings capacity in line with industry leaders.

- **Organic growth:** 5-10%
- **EBIT margin:** 15-20% (around 12.8% in 2005/06)

Texturants & Sweeteners
The division is characterised by bulk products based on relatively well-known production technology. Profitability is highly dependent on capacity utilisation. With Danisco's market position in these product areas, the targets are.

- **Organic growth:** 3-5%
- **EBIT margin:** >15% (around 14.3% in 2005/06)

Flavours
The targets for Flavours build on the division's modest global market share compared with Danisco's other business areas and on the financial results of recent years being significantly below the current targets.

- **Organic growth:** 2-4%
- **EBIT margin:** 10-15% (around 6.0% in 2005/06)

The above targets should be seen as average targets over a business cycle.

Sugar

Given the political framework for the European sugar industry, the primary objective for Sugar is to maximise cash flow from sugar production, based on Sugar's ability to maintain its position as one of the most efficient sugar producers in the EU. Two sets of targets have been defined for Sugar, covering the periods during and after implementation of the sugar reform.

During reform implementation

- **EBIT:** On average DKK 525-675 million (2006/07: excluding the earlier announced production levy of DKK 100 million).
- **Free cash flow:** Above EBIT before the extraordinary effect from the sale of quota and inventory reductions estimated at a total of around DKK 1 billion.
- **Investments:** Somewhat below depreciation level.

After reform implementation

- **Revenue:** Around DKK 5.5 billion
- **EBIT margin:** >10%

Implementation process

In the period until the implementation of the new organisation on 1 November 2006, the historical quarterly results will be restated in accordance with the changed reporting structure internally as well as externally. When available, the restated results will be published in a separate announcement.

Group financials

Income statement

Continued strong growth in Ingredients

In Q1 2006/07 Danisco recorded revenue growth of 2% to DKK 5,283 million. Ingredients (65% of revenue) recorded organic growth of 6% but was unfavourably impacted by currency (2%). Sugar (35% of revenue) saw 1% fall in revenue as a result of the EU sugar reform and other factors.

Gross profit rose 3% to DKK 1,807 million in Q1 2006/07, equivalent to a gross margin of 34.2% against 33.8% in the same period the year before. This favourable trend covers progress in Ingredients and a setback in Sugar relating to the changed market conditions in the EU.

EBITDA largely unchanged compared to last year

EBITDA before special items and share-based payments fell 1% to DKK 920 million, equivalent to an EBITDA margin of 17.4% against 18.0% in the same period last year. The development reflects a positive trend in Ingredients and a negative trend in Sugar. Ingredients is still affected by high energy and raw material prices.

Ordinary depreciation in Q1 was DKK 272 million against DKK 314 million the year before. However, depreciation in Q1 2005/06 relating to the opening balance sheet for Genencor was overestimated by DKK 30 million, which was reversed in Q2 2005/06. Adjusted for this, depreciation was in line with the prior year.

6% EBIT growth despite setback in Sugar

EBIT before special items and share-based payments rose 6% to DKK 648 million in Q1 2006/07 with the EBIT margin at 12.3% against 11.9% the year before. EBIT before special items was up 26% to DKK 704 million, equivalent to an EBIT margin of 13.3% against 10.8% the year before.

Share-based payments in Q1 2006/07 represented an income of DKK 56 million against an expense of DKK 55 million in the same period the year before. The reason is that some of the programmes offer the employees the possibility of cash settlement, meaning that Danisco must expense costs arising from share price increases and vice versa in case of a decline in the share price. At the beginning of Q1, Danisco's share price was DKK 502 against DKK 432 at the end of the period.

Special items of DKK 16 million mainly relate to planned integration projects in Genencor.

Rising interest expenses

Net interest expenses etc. came to DKK 93 million in Q1 2006/07, including a capital gain of DKK 43 million from the sale of shares in Cambridge Antibody Technology. Adjusted for this, the interest expenses in Q1 were DKK 136 million against DKK 111 million the year before. The increase is ascribable to a higher interest level.

The tax rate was 29% in Q1 2006/07 against 23% in the prior year. Profit for 2005/06 included a tax-exempt income of DKK 60 million, and adjusted for this the tax rate was 27% in Q1 2005/06.

25% growth in underlying consolidated profit

Consolidated profit grew 58% to DKK 423 million, mainly attributable to share-based payments and special items. Before share-based payments and after special items, consolidated profit rose 25% to DKK 383 million, which was in line with expectations.

Cash flow statement

Strong operating cash flow

Cash flow from operating activities before working capital grew 37% to DKK 761 million with working capital contributing DKK 705 million against DKK 736 million the year before. In reality, the underlying trend in working capital is stronger than indicated by these figures, as Sugar received exceptional restitution repayments from the EU in Q1 2005/06. The total cash flow from operating activities in Q1 2006/07 came to DKK 1,466 million, up 14%.

Conservative investment policy

Investments amounted to DKK 180 million in Q1 compared with DKK 296 million in Q1 2005/06. Furthermore, DKK 137 million was paid in Q1 2005/06 in connection with the final takeover of Genencor. In total, Danisco's free cash flow in Q1 2006/07 rose 50% to DKK 1,286 million against last year.

Balance sheet

Positive trend in invested capital

Invested capital has fallen by DKK 852 million, or 3%, to DKK 25,714 million since the start of the financial year. The decline is mainly attributable to a reduction of working capital in Sugar and to currency impact.

Net interest-bearing debt has been reduced by DKK 1,256 million, or 9%, to DKK 11,968 million since the start of the financial year. The debt reduction is at the same level as in the same period the year before.

Equity grew DKK 221 million, or 2%, to DKK 12,947 million in Q1 2006/07. The increase was due to profit for the period of DKK 423 million, buy-back of own shares of DKK 90 million net and unfavourable currency adjustments etc. of DKK 112 million.

Ingredients

DKK million	Q1 2006/07	Q1 2005/06	YTD 2006/07	YTD 2005/06	Change % Q1	Change % YTD
Texturant products	1,263	1,236	1,263	1,236	2	2
Speciality products	1,760	1,691	1,760	1,691	4	4
Sweeteners	474	426	474	426	11	11
Group eliminations	6	1	6	1	.	.
Revenue	**3,503**	**3,354**	**3,503**	**3,354**	**4**	**4**
EBITDA	**690**	**666**	**690**	**666**	**4**	**4**
EBITDA margin %	19.7	19.9	19.7	19.9	.	.
EBIT	**511**	**455**	**511**	**455**	**12**	**12**
EBIT margin %	14.6	13.6	14.6	13.6	.	.

Organic growth of 6% was largely attributable to strong growth in Sweeteners. The growth potential for xylitol cannot be fully exploited at the moment due to temporary capacity limitations. Growth in enzymes and cultures also was satisfactory. Profit for Q1 2006/07 was in line with expectations and did not give rise to any changes in the outlook for 2006/07.

Q1 2006/07

Strong organic growth

Ingredients recorded 4% revenue growth to DKK 3,503 million in Q1 2006/07, driven by 6% organic growth and an adverse currency impact of 2%. Rolling 12-month organic growth continued at the 5% level. At product level, sweeteners and speciality products were the main growth drivers, whereas geographically Europe was the key driver.

EBITDA up 4%

EBITDA grew 4% – in line with revenue – to DKK 690 million in Q1, representing an EBITDA margin of 19.7% against 19.9% in the same period last year. The reasons why the revenue growth does not have a bigger impact on earnings are the trend in the product mix in certain product areas and the fact that it has not yet been possible to compensate fully for the rising raw material and energy costs through price increases. Also, a number of structural factors in Sweeteners and Flavours are in process.

Depreciation in Q1 2006/07 was DKK 179 million against DKK 211 million in the same period the year before. In Q1 2005/06, depreciation relating to the opening balance sheet for Genencor was overestimated by DKK 30 million, which was reversed in Q2 2005/06. Adjusted for this, depreciation was in line with the prior year.

EBIT margin grew despite difficult market conditions

EBIT grew DKK 56 million, or 12%, to DKK 511 million, representing an EBIT margin of 14.6% against 13.6% in the prior year (14.5% adjusted for the overestimated depreciation relating to Genencor in Q1 2005/06).

Product areas

Texturant products (organic growth: Q1 3%)

3% organic growth against strong Q1 in 2005/06

The area covers the divisions Textural Ingredients, Functional Systems and Emulsifiers, together representing 36% of revenue in Ingredients. Organic growth in Q1 was 3% with volume growth contributing 2%. Against the strong growth in Q1 2005/06 (10% organic growth) this was satisfactory. In 2006/07 growth has mainly been driven by Eastern Europe, North America and Latin America. The ongoing price adjustments have had an adverse impact on sales, and the area is still affected by unfavourable raw material and energy prices.

Investment project in Brazil postponed

In October 2004 Danisco announced the construction of a new pectin plant in Brazil. As a result of an unfavourable development in the risk-return profile of the project, it has been decided to postpone the project. The decision should also be seen in the light of the capacity expansions at production sites in the Czech Republic and Mexico.

The increase of production capacity for GRINDSTED® SOFT-N-SAFE is progressing as planned, and the existing limited capacity is fully utilised.

Minor acquisition reinforces product range

On 28 August 2006 Danisco announced the acquisition of a leading Chinese cellulose gum (CMC) manufacturer, Zhangjiagang Sanhui Chemical Co. With this new product Danisco now offers all major stabilisers, supplementing its one-stop-supplier strategy. The plant is to ensure that Danisco becomes a global supplier of CMC for the food industry. The company employs around 250 people and has revenue of close to DKK 100 million.

Speciality products (organic growth: Q1 5%)

Enzymes and cultures generated 5% organic growth

Specialty products cover five divisions: Genencor (technical enzymes), Specialities (e.g. food enzymes), Animal Nutrition (e.g. feed enzymes), Cultures and Flavours, representing 50% of revenue in Ingredients. The area reported 5% organic growth in the period with Flavours contributing slightly to the positive performance.

Enzymes and cultures as a minimum maintained market share

The entire enzymes business and Cultures maintained the positive sales trend and are estimated to have maintained their market share during the period. In enzymes for bioethanol, detergents and food enzymes, Genencor is estimated as a minimum to have achieved growth in line with market growth. R&D is a focal point in all enzymes activities, ranging from enzymes for food, feed and technical applications. The rapid development within ethanol means that the previously announced plant closure in Beloit, USA, will not be implemented. The construction of the new enzymes plant in Wuxi, China, is progressing as planned and is expected to be operational before the end of 2006. The integration of Genencor is going ahead as planned.

Underlying enzymes business unaffected by patent case

Genencor has decided to withdraw SPEZYME® ETHYL, used for ethanol production, following the patent infringement ruling on 24 August 2006. The legal options are currently being reviewed and an appeal of the ruling is being considered. Should the ruling be upheld, it may result in Genencor being liable for compensation for the patent infringement. The outlook for the current financial year does not take any liability for compensation into account. Genencor has launched SPEZYME® XTRA to replace SPEZYME® ETHYL, and the ruling will not materially affect Danisco's overall enzymes business. The product withdrawn is just one of a full product range for the ethanol segment, which covers both the traditional ethanol production process and the new 'no-cook' process, for which Genencor launched the STARGEN® 001 product in 2005.

Flavours continued its focus on implementing the previously announced efficiencies.

Sweeteners (organic growth: Q1 14%)

Xylitol and Litesse® were growth drivers

The product range comprises xylitol (natural sweetener), Litesse® (fibres) and a number of specialty sweeteners. The product area represented 14% of revenue in Ingredients. The division recorded organic growth of 14% in Q1 2006/07 with 16% from volume.

Raw material shortage impacted adversely on xylitol growth

The strong growth in the division was driven by xylitol and Litesse®. Europe, North America and Latin America recorded the highest growth rates. The division was impacted by a period of shortage of raw materials (xylose) for xylitol production, considerably limiting growth. The xylose shortage was significant for a period of time, but the situation seems to be improving due to three factors:

- Danisco has launched an investment programme for increasing the xylose capacity at the existing plant in Lenzing, Austria. The new facilities are expected to be operational in the course of the next 12 months.
- Due to financial difficulties, our American sub-supplier was unable to supply xylose for a period of time, but deliveries were resumed in August.
- Prices have been adjusted to some extent because of the rising raw material and energy prices.

Global market leadership maintained

Despite difficult trading conditions, Danisco maintained its market position. The fact that several key accounts continue to launch new products containing xylitol highlights the importance of this position. Growing demand for xylitol and low inventories in the industry in general give rise to expected high activity in the period ahead.

Geographic markets

Europe (organic growth: Q1 7%)

Solid organic growth in Western and Eastern Europe

Europe represented 43% of revenue in Ingredients and recorded 7% organic growth in Q1 2006/07. Western and Eastern Europe both contributed to the positive performance. The strong market trend in Eastern Europe is reflected by Russia recording organic growth above 20% in Q1.

Enzymes, cultures and sweeteners were the strongest product segments. Of the customer segments, dairy and beverages grew the most.

North America (organic growth: Q1 4%)

Characterised by stability

North America represented 28% of revenue in Ingredients and recorded 4% organic growth in the period, mirroring the pattern in 2005/06.

Texturant products, enzymes, cultures and sweeteners were the strongest product segments. Of the customer segments, dairy grew by far the most.

Latin America (organic growth: Q1 18%)

Latin America maintained double-digit organic growth

Latin America represented 8% of revenue in Ingredients and recorded organic growth of 18% in Q1 2006/07.

The progress was broadly based across Danisco's product range, but cultures, feed enzymes and sweeteners generated significant double-digit growth rates in the period. The more traditional texturant products also showed strong growth. Of the customer segments, dairy and ice cream grew the most.

Asia Pacific (organic growth: Q1 4%)

Q1 weaker than the previous periods

The region represented 17% of revenue and recorded organic growth of 4% in the period. China continued to deliver growth rates considerably above this level.

The strongest product areas were enzymes and sweeteners, while for customers it was bakery.

Innovation

The most significant product launches in Q1 2006/07 are listed below:

- **SPEZYME® XTRA** is a new enzyme for making bioethanol (used specifically in starch processing).
- **FERMGEN™** is a new enzyme used in the manufacture of ethanol (faster fermentation in ethanol production).

- **DEFENZ 120BG** is a safe environmentally-friendly enzyme solution for breaking down specific nerve agents.

- **GRINDAMYL™ POWERFresh** is an enzyme used to extend the shelf life of bread, such as sliced bread, tortillas and hot dog buns. It makes bread crumble less and easier to fold, and as such particularly suitable for use in tortillas and hot dog buns.

- **CREMODAN® LF IcePro** is a functional system making it possible to produce tasty ice cream with less than 1% fat. The product is interesting because it matches the healthy food trend while at the same time lowering production costs.

- **Grindsted Crystallizer Range:** In the shift to trans-free fats, producers of yellow fats and similar products have been forced to use alternative raw materials, which has involved changed production methods and led to inferior quality and reduced production capacity. Danisco has developed a new emulsifier range that meets customers' need for faster crystallisation, optimises production capacity and improves the baking properties of, for instance, baking margarine.

- **NovaGARD LM 100 and 200** are two new products for Listeria control in meat products, such as ham and sausages. The two products have been introduced in the USA. They are natural replacers of existing chemically-based solutions, offering improved Listeria control and much better taste.

Sugar

DKK million	Q1 2006/07	Q1 2005/06	YTD 2006/07	YTD 2005/06	Change % Q1	Change % YTD
Revenue	**1,847**	1,875	**1,847**	1,875	(1)	(1)
EBITDA	**265**	298	**265**	298	(11)	(11)
EBITDA margin %	14.3	15.9	14.3	15.9	.	.
EBIT	**175**	198	**175**	198	(12)	(12)
EBIT margin %	9.5	10.6	9.5	10.6	.	.

Q1 2006/07 was in line with expectations and did not give rise to any changes in the outlook for 2006/07. The most recent field samples support this view. The earlier announced production levy of DKK 100 million will be expensed in the second half of 2006/07. The adjustment of the production structure is progressing as planned, generating strong cash flow. The potential of setting up ethanol production is still being analysed.

Q1 2006/07

Sugar recorded revenue of DKK 1,847 million in 2006/07, down 1% on last year. The production levies relating to the sugar reform mean that the price reductions made will not fully impact revenue until at a later stage. Most market segments performed as expected, but the warm summer meant increased demand for sugar from the soft drink industry. Following the WTO ruling, trade in C sugar will be discontinued by the end of August.

EBITDA came to DKK 265 million, equivalent to an EBITDA margin of 14.3%, in Q1 2006/07 compared to EBITDA of DKK 298 million and an EBITDA margin of 15.9% in the same period last year. The margin performance was attributable to the adverse effects of the extraordinary quota reduction in 2006/07, price pressure on the European sugar markets and higher indirect production costs resulting from the reduced quota.

Depreciation in Q1 2006/07 was DKK 90 million against DKK 100 million the year before.

EBIT fell 12% to DKK 175 million in Q1 2006/07, equivalent to a decline in the EBIT margin from 10.6% to 9.5%.

As planned, Sugar generated a strong cash flow. The positive development in working capital is ascribable to the effects of the EU sugar reform and the elimination of C sugar trade by the end of August 2006 (a consequence of the WTO ruling on C sugar exports). To this should be added a continued conservative investment policy.

Expected sugar output in 2006/07

The results of the second field samples made on 7 September 2006 did not give rise to any change in the expected sugar beet harvest. In consequence, sugar production is expected to be in line with the total EU quota of 988,000 tonnes of sugar.

Restructuring

The announced restructuring plan for Sugar, involving factory closures and staff reductions, is being implemented according to plan. The Swedish authorities have approved the restructuring plan relating to Sweden, while negotiations continue in Finland.

Analysis of ethanol production in Denmark and Germany

In the financial year 2005/06 Danisco announced the intention of investigating the possibilities of setting up ethanol production at sugar factories in Denmark and Germany. This work is still in progress, as specific talks are going on in Germany, whereas there has been no progress in the Danish framework conditions, which currently do not support the establishment of profitable bioethanol production.

Outlook for 2006/07

The outlook for 2006/07 is unchanged compared with the expectations stated in the Announcement of Results for 2005/06. The outlook is based on the prevailing energy and raw material prices.

Revenue
Revenue is expected at around DKK 21.0 billion (DKK 20,912 million) of which

- Ingredients represents around DKK 13.5 billion (DKK 13,289 million)
- Sugar represents around DKK 7.5 billion (DKK 7,881 million)

EBITDA before special items and share-based payments
EBITDA is expected at around DKK 3,250 million (DKK 3,502 million) of which

- Ingredients represents around DKK 2,550 million (DKK 2,355 million)
- Sugar represents around DKK 850 million (DKK 1,319 million) after payment of the earlier announced production levy of around DKK 100 million in 2006/07. The levy is expected to be expensed in the second half of 2006/07.

EBIT before special items and share-based payments
EBIT is expected at around DKK 2,100 million (DKK 2,372 million) of which

- Ingredients represents around DKK 1,800 million (DKK 1,644 million)
- Sugar represents around DKK 450-500 million (DKK 898 million) after payment of the earlier announced production levy of around DKK 100 million in 2006/07. The levy is expected to be expensed in the second half of 2006/07.

Special items
Special items are expected to be an expense of around DKK 100-150 million, primarily relating to integration expenses in Genencor and restructuring in Ingredients.

Financials
Financial expenses are expected to be higher than last year (DKK 497 million) due to higher interest rates.

Consolidated profit before share-based payments and after special items
Profit for the year is expected at around DKK 1.0 billion (DKK 797 million).

Currency and interest assumptions
Outlook for the remainder of 2006/07 is based on a USD exchange rate of DKK 5.84, with the average exchange rate in 2005/06 being DKK 6.16. The average exchange rate in Q1 2006/07 was DKK 5.88. The interest rate level for floating-rate loans is expected to be in line with the forward interest rates prevailing in September 2006.

Exchange rate sensitivity
In the calculation of sensitivity to changes in the value of the USD rate we include currencies that correlate with the USD. A change in the USD rate of DKK 1.00 and the same relative change in USD-related currencies will cause a change in full-year revenue of around DKK 800 million and EBIT of around DKK 100 million.

Risk factors
The forward-looking statements contained in this announcement, including expected revenue and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as global economic matters, including interest rate and currency movements, fluctuations in raw material prices, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market-driven price reductions, market acceptance of new products and launches of rivalling products. Danisco is only obliged to update and adjust the stated expectations in so far as this is required by law, including the Danish Securities Trading Act.

Other information

Share capital
Danisco set up a warrant programme in 2002/03 covering more than 6,300 employees. In the third exercise window from 20 March 2006 to 17 April 2006, approximately 6% of the employees exercised their warrants (giving a total 87% of employees having exercised their warrants). The majority of the employees chose cash settlement and a small number chose to subscribe for new shares at a price of DKK 299 per share of DKK 20 nominal value. Danisco therefore effected a capital increase of 1,575 shares of DKK 20 nominal value on 2 May 2006 after which the share capital amounted to DKK 978,520,400, equivalent to 48,926,020 shares of DKK 20 nominal value.

On 2 August 2006, Danisco announced that in the fourth exercise window from 20 June 2006 to 18 July 2006, approximately 1% of the employees exercised their warrants (giving a total 88% of employees having exercised their warrants). The majority of the employees chose cash settlement and a small number chose to subscribe for new shares at a price of DKK 299 per share of DKK 20 nominal value. Danisco therefore effected a capital increase of 625 shares of DKK 20 nominal value on 2 August 2006 after which the share capital amounted to DKK 978,532,900, equivalent to 48,926,645 shares of DKK 20 nominal value.

Share-based payments
At the end of Q1 2006/07 all the warrant and option programmes totalled 1,738,710 shares, equivalent to 3.6% of the Company's share capital. These programmes are expensed in the income statement on an ongoing basis.

As stated at the Annual General Meeting held on 24 August 2006, the Board of Directors has decided to grant up to 250,000 share options at a price of DKK 473 to key employees in the Genencor division.

Information meeting
This announcement of results is also available at www.danisco.com. The meeting for institutional investors, equity analysts and the press to be held today at 3:00 pm can be followed on the above website.

Financial calendar

16 November	2006	IR quiet period begins
14 December	2006	Q2 results (May-October)
16 February	2007	IR quiet period begins
20 March	2007	Q3 results (May-January)
18 May	2007	IR quiet period begins
20 June	2007	Q4 results (May-April)
17 August	2007	IR quiet period begins
29 August	2007	Annual General Meeting 2007
17 September	2007	Q1 results (May-July)
19 November	2007	IR quiet period begins
17 December	2007	Q2 results (May-October)

For further information, please contact:
Investor Relations, tel.: + 45 3266 2912, investor@danisco.com
Media Relations, tel.: +45 3266 2913, info@danisco.com

In the event of any discrepancy between the meaning of the Danish language version and the English language version of the Announcement of Results, the Danish version prevails.

Management's statement

The Board of Directors and the Executive Board today approved the interim report for the period 1 May - 31 July 2006 of Danisco A/S.

The interim report, which is unaudited, has been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the EU, and additional Danish disclosure requirements governing interim financial reporting for listed companies. In our opinion, the interim report gives a true and fair view of the Group's assets, liabilities, financial position, cash flows and results of operations.

19 September 2006

Board of Directors

Anders Knutsen, Chairman

Jørgen Tandrup, Deputy Chairman

Håkan Björklund

Kirsten Drejer

Per Gertsen

Lis Glibstrup

Peter Højland

Flemming Kristensen

Bent Willy Larsen

Matti Vuoria

Executive Board

Tom Knutzen, CEO

Søren Bjerre-Nielsen

Mogens Granborg

INCOME STATEMENT 1 May 2006 - 31 July 2006

DKK million	Q1 2006/07	Q1 2005/06	YTD 2006/07	YTD 2005/06
Continuing operations				
Revenue	5,283	5,162	5,283	5,162
Cost of sales	(3,476)	(3,415)	(3,476)	(3,415)
Gross profit	1,807	1,747	1,807	1,747
Research and development expenses	(205)	(218)	(205)	(218)
Distribution and sales expenses	(669)	(619)	(669)	(619)
Administrative expenses	(301)	(309)	(301)	(309)
Other operating income	16	19	16	19
Other operating expenses		(7)		(7)
Share-based payments	56	(55)	56	(55)
Operating profit before special items (EBIT)	704	558	704	558
Special items	(16)	(67)	(16)	(67)
Operating profit	688	491	688	491
Financial expenses, net	(93)	(111)	(93)	(111)
Profit before tax	595	380	595	380
Income tax expense	(172)	(86)	(172)	(86)
Profit from continuing operations	423	294	423	294
Discontinued operations				
Profit from discontinued operations		(26)		(26)
Profit	423	268	423	268
Distribution of profit:				
Minority interests	9	-	9	-
Equity holders of the parent	414	268	414	268
Total	423	268	423	268
Basic earnings per share (EPS), DKK	8.50	5.47	8.50	5.47
Basic earnings per share from continuing operations (EPS), DKK	8.50	6.01	8.50	6.01
Diluted earnings per share (DEPS), DKK	8.44	5.42	8.44	5.42
Diluted earnings per share before special items and discontinued operations, DKK	8.67	6.33	8.67	6.33

CASH FLOW STATEMENT 1 May 2006 - 31 July 2006

DKK million	Q1 2006/07	Q1 2005/06	YTD 2006/07	YTD 2005/06
Cash flow from operating activities				
Profit from continuing operations	423	294	423	294
Depreciation	272	314	272	314
Change in working capital	705	736	705	736
Other adjustments	66	(53)	66	(53)
Cash flow from operating activities	**1,466**	**1,291**	**1,466**	**1,291**
Net investments	(180)	(296)	(180)	(296)
Purchase of undertakings and activities		(137)		(137)
Cash flow after investments	**1,286**	**858**	**1,286**	**858**
Cash flow from financing activities	(1,272)	(1,201)	(1,272)	(1,201)
Cash flow from discontinued operations		(26)		(26)
Decrease/increase in cash and cash equivalents	**14**	**(369)**	**14**	**(369)**
Cash and cash equivalents at the beginning of the period	411	729	411	729
Exchange adjustment of cash and cash equivalents	(5)	47	(5)	47
Cash and cash equivalents at the end of the period	**420**	**407**	**420**	**407**

BALANCE SHEET

DKK million	31 July 2006	31 July 2005	30 April 2006
Assets			
Intangible assets	11,860	11,961	11,965
Property, plant and equipment	8,635	9,572	8,683
Investments	582	675	1,091
Total non-current assets	**21,077**	**22,208**	**21,739**
Inventories	4,492	5,175	5,563
Receivables	4,810	4,159	4,549
Cash and cash equivalents	420	407	411
Total current assets	**9,722**	**9,741**	**10,523**
Total assets	**30,799**	**31,949**	**32,262**
Equity and liabilities			
Share capital	979	994	978
Other reserves	11,642	11,491	11,430
Equity attributable to equity holders of the parent	**12,621**	**12,485**	**12,408**
Minority interests	326	338	318
Total equity	**12,947**	**12,823**	**12,726**
Non-current liabilities	7,725	7,747	7,746
Current liabilities	10,127	11,379	11,790
Total liabilities	**17,852**	**19,126**	**19,536**
Total equity and liabilities	**30,799**	**31,949**	**32,262**

Changes in equity

DKK million	31 July 2006	31 July 2005
Balance at the beginning of the period	12,726	12,286
Profit	423	268
Exchange rate adjustment of foreign subsidiaries and associates	(98)	231
Other movements in equity	(14)	38
Total recognised income and expenses	311	537
Buyback of own shares	(99)	-
Sale of own shares	9	-
Balance at the end of the period	12,947	12,823

Own shares

	Number	Nominal value (DKK '000)	% of share capital
Holding at 1 May 2006	103,200	2,064	0.21
Purchase	198,000	3,960	0.40
Redemption of share options	(19,500)	(390)	(0.04)
Holding at 31 July 2006	**281,700**	**5,634**	**0.58**

OTHER SEGMENT DETAILS 1 May 2006 - 31 July 2006

Revenue by business segment

DKK million	Q1 2006/07	Q1 2005/06	YTD 2006/07	YTD 2005/06	Change % Q1	Change % YTD
Ingredients	3,503	3,354	3,503	3,354	4	4
Sugar	1,847	1,875	1,847	1,875	(1)	(1)
Group eliminations	(67)	(67)	(67)	(67)	-	-
Total	**5,283**	**5,162**	**5,283**	**5,162**	2	2

Revenue by geographic segment

DKK million	Q1 2006/07	Q1 2005/06	YTD 2006/07	YTD 2005/06	Change % Q1	Change % YTD	Distribution % Q1	Distribution % YTD
Denmark	390	460	390	460	(15)	(15)	7	7
Other Nordic countries	980	1,129	980	1,129	(13)	(13)	19	19
Rest of Western Europe	1,184	1,106	1,184	1,106	7	7	22	22
Eastern Europe	487	356	487	356	37	37	9	9
North America	964	939	964	939	3	3	18	18
Latin America	294	255	294	255	15	15	6	6
Asia-Pacific	691	636	691	636	9	9	13	13
Rest of the world	293	281	293	281	4	4	6	6
Total	**5,283**	**5,162**	**5,283**	**5,162**	2	2	100	100

EBITDA before special items

DKK million	Q1 2006/07	Q1 2005/06	YTD 2006/07	YTD 2005/06	Change % Q1	Change % YTD	Margin % Q1	Margin % YTD
Ingredients	690	666	690	666	4	4	19.7	19.7
Sugar	265	298	265	298	(11)	(11)	14.3	14.3
Unallocated, other	(35)	(37)	(35)	(37)	-	-	-	-
	920	927	920	927	(1)	(1)	17.4	17.4
Share-based payments	56	(55)	56	(55)	-	-	-	-
Total	**976**	**872**	**976**	**872**	12	12	18.5	18.5

Operating profit before special items (EBIT)

DKK million	Q1 2006/07	Q1 2005/06	YTD 2006/07	YTD 2005/06	Change % Q1	Change % YTD	Margin % Q1	Margin % YTD
Ingredients	511	455	511	455	12	12	14.6	14.6
Sugar	175	198	175	198	(12)	(12)	9.5	9.5
Unallocated, other	(38)	(40)	(38)	(40)	-	-	-	-
	648	613	648	613	6	6	12.3	12.3
Share-based payments	56	(55)	56	(55)	-	-	-	-
Total	**704**	**558**	**704**	**558**	26	26	13.3	13.3

Special items by business segment

DKK million	Q1 2006/07	Q1 2005/06	YTD 2006/07	YTD 2005/06
Ingredients	(16)	(127)	(16)	(127)
Sugar		-		-
Unallocated, other		60		60
Total	**(16)**	**(67)**	**(16)**	**(67)**

SALES GROWTH IN INGREDIENTS
1 May 2006 - 31 July 2006

Q1 2006/07 compared to Q1 2005/06

Change in %	Growth	Change in currency	Currency adjusted growth	Acquisitions	Organic growth	Distribution of sales % Q1
Sales growth in geographic segment						
Europe	7	-	7	-	7	43
North America	2	(2)	4	-	4	28
Latin America	16	(2)	18	-	18	8
Asia-Pacific	-	(4)	4	-	4	17
Rest of the world	(4)	(1)	(3)	-	(3)	4
Total	4	(2)	6	-	6	100
Sales growth in product segment						
Texturant products	2	(1)	3	-	3	36
Speciality products	4	(1)	5	-	5	50
Sweeteners	11	(3)	14	-	14	14
Total	4	(2)	6	-	6	100

YTD 2006/07 compared to YTD 2005/06

Change in %	Growth	Change in currency	Currency adjusted growth	Acquisitions	Organic growth	Distribution of sales % YTD
Sales growth in geographic segment						
Europe	7	-	7	-	7	43
North America	2	(2)	4	-	4	28
Latin America	16	(2)	18	-	18	8
Asia-Pacific	-	(4)	4	-	4	17
Rest of the world	(4)	(1)	(3)	-	(3)	4
Total	4	(2)	6	-	6	100
Sales growth in product segment						
Texturant products	2	(1)	3	-	3	36
Speciality products	4	(1)	5	-	5	50
Sweeteners	11	(3)	14	-	14	14
Total	4	(2)	6	-	6	100

Stock exchange notices for the last 12 months

19 September	2005	No. 28	Announcement of results for Q1 2005/06
21 September	2005	-	Insiders' trading (2 notices)
1 November	2005	No. 29	Danisco sells part of Genencor's Health Care product portfolio
1 November	2005	No. 30	Warrant programme: Issue of new shares
1 November	2005	-	Updated Articles of Association with appendices
24 November	2005	No. 31	The EU sugar reform
15 December	2005	No. 32	Announcement of results for H1 2005/06
20 December	2005	-	Updated Articles of Association with appendices
27 January	2006	No. 01	Warrant programme: Issue of new shares
30 January	2006	-	Updated Articles of Association with appendices
1 February	2006	No. 02	Tom Knutzen is granted options in Danisco
9 February	2006	No. 03	Danisco safeguards sugar activities for the future
3 March	2006	No. 04	Final adoption of new EU sugar regime and transitional measures
20 March	2006	No. 05	Announcement of results for 9M 2005/06
28 April	2006	No. 06	Leadership change in Danisco as of 1 May 2006
2 May	2006	No. 07	Warrant programme: Issue of new shares
3 May	2006	-	Updated Articles of Association with appendix 1
20 June	2006	No. 08	Announcement of Results for 2005/06
26 June	2006	-	Annual Report 2005/06
31 July	2006	-	Notice convening AGM 2006

Post balance-sheet date stock exchange notices

2 August	2006	No. 09	Warrant programme: Issue of new shares
3 August	2006	-	Updated Articles of Association with appendix 1
24 August	2006	No. 10	Annual General Meeting – Excerpts from Chairman's report
24 August	2006	No. 11	Annual General Meeting held on 24 August 2006
25 August	2006	No. 12	Danisco withdraws SPEZYME® ETHYL enzyme product from the market
1 September	2006	-	Updated Articles of Association with appendix 1

For further information:
Danisco A/S
CVR no. 11350356
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Denmark
Tel.: +45 3266 2000
Fax: +45 3266 2175
www.danisco.com
info@danisco.com

Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: +45 3266 2913, info@danisco.com

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17 August 2006

Danisco anticipates sugar production in line with EU quotas

The results of the first beet harvest forecast of the year are now available.

The cool spring resulted in late sugar beet sowing in 2006 in the countries where Danisco has sugar production. The subsequent exceptionally hot and dry summer meant less favourable growth conditions. Nevertheless, Danisco's first beet harvest forecast indicates sugar production in line with our EU quotas totalling 988,000 tonnes of sugar.

The beet and sugar production has been adjusted to the terms of the new EU sugar regime, under which sugar production in the EU will be reduced and C sugar production will cease, and to the EU's extraordinary quota reduction of approximately 14%. So far, Danisco's sugar production has significantly exceeded the quota (C sugar), but that will not be the case this year, partly as a result of the above.

This year's first field samples of beets made on 14 August 2006 in Denmark, Sweden, Germany, Finland and Lithuania showed the following results:

	Tonnes beet per ha		% sugar in beet		Tonnes sugar per ha	
Denmark	38.8	(43.9)	14.4	(15.2)	5.58	(6.68)
Sweden	36.1	(36.0)	12.2	(15.3)	4.40	(5.50)
Germany	43.2	(42.9)	13.4	(15.0)	5.79	(6.49)
Finland	21.2	(23.0)	16.4	(12.5)	3.47	(2.87)
Lithuania	30.1	(31.6)	13.7	(13.3)	4.12	(4.22)

The average results of the past five years are shown in brackets.

The beet sample results do not change the previously announced expectations for Sugar's earnings in the current financial year.

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

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In Denmark, germination was good following the late sowing, but growth has been limited due to the warm summer weather and insufficient rain. In consequence, we expect sugar production close to the Danish EU quota.

Sweden, Germany and Lithuania have had almost similar growth conditions to Denmark but with shorter drought periods, bringing prospects of production slightly above the national EU quotas in these countries.

In Finland, beets were sown at the usual time of year. There, too, growth conditions were characterised by high temperatures and little rain. Based on the current harvest forecast, sugar production in Finland is expected to be slightly below the quota. We expect to cover this shortage by transferring sugar from 2005.

The results of the field samples in the various factory areas are listed in table 2 in the appendix.

As in previous years, two samples in all will be made. The results of this year's second sample will be announced at the beginning of September.

For further information, please contact:
Thomas B. Olsen, Vice President, Danisco Sugar, tel.: +45 3266 2585.
Dorthe Lindgreen, Communications Manager, Danisco Sugar, tel.: +45 3266 2588, mobile: +45 4011 6695.

Appendix: Danisco's sugar production 2003-2005 and results of the field samples in Denmark, Sweden, Germany, Finland and Lithuania.

About Danisco

Danisco is one of the world's leading producers of ingredients for food and other consumer products. The group employs approximately 10,000 employees in 46 countries and reported revenue of DKK 20.9 billion in 2005/05. Danisco's broad technology platform and product portfolio include emulsifiers, enzymes, stabilisers, cultures, flavours, sugar and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials. Our products are mainly used in the food industry, for instance to improve the texture in bread and ice cream, but are also applied to feed, detergents, textiles and plastics. Danisco is also one of the largest and most efficient sugar producers in Europe.

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

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Appendix to notice on field samples

Table 1:
Danisco's sugar production in the past three years in the five production countries breaks down as follows:

Country	Production 2003 (tonnes sugar)	Production 2004 (tonnes sugar)	Production 2005 (tonnes sugar)	Sugar quota (tonnes sugar for 2006/07)
Denmark	492,000	472,000	475,000	353,000
Sweden:	416,000	372,000	406,000	326,000
Finland	136,000	148,000	179,000	129,000
Germany	148,000	147,000	122,000	105,000
Lithuania	102,000	104,000	92,000	75,000
In total	1,294,000	1,242,000	1,274,000	988,000

Table 2:
Results of the first field samples for each factory in Denmark, Sweden, Germany, Finland and Lithuania taken on 14 August 2006:

Factory	Tonnes beet per ha	% sugar in beet	Tonnes sugar per ha
Nakskov, DK	39.5	14.6	5.77
Nykøbing, DK	36.7	14.8	5.45
Assens, DK	40.6	13.5	5.47
Örtofta, SE	36.1	12.2	4.40
Anklam, DE	43.2	13.4	5.79
Salo, FI	21.2	17.0	3.58
Säkylä, FI	21.1	16.1	3.37
Kedainiai, LT	37.3	13.5	5.05
Panevezys, LT	24.2	13.9	3.36

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

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EXECUTIVE BOARD

DANISCO

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Notice no. 10/2006

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel.: +45 32 66 20 00
Fax: +45 32 66 21 75
www.danisco.com
info@danisco.com

24 August 2006

Excerpts of the Chairman's speech at the Annual General Meeting on 24 August 2006

In his speech at Danisco's Annual General Meeting, Chairman of the Board of Directors, Anders Knutsen, said among other things:

Danisco in the future

The financial year 2005/06 was yet another eventful and busy year for Danisco. We have today the strongest technology platform in the industry, and we are well-equipped, knowledge-intensive and global company prepared for change. With Genencor as part of the Group, we are now better positioned to meet future challenges than we have been for a long time. We are operating within a range of products that address consumers from cradle to grave, 24 hours a day. Toothpaste, chewing gum, syrup, jeans, detergents, creams & lotions, sugar, low-fat ice cream and ethanol may all contain ingredients from Danisco.

Naturally, the development of the company has also brought about new tasks and challenges, something our employees have been highly motivated to take on.

The number one item on the agenda of the Board of Directors and the Executive Board will be to leverage our new platform, i.e. to optimise earnings from operations while at the same time sustaining organic growth – in this order of priority. This means that we will be concentrating more on optimising our existing business activities and less on acquisitions.

The Board of Directors proposes to the Annual General Meeting

- That a dividend of DKK 6.75 per share of DKK 20 be paid, which is unchanged from 2004/05.
- That in the period up until next year's Annual General Meeting, the Board of Directors be authorised to allow the Company to purchase own shares up to the amount of 10% of the share capital at the market price prevailing at the time of purchase with a deviation of up to 10%.
- Election of auditor.
- Election of members to the Board of Directors.

Composition of the Board of Directors and motivation for re-election

At the Annual General Meeting, the following Board members are up for re-election in accordance with the Articles of Association:

Jørgen Tandrup and Håkan Björklund.

I would like to present the Board of Directors' motivation for proposing re-election of Jørgen Tandrup and Håkan Björklund.

Apart from their experience from serving on Danisco's Board of Directors, both Board members have valuable competencies that are considered an asset to Danisco.

The Board of Directors further recommends election of Kirsten Drejer based on the following competencies: Kirsten Drejer has 20 years of experience in the pharmaceutical industry. Before becoming CEO of Symphogen, she held several scientist and managerial positions at Novo Nordisk, including three years as project manager, one year as Head of Diabetes Pharmacology, four years as Director of Diabetes Discovery, and three years as Corporate Facilitator.

Kirsten Drejer has an MSc in Pharmacy and a Ph.D. in Pharmacology. She is independent of the company's Executive Board and general management, and has no conflict of interest with the company.

The information is in accordance with the criteria emphasised in the recommendation of board candidates to the annual general meeting, which are stated in the Annual Report 2005/06.

Jon Krabbe retires from the Board of Directors in accordance with the retirement age for directors. The Board of Directors and the Executive Board would like to thank Jon Krabbe for his many years of service.

The Annual General Meeting can be followed live at www.danisco.com. Subsequently, it will be possible to read the Chairman's speech in its entirety at the same Internet address.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: +45 3266 2913, info@danisco.com

Danisco is one of the world's leading producers of ingredients for food and other consumer products. The group employs approximately 10,000 employees in 46 countries and reported revenue of DKK 20.9 billion in 2005/06. Danisco's broad technology platform and product portfolio include emulsifiers, enzymes, stabilisers, cultures, flavours, sugar and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials. Our products are mainly used in the food industry, for instance to improve the texture in bread and ice cream, but are also applied to feed, detergents, textiles and plastics. Danisco is also one of the largest and most efficient sugar producers in Europe.

3

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 32 66 20 00
Fax +45 32 66 21 75
www.danisco.com
info@danisco.com

Notice no. 11/2006

24 August 2006

Annual General Meeting of Danisco A/S held on 24 August 2006

Danisco A/S today held its Annual General Meeting (AGM) at which the Annual Report for 2005/06 was approved. The AGM adopted the Board of Directors' proposal to pay a dividend of DKK 6.75 per share of DKK 20.

Jørgen Tandrup and Håkan Björklund were re-elected to the Board of Directors. Jon Krabbe retired as director in accordance with the retirement age stipulated in the Rules of Procedure. To replace Jon Krabbe, Kirsten Drejer was elected to the Board of Directors. Kirsten Drejer is CEO of Symphogen A/S as well as board member of Bioneer A/S, BioCentrum DTU, and member of the Committee on Industrial PhD Fellowship Programmes under the Danish Academy of Technical Sciences.

The AGM adopted the Board of Directors' proposals to delete a number of secondary names in article 1.2 of the Articles of Association and to amend article 10.1, 1st sentence, regarding which media to use for convening annual general meetings.

The AGM adopted the Board of Directors' proposal to amend article 13.1 (2) to the effect that it is deleted from the Articles of Association that the Annual General Meeting resolves to discharge the Board of Directors from their obligations in connection with the resolution to approve the Annual Report.

Furthermore, the AGM adopted the Board of Directors' proposal to amend article 23.1 to the effect that going forward the company has one auditor only.

The Company's auditor, Deloitte Statsautoriseret Revisionsaktieselskab, was re-elected. As a consequence of the Company now having one auditor only, Ernst & Young Statsautoriseret Revisionsaktieselskab retired as auditor.

Finally, the AGM adopted the emolument to the Board of Directors for the current financial year, which is unchanged, and renewed the authorisation to the Board of Directors to allow the Company to purchase its own shares up to the amount of 10% of the share capital at the market price at the time of purchase with a deviation of up to 10%.

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The complete wordings of the resolutions appear from the previously published agenda and the proposals in full for the AGM.

After the AGM, the Board of Directors appointed Anders Knutsen Chairman of the Board of Directors and Jørgen Tandrup Deputy Chairman.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: +45 3266 2913, info@danisco.com

Danisco is one of the world's leading producers of ingredients for food and other consumer products. The group employs approximately 10,000 employees in 46 countries and reported revenue of DKK 20.9 billion in 2005/06. Danisco's broad technology platform and product portfolio include emulsifiers, enzymes, stabilisers, cultures, flavours, sugar and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials. Our products are mainly used in the food industry, for instance to improve the texture in bread and ice cream, but are also applied to feed, detergents, textiles and plastics. Danisco is also one of the largest and most efficient sugar producers in Europe.

4.

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
Postboks 17
1001 København K
Tlf. 3266 2000
Fax 3266 2175
www.danisco.com
info@danisco.com

Notice no. 12/2006

25 August 2006

Danisco withdraws enzyme product from the market

Following a patent infringement ruling in a Delaware US court Genencor has decided voluntarily to withdraw SPEZYME® ETHYL from the market – an alpha amylase enzyme used in ethanol production. The ruling states that a Novozymes A/S patent has been infringed. The legal options are currently being reviewed and an appeal of the ruling is being considered. Should the ruling be upheld it may result in Genencor being liable for compensation for the patent infringement. This morning Genencor launched a new product SPEZYME® XTRA to replace SPEZYME® ETHYL. The product has been successfully tested on both pilot and full scale at multiple customer sites.

Overall, this court ruling will not materially affect Danisco's enzyme business including the ethanol segment. The product withdrawn is just one of a full product range for the ethanol segment, which covers both the traditional ethanol production process and the 'no-cook' process, for which Genencor launched the STARGEN® 001 product in 2005.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, Danisco A/S, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, Danisco A/S, tel.: +45 3266 2913, e-mail: info@danisco.com

Danisco is one of the world's leading producers of ingredients for food and other consumer products. The group employs approximately 10,000 employees in 46 countries and reported revenue of DKK 20.9 billion in 2005/06. Danisco's broad technology platform and product portfolio include emulsifiers, enzymes, stabilisers, cultures, flavours, sugar and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials. Our products are mainly used in the food industry, for instance to improve the texture in bread and ice cream, but are also applied to feed, cleaning, textiles and plastics. Danisco is also one of the largest and most efficient sugar producers in Europe.

5

DANISCO

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28 August 2006 - 09:00

Danisco acquires new product area

Danisco has acquired one of China's most leading producers of cellulose gum (CMC). This adds a whole new product area to Danisco's Textural Ingredients division.

'Zhangjiagang Sanhui Chemical Co., Ltd. is currently the leading supplier to the Chinese market as well as exporter to other countries. With a competitive cost structure and Danisco's worldwide sales network and technical service, we expect Danisco to become an important player on the world market for cellulose gum,' says Hans Henrik Hjorth, President, Danisco Textural Ingredients.

With the new product area, Danisco now has all the important hydrocolloids, thereby boosting its One-Stop-Supplier strategy.

Danisco's portfolio already includes pectin, alginate, locust bean gum, carrageenan, xanthan and guar gum. Hydrocolloids are products that provide texture and act as a stabiliser in a number of consumer products like dairy products, cheeses, confectionery, fruit products, noodles, cake mixes and meat products. In addition, hydrocolloids are also used in for instance toothpaste and cosmetics.

Situated 120 km outside Shanghai, the plant is wholly owned by Danisco and is to provide the foundation for Danisco becoming a global supplier of cellulose gum to the food industry. The plant employs some 250 people and boasts sales of close to DKK 100 million.

For further information, please contact:

Hans Henrik Hjorth, President, Danisco Textural Ingredients, tel.: +45 32 66 20 00
Carl Johan Corneliussen, Media Relations Manager, tel.: +45 32 66 29 26
Hans Gregersen, Investor Relations Manager, tel.: +45 32 66 29 25

Download this release in Danish.



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INVESTOR NEWS

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7 September 2006 - 10:40

Danisco recognised for sustainable performance

World-leading ingredients company Danisco has once again been selected for inclusion in the Dow Jones Sustainability Indexes, which track the performance of leading companies in the sustainability field and assess their financial, social and environmental policies.

The indexes provide asset managers with reliable and objective benchmarks to manage sustainability portfolios.

Just 10% of the 2500 companies in the Dow Jones Global Indexes are selected for inclusion in the sustainability indexes, including only seven companies out of the 56 listed in the food industry category.

"This is the fifth consecutive year that we are included on the indexes", says Søren Hjuler Vogelsang VP of Corporate Sustainable Development at Danisco. "This award for our performance shows that we effectively manage the issues that affect our bottom line."

Danisco has recently published its sustainability report containing information on its 2005 environmental and social performance. Detailed information is also available at www.danisco.com/sustainability.

Dow Jones Sustainability Indexes
Member 2006/07

For further information, please contact:

Daniel King, Sustainability Communications Manager, Tlf. 32 66 20 31
Carl Johan Corneliussen, Media Relations Manager, Tlf. 32 66 29 26

Read this release in Danish.

7.

DANISCO Press Release

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7 September 2006

Still potential for sugar output of 1 million tonnes

Danisco maintains its expectations for this year's sugar output based on the second beet harvest forecast.

After extraordinarily dry and hot summer weather, a subsequent period with high rainfall has enhanced beet growth.

'The beets are developing satisfactorily in all our production countries. The rainfall in recent weeks has favoured good beet growth, but the sugar content is relatively low. On this basis, we can confirm our expectations of a total sugar output in Denmark, Sweden, Finland, Germany and Lithuania in line with our EU quotas for 2006/07 of 988,000 tonnes of sugar,' says Thomas B. Olsen, Executive Vice President, Agriculture.

This year's second field samples of beets made on 4 September 2006 showed the following results:

	Tonnes beet per ha		% sugar in beet		Tonnes sugar per ha	
Denmark	59.1	(60.9)	13.9	(16.0)	8.24	(9.77)
Sweden	52.9	(53.1)	13.6	(16.4)	7.18	(8.76)
Germany	63.1	(60.5)	13.4	(16.3)	8.46	(9.90)
Finland	39.3	(37.4)	14.1	(14.9)	5.52	(5.61)
Lithuania	50.9	(44.0)	12.2	(15.4)	6.22	(6.75)

The average results of the past five years are shown in brackets.

In a comment on the coming beet campaign, Mogens Granborg, Executive Vice President, Danisco A/S, says:

'It's always exciting to launch a new campaign, but this year will be very special, indeed. It's the last campaign at our factories in Assens, Denmark, and Salo, Finland, and the first one without our factory in Köpingebro, which is currently being phased out. The impending

factory closures, which are the result of the new terms under the EU's sugar reform, affect us all. The factories have 100 years of history behind them and a traditionally very committed staff.'

For further information, please contact:
Thomas B. Olsen, Executive Vice President, Agriculture, tel.: +45 3266 2585.
Communications Manager, Dorthe Lindgreen, Danisco Sugar, tel.: +45 3266 2588.

Appendix: The results of the second field samples in Denmark, Sweden, Germany, Finland and Lithuania in 2006 and Danisco's sugar production 2003-2005.

About Danisco
Danisco is one of the world's leading producers of ingredients for food and other consumer products. The group employs approximately 10,000 employees in 46 countries and reported revenue of DKK 20.9 billion in 2005/05. Danisco's broad technology platform and product portfolio include emulsifiers, enzymes, stabilisers, cultures, flavours, sugar and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials. Our products are mainly used in the food industry, for instance to improve the texture in bread and ice cream, but are also applied to feed, detergents, textiles and plastics. Danisco is also one of the largest and most efficient sugar producers in Europe.

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Appendix

Table 1
Results of the second field samples on 4 September 2006 in Denmark, Sweden, Germany, Finland and Lithuania:

Factory	Tonnes beet per ha	% sugar in beet	Tonnes sugar per ha	Planned start of campaign
Nakskov, DK	60.7	13.9	8.45	10 Oct. 2006
Nykøbing, DK	55.1	13.8	7.62	10 Oct. 2006
Assens, DK	62.2	14.1	8.78	28 Sep. 2006
Örtofta, SE	52.9	13.6	7.18	15 Sep. 2006
Anklam, DE	63.1	13.4	8.46	1 Oct. 2006
Salo, FI	39.7	13.9	5.55	4 Oct. 2006
Säkylä, FI	38.8	14.3	5.50	4 Oct. 2006
Kedainiai, LT	58.1	12.2	7.11	26 Sep. 2006
Panevezys, LT	44.9	12.2	5.49	27 Sep. 2006

Table 2:
Danisco's sugar production in the past three years in the five production countries breaks down as follows:

Country	Production 2003 (tonnes sugar)	Production 2004 (tonnes sugar)	Production 2005 (tonnes sugar)	Sugar quota (tonnes sugar for 2006/07)
Denmark	492,000	472,000	475,000	353,000
Sweden:	416,000	372,000	406,000	326,000
Finland	136,000	148,000	179,000	129,000
Germany	148,000	147,000	122,000	105,000
Lithuania	102,000	104,000	92,000	75,000
In total	1,294,000	1,242,000	1,274,000	988,000

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12 September 2006 - 11:45

Danisco develops vanilla ice cream with whey

This month, Danisco's Ice Cream Frozen Desserts innovation department has developed vanilla ice cream with whey, but without off-taste.

Replacing skimmed milk powder with whey powder presents quite a "tasty" challenge. It is necessary to mask the off-notes of salts and minerals to give the product the well-known taste of skim milk powder.

This requires a flavour especially designed for this application depending on the origin of the whey powder, of course, as there is big differences in taste of whey powder.

This concept focuses on the greatest ice cream classic ever: Vanilla!

For a hand-out in PDF format, to receive samples and for more information, please contact your usual Danisco representative - **you can send us an e-mail here.**

About Danisco's ice cream and frozen desserts innovation department

Danisco's Ice Cream & Frozen Desserts innovation department has a vast knowledge of technical and trend related issues. The international staff has more than 50 years experience in solving the challenges that ice cream producers meet. Danisco's monthly ice cream concepts help customers identify the key trends within the frozen desserts market.

Printed Monday, 23 October 2006 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2006/businessupdate_90_en.htm

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14 September 2006 - 08:14

Danisco – Bringing Health to Everyday Life at the Health Ingredients Europe exhibition in Frankfurt on 14-16 Nov. 2006

2006 marks the occasion of the 4th edition of the Hi Europe trade exhibition.

Health Ingredients Europe 2006

2006 marks the occasion of the 4th edition of the Hi Europe trade exhibition. The dietary developments of the 21st Century such as obesity, diabetes, rising cancer cases and heart problems are challenges for the food industry. Health ingredients Europe 2006 will showcase neutraceuticals, health, organic and functional ingredients from more than 450 companies to help meet the demand for health foods and a healthy diet. (Source: www.hi-events.com).

Danisco at Hi Europe

At Danisco, we're improving the nutritional profiles of many foods and beverages, consumers eat everyday, with our innovative ingredients that have specific physiological benefits in the areas of digestive, oral and cardiovascular health, as well as immune modulation, weight management and diabetes. <

At this year's event, we will be sampling of a variety of applications:

Sample our Synbiotic Confections!

It's a delicious treat that delivers a daily dose of digestive wellbeing. Our Synbiotic Yoghurt-filled Confections are made with Danisco's HOWARU™ Dophilus, one of the world's most extensively tested probiotic cultures that, when used with our prebiotic lactitol, creates a synbiotic effect with digestive health benefits. With Litesse® polydextrose as part of the formulation, these chocolates have the added benefit of prebiotic fibre. Ideal for use in chocolate bars, coatings, fillings, nutrition bar chips, and as inclusions in cereal and ice cream, Danisco's Synbiotic Confection products are a convenient, portable option for adding beneficial bacteria and fibre to snacks and food products.

Mango Smoothie

Our energizing Mango Smoothie, made with Litesse® UltraTM (polydextrose) and fructose is a nutritious choice for your morning wake-up call. For improved digestive health, a glass of Mango Smoothie will supply an effective prebiotic dose of polydextrose. It has been sweetened with fructose to enhance the natural fruit flavour.

Fibre Water

Thirsty? Try our cool, clear and clean tasting water that is also a good source of fibre! Made with Litesse® UltraTM, which is 90% fibre, and is ideally suited for use in beverages due to its high solubility, clarity in solution and unparalleled stability.

Kefir shot

With its sparkling taste, nutty flavour and Caucasian origins, kefir is increasingly valued as an ethnic health drink worldwide. With HOWARU™ Kefir, Danisco combines the highly documented probiotic strain HOWARU™ Bifido to its kefir blends to make differentiating probiotic shots.

Visit Danisco at HIE 2006, stand G48, and sample more innovative samples for

healthy dairy and beverage products, including other new probiotic concepts, which contribute to improving the body's natural immune response and balancing the intestinal microflora.

For editorial enquiries, please contact:

Bob Tee
Encore Marketing Communications
Email: roberttee@supanet.com

For product enquiries, please contact:

Sarah-Jane Carrick
Danisco Sweeteners
Email: sarah.jane.carrick@danisco.com

Nathalie Brosse
Danisco Cultures
Email: nathalie.brosse@danisco.com

10

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14 September 2006 - 15:13

Russian dairy group Wimm-Bill-Dann relies on CHOOZIT™ DVI cultures

With its new best-selling Tilsitter-type Lambert™ cheese, Wimm-Bill-Dann assesses itself as the first Russian manufacturer of high quality cheese with 34% market share in 2005.

The Lambert™ cheese was developed in collaboration with Danisco application technologists using CHOOZIT™ DVI cultures and flavour adjuncts.

Since its introduction in 2004, the Lambert cheese has become a benchmark in Russia thanks to its clean taste and standardised quality in a market where cheese quality can be variable.

The cultures used are part of the CHOOZIT CHEESE range for Tilsitter and Havarti cheese types and demonstrate Danisco's expertise in yellow cheeses.

In addition, Wimm-Bill-Dann also used CHOOZIT™ flavour adjuncts to bring a typical differentiating taste to the Lambert cheese.

"CHOOZIT™ DVI cultures enabled us to set up a convenient, stable and consistent process to produce the quality of cheese we needed to gain market share", says Sergey Knyazev, Wimm-Bill-Dann Project Manager. "We are now looking to expand our cheese range with new low fat products."

The Russian cheese market reached USD1.6 bn in 2005 (+8,9%) with hard cheese accounting for 60% of the total market. Source: Euromonitor 2006.

CHOOZIT™ is a registered trademark of Danisco A/S.
Lambert™ is a registered trademark of Wimm Bill Dann.

For further information, please contact:

Danisco: Nathalie Brosse, Tel.: +33 1 56 60 47 26
Wimm-Bill-Dann: Chernetskaya Eleonora (Чернецкая Элеонора), Tel.: +7 (495) 105 58 05

Wimm-Bill-Dann Foods OJSC is Russia's leading producer of juice and dairy products. The Company was founded in 1992. Today the company has 30 production facilities in Russia and the Commonwealth of Independent States (CIS). Affiliated trading companies operate in the 26 largest cities of Russia and the CIS, with distributors working in more than 40 cities. The company has over 17,000 employees. Wimm-Bill-Dann has a diversified brand portfolio of more than 1,000 types of dairy products and 150 types of juice and juice-based drinks.

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18 September 2006 - 10:00

Danisco develops new groundbreaking enzyme

Danisco's new bakery enzyme is the result of several years of collaboration with Genencor, which Danisco acquired in the spring of 2005.

The enzyme with the commercial name GRINDAMYLTM POWERFresh surpasses existing technologies in strength and benefits manufacturers and consumers alike.

'The enzyme outperforms existing market standards, as it makes sliced bread, tortillas and hot dog buns softer and extends shelf life. It reduces crumbliness and improves flexibility, making it particularly suitable for use in tortillas and hot dog buns,' says Jan Sindesen, President, Danisco Specialities.

For the bakeries, fewer crumbs mean enhanced efficiency and production cost savings. For the consumers, the enzyme means that sliced bread does not break when they butter it, and that the hot dog bun does not break into two when adding the sausage. An additional benefit is improved shelf life.

Danisco sees a considerable business potential in the enzyme. The world market for bakery enzymes is approx. DKK 1.3 billion, of which shelf-life extending enzymes make up around 50%.

'We want to launch the enzyme globally and are starting on the North-American market from where we'll be rolling it out to other countries as we get the relevant approvals. The enzyme has already been approved in most of the countries of the world,' says Jan Sindesen.

More than every fourth loaf of industrially made bread in the world contains Danisco ingredients.

Read the product launch on GRINDAMYL™ POWERFresh with G4-amylase

For further information, please contact:

Jan Sindesen, President, Danisco Specialities, tel. +45 32 66 20 00
Natalie E. Weber, Media Relations Manager, Danisco, tel.: + 45 32 66 29 27

Read the full release in Danish here.

Printed Monday, 23 October 2006 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/press+releases/pressrelease_370_en.htm

12

DANISCO

First you add knowledge...



19 September 2006
Announcement of Results for Q1 2006/07
(1 May - 31 July 2006)

Contents

Danisco is one of the world's leading producers of ingredients for food and other consumer products. The Group employs approximately 10,000 employees in 46 countries and reported revenue of DKK 20.9 billion in 2005/06. Danisco's broad technology platform and product portfolio include emulsifiers, enzymes, stabilisers, cultures, flavours, sugar and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials. Our products are mainly used in the food industry, for instance to improve the texture in bread and ice cream, but are also applied to feed, detergents, textiles and plastics. Danisco is also one of the largest and most efficient sugar producers in Europe.

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Notice no. 13/2006

Danisco A/S
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Denmark
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

19 September 2006

Announcement of Results for Q1 2006/07
1 May - 31 July 2006
(Unaudited)

New organisation in Ingredients

Danisco's overall strategy is maintained, but in Ingredients a number of changes will be carried out to lift the EBIT margin above 15% for the segment by streamlining the organisation and management structure and moving innovation activities to the product divisions and sales. On top of this come more detailed financial targets. Revenue, profit and cash flow in Q1 2006/07 were in line with expectations, and the full-year outlook for 2006/07 is maintained.

Q1 results 2006/07

- **Revenue** grew 2% to DKK 5,283 million, driven by 6% organic growth in Ingredients, while Sugar recorded a slight decline in revenue.
- **EBITDA before special items and share-based payments** fell 1% to DKK 920 million, equivalent to an EBITDA margin of 17.4%.
- **EBIT before special items and share-based payments** rose 6% to DKK 648 million, resulting in an EBIT margin of 12.3%.
- **Special items** amounted to a net expense of DKK 16 million, primarily relating to the integration of Genencor.
- **Consolidated profit** grew 58% to DKK 423 million, mainly attributable to positive developments in share-based payments and special items. Before share-based payments and after special items, consolidated profit rose 25% to DKK 383 million, which was in line with expectations.

Outlook for 2006/07

- The outlook for 2006/07 is unchanged compared with the expectations stated in the Announcement of Results for 2005/06.
- **Revenue** is expected at around DKK 21.0 billion with DKK 13.5 billion in Ingredients and DKK 7.5 billion in Sugar.
- **EBITDA before special items and share-based payments** is expected at around DKK 3,250 million with around DKK 2,550 million in Ingredients and DKK 850 million in Sugar after payment of the earlier announced production levy of DKK 100 million in 2006/07. The levy is expected to be expensed in the second half of 2006/07.
- **EBIT before special items and share-based payments** is expected at around DKK 2,100 million with around DKK 1,800 million in Ingredients and DKK 450-500 million in Sugar.
- **Special items** are expected to be an expense of DKK 100-150 million.
- **Consolidated profit before share-based payments and after special items** is expected at around DKK 1.0 billion.

KEY FIGURES AND FINANCIAL RATIOS

		Q1 2006/07	Q1 2005/06	YTD 2006/07	YTD 2005/06
Income statement in DKK million					
Revenue		5,283	5,162	5,283	5,162
EBITDA before special items		976	872	976	872
Operating profit before special items (EBIT)		704	558	704	558
Special items		(16)	(67)	(16)	(67)
Operating profit		688	491	688	491
Financial expenses, net		(93)	(111)	(93)	(111)
Profit before tax		595	380	595	380
Profit from continuing operations		423	294	423	294
Profit from discontinued operations			(26)		(26)
Profit		423	268	423	268
Profit attributable to equity holders of the parent		414	268	414	268
Operating profit before special items (EBIT)					
Ingredients		511	455	511	455
Sugar		175	198	175	198
Unallocated, other		(38)	(40)	(38)	(40)
		648	613	648	613
Share-based payments		56	(55)	56	(55)
Total		704	558	704	558
Cash flows in DKK million					
Cash flow from operating activities		1,466	1,291	1,466	1,291
Cash flow from investing activities		(180)	(433)	(180)	(433)
Cash flow after investments		1,286	858	1,286	858
Financial ratios *					
Diluted average number of shares	'000	49,017	49,417	49,017	49,417
Diluted earnings per share (DEPS)	DKK	8.44	5.42	8.44	5.42
Diluted earnings per share before special items and discontinued operations	DKK	8.67	6.33	8.67	6.33
Diluted cash flow per share	DKK	29.91	26.12	29.91	26.12
Diluted number of shares at period-end	'000			48,920	49,408
Diluted book value per share (BVPS)	DKK			256	253
Market price per share	DKK			432	406

	31 July 2006	31 July 2005	30 April 2006
Balance sheet in DKK million			
Assets	30,799	31,949	32,262
Equity attributable to equity holders of the parent	12,621	12,485	12,408
Equity	12,947	12,823	12,726
Interest-bearing debt, net	11,968	13,299	13,224
Invested capital	25,714	27,195	26,566

*) The effect of Danisco's programmes for share options and warrants has been included in the diluted values.

Unfolding the potential

Target for EBIT margin in Ingredients maintained

The overall strategy for Danisco's two business segments is essentially unchanged, but a number of changes will be made to ensure that the financial target of an EBIT margin in Ingredients of minimum 15% is achieved. The measures necessary to achieve this target will be launched under the heading 'Unfolding the potential'.

Strong business platform in Ingredients

The Ingredients business segment has a broad technology platform and a strong global market position and product portfolio. Danisco's knowledge base is deeply rooted in a competent and dedicated staff located close to the customers. The markets we cater for show attractive growth potential, driven by global population growth and increasing prosperity. In consequence, Ingredients enjoys a strong strategic position.

Focus on strengthening efficiency and competitiveness

The ambition is to strengthen efficiency and competitiveness, chiefly through a reorganisation towards larger units centred round product groups and technologies. This will allow for intra-group synergies in the value chains and a less complex organisation and management structure. The main organisational changes in Ingredients are:

- Consolidation from nine to four product divisions
- Consolidation of R&D into the four product divisions
- Strengthening of the global sales organisation for food ingredients by integrating application activities.

The new organisational structure will take effect on 1 November 2006 and is illustrated in the chart below. The new divisional structure comprises four units: Genencor, Cultures, Texturants & Sweeteners (T&S) and Flavours. More detailed organisational plans will be prepared in the period up to the implementation of the new organisational structure.



DANISCO
INGREDIENTS
Product Management, R&D, Production, Supply Chain & Sale of Industrial Ingredients
Bio Ingredients
Genencor
Cultures
Texturants & Sweeteners
Flavours
Sales & Application Food Ingredients
Europe, North America, Latin America, ASPAC, ROW
SUGAR
Production and supply chain
Denmark, Sweden, Finland
Sales & Innovation

More focus on EBIT margin than organic growth

In connection with the reorganisation, focus will increasingly be on improving the EBIT margin and the return on invested capital. Organic growth continues to be a priority, whereas acquisitive growth is given lower priority.

In Sugar, the organisational structure and the objective of maximising cash flow from the sugar production are maintained in parallel with the implementation of the previously announced restructuring resulting from the new EU sugar reform.

The external financial reporting and the financial targets will be adjusted to the new organisation.

Management structure

The management structure is illustrated in the organisation chart below. The Executive Board is unchanged with Tom Knutzen, CEO, Søren Bjerre-Nielsen, CFO, and Mogens Granborg, Executive Vice President and CEO Danisco Sugar.


INGREDIENTS
SUGAR
Product Management, R&D, Production, Supply Chain & Sale of Industrial Ingredients
Bio Ingredients
Texturants & Sweeteners
Flavours
Tjerk de Ruiter* CEO Genencor
Fabienne Saadane-Oaks President Cultures
Torben Svejgaard* CEO Texturants & Sweeteners
Jos Kleppers President Flavours
Mogens Granborg* CEO Danisco Sugar A/S
Sales & Application Food Ingredients
Ole Søgaard Andersen*, Chief Sales & Marketing Officer
Western Europe, North America, Latin America, ASPAC, EEROW

Profile of the operational units in Ingredients

The three operational units in Ingredients are described in brief below. The units are based on the four divisions: Genencor, Cultures, Texturants & Sweeteners and Flavours. Sharing a common technology platform, the Genencor and Cultures divisions are joined in Bio Ingredients. Closer collaboration between the two divisions will benefit R&D and production technology.

- **Bio Ingredients** is made up of two product divisions, Genencor and Cultures (including food protection and food safety). The enzyme activities will be consolidated in an integrated business system under Genencor.

  Together, the two divisions generated revenue of around DKK 5.1 billion in 2005/06, equivalent to 38% of revenue in Ingredients. Genencor is headquartered in Rochester, New York, USA, and Cultures in Paris, France. Bio Ingredients will have global production facilities and a staff totalling some 2,250 people. It will be the most R&D-intensive product area in Ingredients. Danisco has a leading global market position in all primary product segments under this division.

- **Texturants & Sweeteners** comprises the product areas: Emulsifiers, Textural Ingredients, Functional Systems and Sweeteners (mainly natural sweeteners) as well as a number of minor industrial products.

In 2005/06 the division recorded revenue of around DKK 6.7 billion, equivalent to 50% of revenue in Ingredients. The division employs around 3,100 people in total and is market leader in the product areas mentioned above. The global production structure reflects the raw material situation and the large production volumes. Divisional headquarters are located in Copenhagen, Denmark.

- **Flavours** comprises this one product area and recorded revenue of around DKK 1.5 billion in 2005/06, equivalent to 12% of revenue in Ingredients. The division employs around 700 people and is headquartered in Brussels, Belgium.

Split-up of Innovation

Innovation is made up of two main areas, R&D and Application Support (technical customer support), which will be split up to ensure more effective use of resources, though close collaboration across the organisational structure will be maintained:

- **R&D** is transferred to the product divisions as they carry full responsibility for the product supply chain in the short and long term.

- **Application Support** covers all kinds of technical and innovation support to customers. Being a sales supporting activity only, this area is moved to the sales organisation.

Sales & Application Food Ingredients (SAFI) carries the global responsibility for sales of ingredients to the food industry. The product divisions will continue to have independent organisations to handle sales of industrial ingredients because this activity is structurally different from food ingredients. However, the infrastructure will be leveraged across the organisation. The total staff in SAFI numbers close to 1,350 people.

Technology & Business Development (T&BD) is to ensure optimum technology utilisation and development across the organisation and safeguard interests in relation to risky and long-term research projects that do not naturally fit in under any one division.

Financial targets

The financial targets at group, segment and divisional levels are listed below.

Danisco

At group level, focus is at two balance sheet targets:

- **Net interest-bearing debt:** Average debt equivalent to 3.0-4.5x EBITDA (on a rolling 12-month basis). In case of major acquisitions, this target may be temporarily departed from.

- **Dividends:** To ensure the necessary shareholders' equity to fund the Company's operations and distribute surplus capital to the shareholders through dividend payments and/or share buybacks.

The other financial targets have been stated separately for Ingredients and Danisco Sugar, as they currently operate under different framework conditions.

Ingredients

In Ingredients the following targets have been set for the segment and the divisions:

Ingredients segment
The three financial targets for Ingredients listed below are based on the targets of the four divisions. With regard to return on net operating assets (RONOA) the target is equivalent to Danisco covering the average capital cost (WACC) of currently 7.5%.

- **Organic growth:** 3-6% (2005/06: 5%)
- **EBIT margin:** >15% (2005/06: 12.4%)
- **RONOA:** >20% (2005/06: 16%)

Bio Ingredients
The revenue growth and EBIT margin targets are based on expected market growth and Danisco's will to maintain a high R&D investment level. The two divisions are expected to obtain earnings capacity in line with industry leaders.

- **Organic growth:** 5-10%
- **EBIT margin:** 15-20% (around 12.8% in 2005/06)

Texturants & Sweeteners
The division is characterised by bulk products based on relatively well-known production technology. Profitability is highly dependent on capacity utilisation. With Danisco's market position in these product areas, the targets are.

- **Organic growth:** 3-5%
- **EBIT margin:** >15% (around 14.3% in 2005/06)

Flavours
The targets for Flavours build on the division's modest global market share compared with Danisco's other business areas and on the financial results of recent years being significantly below the current targets.

- **Organic growth:** 2-4%
- **EBIT margin:** 10-15% (around 6.0% in 2005/06)

The above targets should be seen as average targets over a business cycle.

Sugar

Given the political framework for the European sugar industry, the primary objective for Sugar is to maximise cash flow from sugar production, based on Sugar's ability to maintain its position as one of the most efficient sugar producers in the EU. Two sets of targets have been defined for Sugar, covering the periods during and after implementation of the sugar reform.

During reform implementation

- EBIT: On average DKK 525-675 million (2006/07: excluding the earlier announced production levy of DKK 100 million).
- **Free cash flow:** Above EBIT before the extraordinary effect from the sale of quota and inventory reductions estimated at a total of around DKK 1 billion.
- **Investments:** Somewhat below depreciation level.

After reform implementation

- **Revenue:** Around DKK 5.5 billion
- **EBIT margin:** >10%

Implementation process

In the period until the implementation of the new organisation on 1 November 2006, the historical quarterly results will be restated in accordance with the changed reporting structure internally as well as externally. When available, the restated results will be published in a separate announcement.

Group financials

Income statement

Continued strong growth in Ingredients

In Q1 2006/07 Danisco recorded revenue growth of 2% to DKK 5,283 million. Ingredients (65% of revenue) recorded organic growth of 6% but was unfavourably impacted by currency (2%). Sugar (35% of revenue) saw 1% fall in revenue as a result of the EU sugar reform and other factors.

Gross profit rose 3% to DKK 1,807 million in Q1 2006/07, equivalent to a gross margin of 34.2% against 33.8% in the same period the year before. This favourable trend covers progress in Ingredients and a setback in Sugar relating to the changed market conditions in the EU.

EBITDA largely unchanged compared to last year

EBITDA before special items and share-based payments fell 1% to DKK 920 million, equivalent to an EBITDA margin of 17.4% against 18.0% in the same period last year. The development reflects a positive trend in Ingredients and a negative trend in Sugar. Ingredients is still affected by high energy and raw material prices.

Ordinary depreciation in Q1 was DKK 272 million against DKK 314 million the year before. However, depreciation in Q1 2005/06 relating to the opening balance sheet for Genencor was overestimated by DKK 30 million, which was reversed in Q2 2005/06. Adjusted for this, depreciation was in line with the prior year.

6% EBIT growth despite setback in Sugar

EBIT before special items and share-based payments rose 6% to DKK 648 million in Q1 2006/07 with the EBIT margin at 12.3% against 11.9% the year before. EBIT before special items was up 26% to DKK 704 million, equivalent to an EBIT margin of 13.3% against 10.8% the year before.

Share-based payments in Q1 2006/07 represented an income of DKK 56 million against an expense of DKK 55 million in the same period the year before. The reason is that some of the programmes offer the employees the possibility of cash settlement, meaning that Danisco must expense costs arising from share price increases and vice versa in case of a decline in the share price. At the beginning of Q1, Danisco's share price was DKK 502 against DKK 432 at the end of the period.

Special items of DKK 16 million mainly relate to planned integration projects in Genencor.

Rising interest expenses

Net interest expenses etc. came to DKK 93 million in Q1 2006/07, including a capital gain of DKK 43 million from the sale of shares in Cambridge Antibody Technology. Adjusted for this, the interest expenses in Q1 were DKK 136 million against DKK 111 million the year before. The increase is ascribable to a higher interest level.

The tax rate was 29% in Q1 2006/07 against 23% in the prior year. Profit for 2005/06 included a tax-exempt income of DKK 60 million, and adjusted for this the tax rate was 27% in Q1 2005/06.

25% growth in underlying consolidated profit

Consolidated profit grew 58% to DKK 423 million, mainly attributable to share-based payments and special items. Before share-based payments and after special items, consolidated profit rose 25% to DKK 383 million, which was in line with expectations.

Cash flow statement

Strong operating cash flow

Cash flow from operating activities before working capital grew 37% to DKK 761 million with working capital contributing DKK 705 million against DKK 736 million the year before. In reality, the underlying trend in working capital is stronger than indicated by these figures, as Sugar received exceptional restitution repayments from the EU in Q1 2005/06. The total cash flow from operating activities in Q1 2006/07 came to DKK 1,466 million, up 14%.

Conservative investment policy

Investments amounted to DKK 180 million in Q1 compared with DKK 296 million in Q1 2005/06. Furthermore, DKK 137 million was paid in Q1 2005/06 in connection with the final takeover of Genencor. In total, Danisco's free cash flow in Q1 2006/07 rose 50% to DKK 1,286 million against last year.

Balance sheet

Positive trend in invested capital

Invested capital has fallen by DKK 852 million, or 3%, to DKK 25,714 million since the start of the financial year. The decline is mainly attributable to a reduction of working capital in Sugar and to currency impact.

Net interest-bearing debt has been reduced by DKK 1,256 million, or 9%, to DKK 11,968 million since the start of the financial year. The debt reduction is at the same level as in the same period the year before.

Equity grew DKK 221 million, or 2%, to DKK 12,947 million in Q1 2006/07. The increase was due to profit for the period of DKK 423 million, buy-back of own shares of DKK 90 million net and unfavourable currency adjustments etc. of DKK 112 million.

Ingredients

DKK million	Q1 2006/07	Q1 2005/06	YTD 2006/07	YTD 2005/06	Change % Q1	Change % YTD
Texturant products	1,263	1,236	1,263	1,236	2	2
Speciality products	1,760	1,691	1,760	1,691	4	4
Sweeteners	474	426	474	426	11	11
Group eliminations	6	1	6	1	.	.
Revenue	**3,503**	**3,354**	**3,503**	**3,354**	**4**	**4**
EBITDA	**690**	**666**	**690**	**666**	**4**	**4**
EBITDA margin %	19.7	19.9	19.7	19.9	.	.
EBIT	**511**	**455**	**511**	**455**	**12**	**12**
EBIT margin %	14.6	13.6	14.6	13.6	.	.

Organic growth of 6% was largely attributable to strong growth in Sweeteners. The growth potential for xylitol cannot be fully exploited at the moment due to temporary capacity limitations. Growth in enzymes and cultures also was satisfactory. Profit for Q1 2006/07 was in line with expectations and did not give rise to any changes in the outlook for 2006/07.

Q1 2006/07

Strong organic growth

Ingredients recorded 4% revenue growth to DKK 3,503 million in Q1 2006/07, driven by 6% organic growth and an adverse currency impact of 2%. Rolling 12-month organic growth continued at the 5% level. At product level, sweeteners and speciality products were the main growth drivers, whereas geographically Europe was the key driver.

EBITDA up 4%

EBITDA grew 4% – in line with revenue – to DKK 690 million in Q1, representing an EBITDA margin of 19.7% against 19.9% in the same period last year. The reasons why the revenue growth does not have a bigger impact on earnings are the trend in the product mix in certain product areas and the fact that it has not yet been possible to compensate fully for the rising raw material and energy costs through price increases. Also, a number of structural factors in Sweeteners and Flavours are in process.

Depreciation in Q1 2006/07 was DKK 179 million against DKK 211 million in the same period the year before. In Q1 2005/06, depreciation relating to the opening balance sheet for Genencor was overestimated by DKK 30 million, which was reversed in Q2 2005/06. Adjusted for this, depreciation was in line with the prior year.

EBIT margin grew despite difficult market conditions

EBIT grew DKK 56 million, or 12%, to DKK 511 million, representing an EBIT margin of 14.6% against 13.6% in the prior year (14.5% adjusted for the overestimated depreciation relating to Genencor in Q1 2005/06).

Product areas

Texturant products (organic growth: Q1 3%)

3% organic growth against strong Q1 in 2005/06

The area covers the divisions Textural Ingredients, Functional Systems and Emulsifiers, together representing 36% of revenue in Ingredients. Organic growth in Q1 was 3% with volume growth contributing 2%. Against the strong growth in Q1 2005/06 (10% organic growth) this was satisfactory. In 2006/07 growth has mainly been driven by Eastern Europe, North America and Latin America. The ongoing price adjustments have had an adverse impact on sales, and the area is still affected by unfavourable raw material and energy prices.

Investment project in Brazil postponed

In October 2004 Danisco announced the construction of a new pectin plant in Brazil. As a result of an unfavourable development in the risk-return profile of the project, it has been decided to postpone the project. The decision should also be seen in the light of the capacity expansions at production sites in the Czech Republic and Mexico.

The increase of production capacity for GRINDSTED® SOFT-N-SAFE is progressing as planned, and the existing limited capacity is fully utilised.

Minor acquisition reinforces product range

On 28 August 2006 Danisco announced the acquisition of a leading Chinese cellulose gum (CMC) manufacturer, Zhangjiagang Sanhui Chemical Co. With this new product Danisco now offers all major stabilisers, supplementing its one-stop-supplier strategy. The plant is to ensure that Danisco becomes a global supplier of CMC for the food industry. The company employs around 250 people and has revenue of close to DKK 100 million.

Speciality products (organic growth: Q1 5%)

Enzymes and cultures generated 5% organic growth

Specialty products cover five divisions: Genencor (technical enzymes), Specialities (e.g. food enzymes), Animal Nutrition (e.g. feed enzymes), Cultures and Flavours, representing 50% of revenue in Ingredients. The area reported 5% organic growth in the period with Flavours contributing slightly to the positive performance.

Enzymes and cultures as a minimum maintained market share

The entire enzymes business and Cultures maintained the positive sales trend and are estimated to have maintained their market share during the period. In enzymes for bioethanol, detergents and food enzymes, Genencor is estimated as a minimum to have achieved growth in line with market growth. R&D is a focal point in all enzymes activities, ranging from enzymes for food, feed and technical applications. The rapid development within ethanol means that the previously announced plant closure in Beloit, USA, will not be implemented. The construction of the new enzymes plant in Wuxi, China, is progressing as planned and is expected to be operational before the end of 2006. The integration of Genencor is going ahead as planned.

Underlying enzymes business unaffected by patent case

Genencor has decided to withdraw SPEZYME® ETHYL, used for ethanol production, following the patent infringement ruling on 24 August 2006. The legal options are currently being reviewed and an appeal of the ruling is being considered. Should the ruling be upheld, it may result in Genencor being liable for compensation for the patent infringement. The outlook for the current financial year does not take any liability for compensation into account. Genencor has launched SPEZYME® XTRA to replace SPEZYME® ETHYL, and the ruling will not materially affect Danisco's overall enzymes business. The product withdrawn is just one of a full product range for the ethanol segment, which covers both the traditional ethanol production process and the new 'no-cook' process, for which Genencor launched the STARGEN® 001 product in 2005.

Flavours continued its focus on implementing the previously announced efficiencies.

Sweeteners (organic growth: Q1 14%)

Xylitol and Litesse® were growth drivers

The product range comprises xylitol (natural sweetener), Litesse® (fibres) and a number of specialty sweeteners. The product area represented 14% of revenue in Ingredients. The division recorded organic growth of 14% in Q1 2006/07 with 16% from volume.

Raw material shortage impacted adversely on xylitol growth

The strong growth in the division was driven by xylitol and Litesse®. Europe, North America and Latin America recorded the highest growth rates. The division was impacted by a period of shortage of raw materials (xylose) for xylitol production, considerably limiting growth. The xylose shortage was significant for a period of time, but the situation seems to be improving due to three factors:

- Danisco has launched an investment programme for increasing the xylose capacity at the existing plant in Lenzing, Austria. The new facilities are expected to be operational in the course of the next 12 months.
- Due to financial difficulties, our American sub-supplier was unable to supply xylose for a period of time, but deliveries were resumed in August.
- Prices have been adjusted to some extent because of the rising raw material and energy prices.

Global market leadership maintained

Despite difficult trading conditions, Danisco maintained its market position. The fact that several key accounts continue to launch new products containing xylitol highlights the importance of this position. Growing demand for xylitol and low inventories in the industry in general give rise to expected high activity in the period ahead.

Geographic markets

Europe (organic growth: Q1 7%)

Solid organic growth in Western and Eastern Europe

Europe represented 43% of revenue in Ingredients and recorded 7% organic growth in Q1 2006/07. Western and Eastern Europe both contributed to the positive performance. The strong market trend in Eastern Europe is reflected by Russia recording organic growth above 20% in Q1.

Enzymes, cultures and sweeteners were the strongest product segments. Of the customer segments, dairy and beverages grew the most.

North America (organic growth: Q1 4%)

Characterised by stability

North America represented 28% of revenue in Ingredients and recorded 4% organic growth in the period, mirroring the pattern in 2005/06.

Texturant products, enzymes, cultures and sweeteners were the strongest product segments. Of the customer segments, dairy grew by far the most.

Latin America (organic growth: Q1 18%)

Latin America maintained double-digit organic growth

Latin America represented 8% of revenue in Ingredients and recorded organic growth of 18% in Q1 2006/07.

The progress was broadly based across Danisco's product range, but cultures, feed enzymes and sweeteners generated significant double-digit growth rates in the period. The more traditional texturant products also showed strong growth. Of the customer segments, dairy and ice cream grew the most.

Asia Pacific (organic growth: Q1 4%)

Q1 weaker than the previous periods

The region represented 17% of revenue and recorded organic growth of 4% in the period. China continued to deliver growth rates considerably above this level.

The strongest product areas were enzymes and sweeteners, while for customers it was bakery.

Innovation

The most significant product launches in Q1 2006/07 are listed below:

- **SPEZYME® XTRA** is a new enzyme for making bioethanol (used specifically in starch processing).

- **FERMGEN™** is a new enzyme used in the manufacture of ethanol (faster fermentation in ethanol production).

- **DEFENZ 120BG** is a safe environmentally-friendly enzyme solution for breaking down specific nerve agents.

- **GRINDAMYL™ POWERFresh** is an enzyme used to extend the shelf life of bread, such as sliced bread, tortillas and hot dog buns. It makes bread crumble less and easier to fold, and as such particularly suitable for use in tortillas and hot dog buns.

- **CREMODAN® LF IcePro** is a functional system making it possible to produce tasty ice cream with less than 1% fat. The product is interesting because it matches the healthy food trend while at the same time lowering production costs.

- **Grindsted Crystallizer Range:** In the shift to trans-free fats, producers of yellow fats and similar products have been forced to use alternative raw materials, which has involved changed production methods and led to inferior quality and reduced production capacity. Danisco has developed a new emulsifier range that meets customers' need for faster crystallisation, optimises production capacity and improves the baking properties of, for instance, baking margarine.

- **NovaGARD LM 100 and 200** are two new products for Listeria control in meat products, such as ham and sausages. The two products have been introduced in the USA. They are natural replacers of existing chemically-based solutions, offering improved Listeria control and much better taste.

Sugar

DKK million	Q1 2006/07	Q1 2005/06	YTD 2006/07	YTD 2005/06	Change % Q1	Change % YTD
Revenue	**1,847**	1,875	**1,847**	1,875	(1)	(1)
EBITDA	**265**	298	**265**	298	(11)	(11)
EBITDA margin %	14.3	15.9	14.3	15.9	-	-
EBIT	**175**	198	**175**	198	(12)	(12)
EBIT margin %	9.5	10.6	9.5	10.6	-	-

Q1 2006/07 was in line with expectations and did not give rise to any changes in the outlook for 2006/07. The most recent field samples support this view. The earlier announced production levy of DKK 100 million will be expensed in the second half of 2006/07. The adjustment of the production structure is progressing as planned, generating strong cash flow. The potential of setting up ethanol production is still being analysed.

Q1 2006/07

Sugar recorded revenue of DKK 1,847 million in 2006/07, down 1% on last year. The production levies relating to the sugar reform mean that the price reductions made will not fully impact revenue until at a later stage. Most market segments performed as expected, but the warm summer meant increased demand for sugar from the soft drink industry. Following the WTO ruling, trade in C sugar will be discontinued by the end of August.

EBITDA came to DKK 265 million, equivalent to an EBITDA margin of 14.3%, in Q1 2006/07 compared to EBITDA of DKK 298 million and an EBITDA margin of 15.9% in the same period last year. The margin performance was attributable to the adverse effects of the extraordinary quota reduction in 2006/07, price pressure on the European sugar markets and higher indirect production costs resulting from the reduced quota.

Depreciation in Q1 2006/07 was DKK 90 million against DKK 100 million the year before.

EBIT fell 12% to DKK 175 million in Q1 2006/07, equivalent to a decline in the EBIT margin from 10.6% to 9.5%.

As planned, Sugar generated a strong cash flow. The positive development in working capital is ascribable to the effects of the EU sugar reform and the elimination of C sugar trade by the end of August 2006 (a consequence of the WTO ruling on C sugar exports). To this should be added a continued conservative investment policy.

Expected sugar output in 2006/07

The results of the second field samples made on 7 September 2006 did not give rise to any change in the expected sugar beet harvest. In consequence, sugar production is expected to be in line with the total EU quota of 988,000 tonnes of sugar.

Restructuring

The announced restructuring plan for Sugar, involving factory closures and staff reductions, is being implemented according to plan. The Swedish authorities have approved the restructuring plan relating to Sweden, while negotiations continue in Finland.

Analysis of ethanol production in Denmark and Germany

In the financial year 2005/06 Danisco announced the intention of investigating the possibilities of setting up ethanol production at sugar factories in Denmark and Germany. This work is still in progress, as specific talks are going on in Germany, whereas there has been no progress in the Danish framework conditions, which currently do not support the establishment of profitable bioethanol production.

Outlook for 2006/07

The outlook for 2006/07 is unchanged compared with the expectations stated in the Announcement of Results for 2005/06. The outlook is based on the prevailing energy and raw material prices.

Revenue
Revenue is expected at around DKK 21.0 billion (DKK 20,912 million) of which

- Ingredients represents around DKK 13.5 billion (DKK 13,289 million)
- Sugar represents around DKK 7.5 billion (DKK 7,881 million)

EBITDA before special items and share-based payments
EBITDA is expected at around DKK 3,250 million (DKK 3,502 million) of which

- Ingredients represents around DKK 2,550 million (DKK 2,355 million)
- Sugar represents around DKK 850 million (DKK 1,319 million) after payment of the earlier announced production levy of around DKK 100 million in 2006/07. The levy is expected to be expensed in the second half of 2006/07.

EBIT before special items and share-based payments
EBIT is expected at around DKK 2,100 million (DKK 2,372 million) of which

- Ingredients represents around DKK 1,800 million (DKK 1,644 million)
- Sugar represents around DKK 450-500 million (DKK 898 million) after payment of the earlier announced production levy of around DKK 100 million in 2006/07. The levy is expected to be expensed in the second half of 2006/07.

Special items
Special items are expected to be an expense of around DKK 100-150 million, primarily relating to integration expenses in Genencor and restructuring in Ingredients.

Financials
Financial expenses are expected to be higher than last year (DKK 497 million) due to higher interest rates.

Consolidated profit before share-based payments and after special items
Profit for the year is expected at around DKK 1.0 billion (DKK 797 million).

Currency and interest assumptions
Outlook for the remainder of 2006/07 is based on a USD exchange rate of DKK 5.84, with the average exchange rate in 2005/06 being DKK 6.16. The average exchange rate in Q1 2006/07 was DKK 5.88. The interest rate level for floating-rate loans is expected to be in line with the forward interest rates prevailing in September 2006.

Exchange rate sensitivity
In the calculation of sensitivity to changes in the value of the USD rate we include currencies that correlate with the USD. A change in the USD rate of DKK 1.00 and the same relative change in USD-related currencies will cause a change in full-year revenue of around DKK 800 million and EBIT of around DKK 100 million.

Risk factors

The forward-looking statements contained in this announcement, including expected revenue and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as global economic matters, including interest rate and currency movements, fluctuations in raw material prices, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market-driven price reductions, market acceptance of new products and launches of rivalling products. Danisco is only obliged to update and adjust the stated expectations in so far as this is required by law, including the Danish Securities Trading Act.

Other information

Share capital
Danisco set up a warrant programme in 2002/03 covering more than 6,300 employees. In the third exercise window from 20 March 2006 to 17 April 2006, approximately 6% of the employees exercised their warrants (giving a total 87% of employees having exercised their warrants). The majority of the employees chose cash settlement and a small number chose to subscribe for new shares at a price of DKK 299 per share of DKK 20 nominal value. Danisco therefore effected a capital increase of 1,575 shares of DKK 20 nominal value on 2 May 2006 after which the share capital amounted to DKK 978,520,400, equivalent to 48,926,020 shares of DKK 20 nominal value.

On 2 August 2006, Danisco announced that in the fourth exercise window from 20 June 2006 to 18 July 2006, approximately 1% of the employees exercised their warrants (giving a total 88% of employees having exercised their warrants). The majority of the employees chose cash settlement and a small number chose to subscribe for new shares at a price of DKK 299 per share of DKK 20 nominal value. Danisco therefore effected a capital increase of 625 shares of DKK 20 nominal value on 2 August 2006 after which the share capital amounted to DKK 978,532,900, equivalent to 48,926,645 shares of DKK 20 nominal value.

Share-based payments
At the end of Q1 2006/07 all the warrant and option programmes totalled 1,738,710 shares, equivalent to 3.6% of the Company's share capital. These programmes are expensed in the income statement on an ongoing basis.

As stated at the Annual General Meeting held on 24 August 2006, the Board of Directors has decided to grant up to 250,000 share options at a price of DKK 473 to key employees in the Genencor division.

Information meeting
This announcement of results is also available at www.danisco.com. The meeting for institutional investors, equity analysts and the press to be held today at 3:00 pm can be followed on the above website.

Financial calendar

16 November	2006	IR quiet period begins
14 December	2006	Q2 results (May-October)
16 February	2007	IR quiet period begins
20 March	2007	Q3 results (May-January)
18 May	2007	IR quiet period begins
20 June	2007	Q4 results (May-April)
17 August	2007	IR quiet period begins
29 August	2007	Annual General Meeting 2007
17 September	2007	Q1 results (May-July)
19 November	2007	IR quiet period begins
17 December	2007	Q2 results (May-October)

For further information, please contact:
Investor Relations, tel.: + 45 3266 2912, investor@danisco.com
Media Relations, tel.: +45 3266 2913, info@danisco.com

In the event of any discrepancy between the meaning of the Danish language version and the English language version of the Announcement of Results, the Danish version prevails.

Management's statement

The Board of Directors and the Executive Board today approved the interim report for the period 1 May - 31 July 2006 of Danisco A/S.

The interim report, which is unaudited, has been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the EU, and additional Danish disclosure requirements governing interim financial reporting for listed companies. In our opinion, the interim report gives a true and fair view of the Group's assets, liabilities, financial position, cash flows and results of operations.

19 September 2006

Board of Directors

Anders Knutsen, Chairman

Jørgen Tandrup, Deputy Chairman

Håkan Björklund

Kirsten Drejer

Per Gertsen

Lis Glibstrup

Peter Højland

Flemming Kristensen

Bent Willy Larsen

Matti Vuoria

Executive Board

Tom Knutzen, CEO

Søren Bjerre-Nielsen

Mogens Granborg

INCOME STATEMENT 1 May 2006 - 31 July 2006

DKK million	Q1 2006/07	Q1 2005/06	YTD 2006/07	YTD 2005/06
Continuing operations				
Revenue	5,283	5,162	5,283	5,162
Cost of sales	(3,476)	(3,415)	(3,476)	(3,415)
Gross profit	1,807	1,747	1,807	1,747
Research and development expenses	(205)	(218)	(205)	(218)
Distribution and sales expenses	(669)	(619)	(669)	(619)
Administrative expenses	(301)	(309)	(301)	(309)
Other operating income	16	19	16	19
Other operating expenses		(7)		(7)
Share-based payments	56	(55)	56	(55)
Operating profit before special items (EBIT)	704	558	704	558
Special items	(16)	(67)	(16)	(67)
Operating profit	688	491	688	491
Financial expenses, net	(93)	(111)	(93)	(111)
Profit before tax	595	380	595	380
Income tax expense	(172)	(86)	(172)	(86)
Profit from continuing operations	423	294	423	294
Discontinued operations				
Profit from discontinued operations		(26)		(26)
Profit	423	268	423	268
Distribution of profit:				
Minority interests	9	-	9	-
Equity holders of the parent	414	268	414	268
Total	423	268	423	268
Basic earnings per share (EPS), DKK	8.50	5.47	8.50	5.47
Basic earnings per share from continuing operations (EPS), DKK	8.50	6.01	8.50	6.01
Diluted earnings per share (DEPS), DKK	8.44	5.42	8.44	5.42
Diluted earnings per share before special items and discontinued operations, DKK	8.67	6.33	8.67	6.33

CASH FLOW STATEMENT 1 May 2006 - 31 July 2006

DKK million	Q1 2006/07	Q1 2005/06	YTD 2006/07	YTD 2005/06
Cash flow from operating activities				
Profit from continuing operations	423	294	423	294
Depreciation	272	314	272	314
Change in working capital	705	736	705	736
Other adjustments	66	(53)	66	(53)
Cash flow from operating activities	**1,466**	**1,291**	**1,466**	**1,291**
Net investments	(180)	(296)	(180)	(296)
Purchase of undertakings and activities	-	(137)	-	(137)
Cash flow after investments	**1,286**	**858**	**1,286**	**858**
Cash flow from financing activities	(1,272)	(1,201)	(1,272)	(1,201)
Cash flow from discontinued operations	-	(26)	-	(26)
Decrease/increase in cash and cash equivalents	**14**	**(369)**	**14**	**(369)**
Cash and cash equivalents at the beginning of the period	411	729	411	729
Exchange adjustment of cash and cash equivalents	(5)	47	(5)	47
Cash and cash equivalents at the end of the period	**420**	**407**	**420**	**407**

BALANCE SHEET

DKK million	31 July 2006	31 July 2005	30 April 2006
Assets			
Intangible assets	11,860	11,961	11,965
Property, plant and equipment	8,635	9,572	8,683
Investments	582	675	1,091
Total non-current assets	**21,077**	**22,208**	**21,739**
Inventories	4,492	5,175	5,563
Receivables	4,810	4,159	4,549
Cash and cash equivalents	420	407	411
Total current assets	**9,722**	**9,741**	**10,523**
Total assets	**30,799**	**31,949**	**32,262**
Equity and liabilities			
Share capital	979	994	978
Other reserves	11,642	11,491	11,430
Equity attributable to equity holders of the parent	**12,621**	**12,485**	**12,408**
Minority interests	326	338	318
Total equity	**12,947**	**12,823**	**12,726**
Non-current liabilities	7,725	7,747	7,746
Current liabilities	10,127	11,379	11,790
Total liabilities	**17,852**	**19,126**	**19,536**
Total equity and liabilities	**30,799**	**31,949**	**32,262**

Changes in equity

DKK million	31 July 2006	31 July 2005
Balance at the beginning of the period	**12,726**	**12,286**
Profit	423	268
Exchange rate adjustment of foreign subsidiaries and associates	(98)	231
Other movements in equity	(14)	38
Total recognised income and expenses	**311**	**537**
Buyback of own shares	(99)	-
Sale of own shares	9	-
Balance at the end of the period	**12,947**	**12,823**

Own shares

	Number	Nominal value (DKK '000)	% of share capital
Holding at 1 May 2006	103,200	2,064	0.21
Purchase	198,000	3,960	0.40
Redemption of share options	(19,500)	(390)	(0.04)
Holding at 31 July 2006	**281,700**	**5,634**	**0.58**

OTHER SEGMENT DETAILS 1 May 2006 - 31 July 2006

Revenue by business segment

DKK million	Q1 2006/07	Q1 2005/06	YTD 2006/07	YTD 2005/06	Change % Q1	Change % YTD
Ingredients	3,503	3,354	3,503	3,354	4	4
Sugar	1,847	1,875	1,847	1,875	(1)	(1)
Group eliminations	(67)	(67)	(67)	(67)	-	-
Total	**5,283**	**5,162**	**5,283**	**5,162**	2	2

Revenue by geographic segment

DKK million	Q1 2006/07	Q1 2005/06	YTD 2006/07	YTD 2005/06	Change % Q1	Change % YTD	Distribution % Q1	Distribution % YTD
Denmark	390	460	390	460	(15)	(15)	7	7
Other Nordic countries	980	1,129	980	1,129	(13)	(13)	19	19
Rest of Western Europe	1,184	1,106	1,184	1,106	7	7	22	22
Eastern Europe	487	356	487	356	37	37	9	9
North America	964	939	964	939	3	3	18	18
Latin America	294	255	294	255	15	15	6	6
Asia-Pacific	691	636	691	636	9	9	13	13
Rest of the world	293	281	293	281	4	4	6	6
Total	**5,283**	**5,162**	**5,283**	**5,162**	2	2	100	100

EBITDA before special items

DKK million	Q1 2006/07	Q1 2005/06	YTD 2006/07	YTD 2005/06	Change % Q1	Change % YTD	Margin % Q1	Margin % YTD
Ingredients	690	666	690	666	4	4	19.7	19.7
Sugar	265	298	265	298	(11)	(11)	14.3	14.3
Unallocated, other	(35)	(37)	(35)	(37)	-	-	-	-
	920	**927**	**920**	**927**	(1)	(1)	17.4	17.4
Share-based payments	56	(55)	56	(55)	-	-	-	-
Total	**976**	**872**	**976**	**872**	12	12	18.5	18.5

Operating profit before special items (EBIT)

DKK million	Q1 2006/07	Q1 2005/06	YTD 2006/07	YTD 2005/06	Change % Q1	Change % YTD	Margin % Q1	Margin % YTD
Ingredients	511	455	511	455	12	12	14.6	14.6
Sugar	175	198	175	198	(12)	(12)	9.5	9.5
Unallocated, other	(38)	(40)	(38)	(40)	-	-	-	-
	648	**613**	**648**	**613**	6	6	12.3	12.3
Share-based payments	56	(55)	56	(55)	-	-	-	-
Total	**704**	**558**	**704**	**558**	26	26	13.3	13.3

Special items by business segment

DKK million	Q1 2006/07	Q1 2005/06	YTD 2006/07	YTD 2005/06
Ingredients	(16)	(127)	(16)	(127)
Sugar		-		-
Unallocated, other		60		60
Total	**(16)**	**(67)**	**(16)**	**(67)**

SALES GROWTH IN INGREDIENTS
1 May 2006 - 31 July 2006

Q1 2006/07 compared to Q1 2005/06

Change in %	Growth	Change in currency	Currency adjusted growth	Acquisitions	Organic growth	Distribution of sales % Q1
Sales growth in geographic segment						
Europe	7	-	7	-	7	43
North America	2	(2)	4	-	4	28
Latin America	16	(2)	18	-	18	8
Asia-Pacific	-	(4)	4	-	4	17
Rest of the world	(4)	(1)	(3)	-	(3)	4
Total	**4**	**(2)**	**6**	**-**	**6**	**100**
Sales growth in product segment						
Texturant products	2	(1)	3	-	3	36
Speciality products	4	(1)	5	-	5	50
Sweeteners	11	(3)	14	-	14	14
Total	**4**	**(2)**	**6**	**-**	**6**	**100**

YTD 2006/07 compared to YTD 2005/06

Change in %	Growth	Change in currency	Currency adjusted growth	Acquisitions	Organic growth	Distribution of sales % YTD
Sales growth in geographic segment						
Europe	7	-	7	-	7	43
North America	2	(2)	4	-	4	28
Latin America	16	(2)	18	-	18	8
Asia-Pacific	-	(4)	4	-	4	17
Rest of the world	(4)	(1)	(3)	-	(3)	4
Total	**4**	**(2)**	**6**	**-**	**6**	**100**
Sales growth in product segment						
Texturant products	2	(1)	3	-	3	36
Speciality products	4	(1)	5	-	5	50
Sweeteners	11	(3)	14	-	14	14
Total	**4**	**(2)**	**6**	**-**	**6**	**100**

Stock exchange notices for the last 12 months

19 September	2005	No. 28	Announcement of results for Q1 2005/06
21 September	2005	-	Insiders' trading (2 notices)
1 November	2005	No. 29	Danisco sells part of Genencor's Health Care product portfolio
1 November	2005	No. 30	Warrant programme: Issue of new shares
1 November	2005	-	Updated Articles of Association with appendices
24 November	2005	No. 31	The EU sugar reform
15 December	2005	No. 32	Announcement of results for H1 2005/06
20 December	2005	-	Updated Articles of Association with appendices
27 January	2006	No. 01	Warrant programme: Issue of new shares
30 January	2006	-	Updated Articles of Association with appendices
1 February	2006	No. 02	Tom Knutzen is granted options in Danisco
9 February	2006	No. 03	Danisco safeguards sugar activities for the future
3 March	2006	No. 04	Final adoption of new EU sugar regime and transitional measures
20 March	2006	No. 05	Announcement of results for 9M 2005/06
28 April	2006	No. 06	Leadership change in Danisco as of 1 May 2006
2 May	2006	No. 07	Warrant programme: Issue of new shares
3 May	2006	-	Updated Articles of Association with appendix 1
20 June	2006	No. 08	Announcement of Results for 2005/06
26 June	2006	-	Annual Report 2005/06
31 July	2006	-	Notice convening AGM 2006

Post balance-sheet date stock exchange notices

2 August	2006	No. 09	Warrant programme: Issue of new shares
3 August	2006	-	Updated Articles of Association with appendix 1
24 August	2006	No. 10	Annual General Meeting – Excerpts from Chairman's report
24 August	2006	No. 11	Annual General Meeting held on 24 August 2006
25 August	2006	No. 12	Danisco withdraws SPEZYME® ETHYL enzyme product from the market
1 September	2006	-	Updated Articles of Association with appendix 1

For further information:
Danisco A/S
CVR no. 11350356
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Denmark
Tel.: +45 3266 2000
Fax: +45 3266 2175
www.danisco.com
info@danisco.com

Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: +45 3266 2913, info@danisco.com

13,

DANISCO

First you add knowledge...

22 September 2006 - 09:32

Current Sugar Issues – new Nordic report on sugar and health

Reflecting the nutrition debate in the Nordic Countries mainly, the report is aimed at those who provide consultancy and advice on health. It supplements the more scientific reports that have been published in recent years.

'At Danisco Sugar we emphasise that the health debate is based on facts and well-documented studies,' explains Anne-Mette Nielsen, Nutrition Communication Manager, Danisco Sugar as the background for the publication of the 42-page report addressing the Nordic Nutrition Recommendations.

In the report a number of leading Nordic researchers and experts set out the latest information on the importance of sugar for various health areas. The report testifies to the fact that Danisco Sugar, in keeping with the company's health policy, takes its share of responsibility in the health debate, not least by providing scientifically based information on sugar and nutrition.

The report covers the ten areas listed below, all of which are topical to varying degrees.

- Sugar consumption
- Carbohydrates according to the nutritional recommendations
- Sugar and obesity
- Sugar and diabetes
- Sugar and cardiovascular disease
- Food, eating habits and dental health
- Importance of sugar for physical activity and exercise
- The glycaemic index in practice
- Sugar and addiction
- Sugar and hyperactivity

Follow this link to download a copy of 'Current Sugar Issues' in English, Danish, Swedish or Finnish.

Printed Monday, 23 October 2006 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2006/businessupdate_94_en.htm

DANISCO

First you add knowledge...

5 October 2006 - 10:30

Danisco Sweeteners launches a fresh, new look for Litesse®

This Autumn Danisco Sweeteners' Litesse® brand of polydextrose will be given a fresh new image with the introduction of a new brand identity and logo. "Litesse® is the single ingredient with multiple benefits", will be the positioning that accompanies this new identity.

As Litesse® polydextrose celebrates 25 years in the marketplace it continues to be uniquely suited to the ever changing demands and trends within the food industry.

The new logo and identity celebrate the evolution of Litesse® from bulking agent to speciality carbohydrate, which has made it one of today's most versatile food ingredients.

Litesse® offers multiple health benefits that address most of the current issues in the health and nutrition market today.

- Low Calorie – Only 1 kcal/g
- Sugar Free
- Low Glycaemic - Suitable for Diabetics
- Soluble Dietary Fibre
- Prebiotic
- Satiating Effect

It is straightforward to formulate with and can be used to reduce sugar and fat, whilst improving the taste and texture of many formulations.

For 25 years, food manufacturers have successfully utilized Litesse® polydextrose to improve the nutritional profile of their products, and its many applications include nutrition bars, cereals, beverages, juices, water, confectionery, chocolate, salad dressings, sauces, frozen desserts, ice cream and baked goods.

Danisco Sweeteners' Litesse® is poised to further increase its relevance in the marketplace as the industry responds to the new developments in health and nutrition that are driving current market trends. With the new Litesse® logo and identity soon visible in trade advertising, packaging and on the web, Danisco Sweeteners will bring "new found" attention to the multiple health and functional benefits of Litesse® polydextrose and continue to generate brand recognition among food and beverage manufacturers.

For further information, please contact:

Sarah Jane Carrick, Communications Manager, tel: +44 1737 773732

15.

DANISCO

First you add knowledge...

5 October 2006 - 10:30

Choose Danisco - for clearly better beer

Meet Danisco at BRAU Beviale 2006, Nürnberg Exhibition Centre, Germany, 15-17 November.

Whether your goal is premium beer, innovative beer or low-cost beer with a standard quality, Danisco is the right partner for you. We can help you optimise your processing efficiency and produce the beer of your choice with the right consumer benefits.

Our value-adding solutions are based on the latest technologies, all fully backed by the very best in technical support provided by our brewing experts. Well-equipped application facilities for new product developments or troubleshooting; inspiringly innovative concepts; and market and trend analysis - we provide a complete service package.

For improved processing, consistent, high quality products and cost optimisation, our AMYLEX®, DIAZYME® and LAMINEX® brewing enzymes are particularly effective aids.

Add our GRINDSTED® Carrageenan, and you can enjoy swift and easy wort clarification.

For yeast washing, use of our Nisaplin® Natural Antimicrobial instead of acid is the natural way to protect the yeasts.

Last but not least, our comprehensive range of flavours, special sugars and sweeteners provide the right flavour and an enhanced mouthfeel. Beer has never looked or tasted better.

We also have ways to reinforce beer's natural healthy characteristics. Fibre enrichment with Litesse® (polydextrose) or sugar reduction with our DIAZYME® brewing enzymes give beer the wholesome image that many consumers today prefer.

Find out more in Hall 1, stand 408, get new ideas out of the foam.

Nürnberg Exhibition Centre, Germany, 15-17 November.

Printed Monday, 23 October 2006 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2006/businessupdate96_en.htm

16-

DANISCO

First you add knowledge...

13 October 2006 - 13:27

Dietary strategies for a long healthy life

Leading ingredient supplier Danisco invites international scientists and food manufacturers to share the latest developments with health and nutrition.

Some 150 participants, including representatives of more than 50 major food companies, gained an insight into innovative opportunities to optimise consumer health at an international symposium hosted by Danisco in Copenhagen.

Eight keynote speakers from the scientific world guided the symposium participants through the latest research, which points to diet as the key to alleviating the rising incidence of lifestyle-related health conditions and reducing the burden of healthcare costs. The talks covered some of the most topical areas in health and nutrition, such as bioactive food components and their effects on biomarkers, functional food developments in Asia, nutrigenetics and -genomics, nutritional strategies for weight management, and cardiovascular and digestive health.

Market drivers

Along with taste, trends within health and nutrition are major drivers of today's food market. Most of the manufacturers represented at the symposium came from companies that already employ nutritional solutions supplied by Danisco. For them, scientifically and clinically substantiated benefits are a particular interest area.

Many of the healthy ingredients under investigation are already well known, including plants used by the holistic Hindu healing system Ayurveda. Beneficial probiotic bacteria are also becoming recognised for a growing number of new health benefits, supported by the numerous ingredients now known to have a prebiotic effect.

Danisco research

Four of Danisco's own top research scientists presented the results of a series of studies that shed light on Litesse® as a prebiotic dietary fibre, the health benefits of probiotics and betaine, and the potential synbiotic effect of combining the documented probiotic *L. acidophilis* NCFM with prebiotic lactitol.

"What we can offer that none of our colleagues in the industry can is a holistic approach to health and nutrition formulations," said chair of Danisco's health and nutrition network, Julian Stowell. "We can not only offer a key active ingredient. We can reformulate the whole product from a taste and texture perspective. Danisco offers the broadest portfolio of any company in this area."

By stimulating dialogue between food innovation experts, Danisco is meeting its goal to encourage the development of new ideas and projects for appealing functional foods backed by sound science.

DANISCO

First you add knowledge...

16 October 2006 - 08:36

Kick a salty habit

Reduce the salt in processed foods by 25 – 35% and keep all the taste with SALboosT, a novel flavour designed by Danisco.

Public health campaigns have drawn increasing attention to the health risks associated with excessive salt consumption. SALboosT provides manufacturers with a valuable opportunity to give their products a healthier profile.

Today, some 75% of salt consumed in the industrialised world comes from processed food. While health organisations recommend a maximum salt intake of 6g, the average adult typically consumes more than 9.5g per day, increasing the risk of hypertensions, osteoporosis, asthma and kidney disease.

SALboosT compensates for the flavour lost through salt reduction. By activating the salt receptors on the tongue, it maintains or improves the salt taste in a variety of foods. The overall flavour impression is longer lasting, more rounded and generally more savoury.

Containing just 4% salt, SALboosT has a significant flavour impact at a low dosage, performing particularly well in cooking sauces, pie fillings, soups, savoury biscuits, puff pastry, bread and salted fat spreads.

For more information, please contact Danisco:

Irene Tan, Marketing Manager Singapore, tel: +65 6511 5600.

Printed Monday, 23 October 2006 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2006/businessupdates_97_en.htı

18.

DANISCO

First you add knowledge...

25 October 2006 - 10:06

Danisco introduces HOWARU™ Restore – the supplement to good health

Antibiotics effectively kill off disease-causing bacteria to the relief of millions of people every year. Yet antibiotics don't discriminate between beneficial and harmful bacteria, destroying both good and bad alike.

Danisco introduces HOWARU™ Restore, a new probiotic formulation clinically proven to maintain and restore healthy gut flora. In fact, a new study shows that antibiotic users are able to restore high levels of beneficial bacteria to pre-antibiotic levels much faster than the body does on its own.

HOWARU™ Restore promotes the growth of bifidobacteria. The study demonstrated a return to normal baseline levels of this beneficial bacteria immediately following antibiotic therapy. In contrast, a placebo group in the same study displayed bifidobacteria levels far below pre-antibiotic therapy even two weeks after antibiotic cessation.

The second unique result of the study, equally as important, is that the entire population and balance of intestinal microflora was better maintained by taking HOWARU™ Restore than without it. The research team was able to obtain these results and track the bacterial environment in the gut due to the breakthrough use of new and novel genomic methods of strain tracking and identification.

"This is the first in a line of condition-specific studies by Danisco," says Scott Bush, Global Probiotics Business Director for Danisco. "Many probiotic suppliers employ a one-strain-does-it-all approach to probiotic efficacy." Bush continued, "Danisco's unique screening strategy utilizing in vitro and in vivo models allows selection of the best strain or blend for each condition. This creates products that consumers can be confident will deliver maximum efficacy and an optimum delivery of health benefits."

Probiotics, or beneficial microflora, form the body's natural first-line of defense against harmful invaders and help regulate our digestive and immune systems. An imbalance in intestinal microflora resulting from antibiotic therapy can provoke gastrointestinal symptoms such as diarrhea and loose stool, and hypersensitivity such as rash, fever and other allergic reactions that cause the patient pain, discomfort and inconvenience.

Doctors and dietitians typically recommend yogurt to overcome the negative drawbacks of antibiotic therapy. Not all yogurts contain probiotics and when they do, the dosage level is far lower than the strains contained in HOWARU™ Restore. Pharmacists fill more than 183 million antibiotic prescriptions in the U.S. each year and 900 million globally*. There is a huge consumer market for probiotics which effectively and naturally help maintain gut microflora like HOWARUTM Restore.

HOWARU™ Restore is recommended for use in supplements and nutritionals. This particular mixture of probiotic strains from Danisco demonstrates survivability for up to two years in a dry, capsule form.

Danisco markets its exclusive line of premium probiotics, featuring in vitro, in vivo and gold standard human clinical studies, under the HOWARUTM umbrella. HOWARUTM probiotics offer a wide variety of documented of health benefits. This exclusive probiotic range is backed by Danisco's global marketing concept designed to educate end users about the benefits of taking a preventative or proactive course of probiotics.

The Probiotics business unit is part of Danisco's Cultures Division – a global leader in supplying starter cultures, probiotics, media, colors and enzymes, focusing on taste, texture and health functionalities for the nutrition, health and dairy industries.

*Kalorama Information, a division of MarketResearch.com, Inc.

See the Danisco HOWARU brand website for HOWARU product information.

For further information please contact:

Scott Bush, Global Business Director – Probiotics, Danisco tel: +1 608 224 3117
Jeanne Turner, Quiet Light Communications tel: +1 815 398 6860

....

19

DANISCO

First you add knowledge...

25 October 2006 - 11:26

Danisco softening enzyme is a bakery breakthrough

GRINDAMYL™ POWERFresh with G4-amylase activity sets a new standard in baked goods

Leading ingredient company Danisco has developed a brand new opportunity for commercial bakeries to boost the quality of their products and enhance their competitive ability.

With GRINDAMYL™ POWERFresh, bakers gain a unique enzyme - G4 amylase - which sets a new standard in anti-staling technology for bread and tortillas.

Danisco has used sophisticated biotechnology to come up with the value-adding G4 amylase , which extends the shelf life of bread and tortillas and, at the same time, makes them more satisfying to eat.

By its exclusive ability to alter the molecular structure of starch, the G4 amylase has a powerful impact on starch retrogradation - the main contributor to the staling process.

The improved strength and flexibility and reduced crumbliness achieved with GRINDAMYL™ POWERFresh contribute to an excellent hinge effect in hotdog buns and enable sliced bread to be folded or buttered without breaking.

Both white and wholegrain bread stay soft and fresh for longer and gain a significantly more resilient crumb - a characteristic directly related to eating quality.

GRINDAMYL™ POWERFresh is yet another result of the synergy arising from Danisco's acquisition of former US biotechnology company Genencor in 2005.

The outcome of an extensive development project, the G4 enzyme obtained self-affirmed GRAS status in the US in August. Industrial trials are now underway at customer sites in the US and elsewhere.

See the enzyme in action in Danisco's website here:

http://www.danisco.com/cms/connect/corporate/products%20and%20services/product%20range/enzymes/related/new%20products/g4test_en.htm

For more information contact:

Lars Obel, Business Director Food Enzymes Danisco Specialities,
tel: +45 3266 20 00
Ulf Brøchner Sørensen, Global Product Manager Bakery Enzymes,
tel: +45 8943 5000

Printed Wednesday, 25 October 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/frontpage/businessupdate_99_en.htm

Commission File No. 82-3158
Danisco A/S Submission
October 27, 2006

Number	Date of Publication	Title of Document	Press Release	Made Public under Danish Law	Filed w/Copenhagen Stock Exchange	Distribution to the Securities Holders
A.		**PRESS RELEASES**				
1	8/17/2006	Danisco anticipates sugar production in line with EU quotas	X			X
2	8/24/2006	Excerpts of the Chairman's speech at the Annual General Meeting on 24 August 2006	X	X	Notice No.10/2006	X
3	8/24/2006	Annual General Meeting of Danisco A/S held on 24 August 2006	X	X	Notice No.11/2006	X
4	8/25/2006	Danisco withdraws enzyme product from the market	X	X	Notice No. 12/2006	X
5	8/28/2006	Danisco acquired new product area	X			X
6	9/7/2006	Danisco recognized for sustainable performance	X			X
7	9/7/2006	Still potential for sugar output of 1 million tones	X			X
8	9/12/2006	Danisco develops vanilla ice cream with whey	X			X
9	9/14/2006	Danisco – Bringing Health to Everyday Life at the Health Ingredients Europe exhibition in Frankfurt on 14-16 Nov. 2006	X			X
10	9/14/2006	Russian dairy group Wimm-Bill-Dann relies on CHOOZIT™ DVI cultures	X			X
11	9/18/2006	Danisco develops new groundbreaking enzyme	X			X
12	9/19/2006	Announcement of Results for Q1 2006/07	X	X	Notice No.13/2006	X
13	9/22/2006	Current Sugar Issues – new Nordic report on sugar and health	X			X

Number	Date of Publication	Title of Document	Press Release	Made Public under Danish Law	Filed w/Copenhagen Stock Exchange	Distribution to the Securities Holders
14	10/5/2006	Danisco Sweeteners launches a fresh, new look for Litesse®	X			X
15	10/5/2006	Choose Danisco – for clearly better beer	X			X
16	10/13/2006	Dietary strategies for a long healthy life	X			X
17	10/16/2006	Kick a salty habit	X			X
18	10/25/06	Danisco introduces HOWARU™ Restore- the supplement to good health	X			X
19	10/25/06	Daniso softening enzyme is a bakery breakthrough	X			
						X
B.		**NOTICES TO THE STOCK EXCHANGE**				
1	8/24/2006	Excerpts of the Chairman's speech at the Annual General Meeting on 24 August 2006	X	X	Notice No.10/2006	X
2	8/24/2006	Annual General Meeting of Danisco A/S held on 24 August 2006	X	X	Notice No.11/2006	X
3	8/25/2006	Danisco withdraws enzyme product from the market	X	X	Notice No. 12/2006	X
4	9/19/2006	Announcement of Results for Q1 2006/07	X	X	Notice No.13/2006	X
C.		**SHAREHOLDERS INFO**				
1	8/11/2006	Report of transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons		X		X
2	8/11/2006	Report of transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons		X		X
3	8/17/2006	Danisco anticipates sugar production in line with EU quotas	X			X
4	8/24/2006	Excerpts of the Chairman's speech at the Annual General Meeting on 24 August 2006	X	X	Notice No.10/2006	X
5	8/24/2006	Annual General Meeting of Danisco A/S held on 24 August 2006	X	X	Notice No. 11/2006	X
6	8/25/2006	Danisco withdraws enzyme product from the market	X	X	Notice	X

Number	Date of Publication	Title of Document	Press Release	Made Public under Danish Law	Filed w/Copenhagen Stock Exchange	Distribution to the Securities Holders
					No. 12/2006	
7	8/28/2006	Danisco acquired new product area	X			X
8	9/7/2006	Danisco recognized for sustainable performance	X			X
9	9/7/2006	Still potential for sugar output of 1 million tones	X			X
10	9/12/2006	Danisco develops vanilla ice cream with whey	X			X
11	9/14/2006	Danisco – Bringing Health to Everyday Life at the Health Ingredients Europe exhibition in Frankfurt on 14-16 Nov. 2006	X			X
12	9/14/2006	Russian dairy group Wimm-Bill-Dann relies on CHOOZIT™ DVI cultures	X			X
13	9/18/2006	Danisco develops new groundbreaking enzyme	X			X
14	9/19/2006	Announcement of Results for Q1 2006/07	X	X	Notice No.13/2006	X
15	9/19/2006	New organization in Ingredients	X			X
16	9/20/2006	Report of transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons		X		X
17	9/20/2006	Report of transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons		X		X
18	9/20/2006	Report of transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons		X		X
19	9/21/2006	Report of transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons		X		X
20	9/22/2006	Report of transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons		X		X
21	9/22/2006	Report of transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons		X		X
22	9/22/2006	Report of transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons		X		X
23	9/22/2006	Current Sugar Issues – new Nordic report on sugar and health	X			X
24	9/25/2006	Report of transactions in Danisco A/S shares and other related		X		X

Number	Date of Publication	Title of Document	Press Release	Made Public under Danish Law	Filed w/Copenhagen Stock Exchange	Distribution to the Securities Holders
		financial instruments of managerial staff and connected persons				
25	9/27/2006	Report of transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons		X		X
26	9/28/2006	Report of transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons		X		X
27	10/5/2006	Danisco Sweeteners launches a fresh, new look for Litesse®	X			X
28	10/5/2006	Choose Danisco – for clearly better beer	X			X
29	10/13/2006	Dietary strategies for a long healthy life	X			X
30	10/16/2006	Kick a salty habit	X			X
31	n/a	Financial Info Calendar				X
32	n/a	Business development				X
33	n/a	Service Functions				X
34	n/a	Shared Functions				X
35	n/a	Staff Functions				X
36	n/a	Dividends				X
37	10/25/06	Danisco introduces HOWARU™ Restore- the supplement to good health	X			X
38	10/25/06	Daniso softening enzyme is a bakery breakthrough	X			X
39	10/27/06	Danisco share price				X

/.

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel.: +45 32 66 20 00
Fax: +45 32 66 21 75
www.danisco.com
info@danisco.com

11 August 2005

Report of transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act Danisco shall report the transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Danisco A/S has been notified of the following transaction:

Name:	Katholm Invest A/S
Reason:	Person connected to Board Member Anders Knutsen under s 28a, ss 4(4a) and (4b) of the Securities Trading Act
Issuer:	Danisco A/S
ISIN code:	DK0010207497
Type:	Shares
Transaction:	Purchase
Trading date:	24 June 2005
Market:	Copenhagen Stock Exchange
Number:	626
Market price:	DKK 251,339.00

Yours sincerely

Christel Crone Nielsen

For further information, please contact:

Christel Crone Nielsen, Communications, tel. +45 32 66 29 28, e-mail: sfccn@danisco.com
Michael von Bülow, Communications, tel. +45 32 66 29 20, e-mail: sfmvb@danisco.com

2

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel.: +45 32 66 20 00
Fax: +45 32 66 21 75
www.danisco.com
info@danisco.com

11 August 2005

Report of transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act Danisco shall report the transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Danisco A/S has been notified of the following transaction:

Name:	Helle Knutsen
Reason:	Person connected to Board Member Anders Knutsen under s 28a, ss 4(1) of the Securities Trading Act
Issuer:	Danisco A/S
ISIN code:	DK0010207497
Type:	Shares
Transaction:	Purchase
Trading date:	24 June 2005
Market:	Copenhagen Stock Exchange
Number:	63
Market price:	DKK 25,294.50

Yours sincerely

Christel Crone Nielsen

For further information, please contact:

Christel Crone Nielsen, Communications, tel. +45 32 66 29 28, e-mail: sfccn@danisco.com
Michael von Bülow, Communications, tel. +45 32 66 29 20, e-mail: sfmvb@danisco.com

3,

DANISCO Press Release

First you add knowledge...

17 August 2006

Danisco anticipates sugar production in line with EU quotas

The results of the first beet harvest forecast of the year are now available.

The cool spring resulted in late sugar beet sowing in 2006 in the countries where Danisco has sugar production. The subsequent exceptionally hot and dry summer meant less favourable growth conditions. Nevertheless, Danisco's first beet harvest forecast indicates sugar production in line with our EU quotas totalling 988,000 tonnes of sugar.

The beet and sugar production has been adjusted to the terms of the new EU sugar regime, under which sugar production in the EU will be reduced and C sugar production will cease, and to the EU's extraordinary quota reduction of approximately 14%. So far, Danisco's sugar production has significantly exceeded the quota (C sugar), but that will not be the case this year, partly as a result of the above.

This year's first field samples of beets made on 14 August 2006 in Denmark, Sweden, Germany, Finland and Lithuania showed the following results:

	Tonnes beet per ha		% sugar in beet		Tonnes sugar per ha	
Denmark	38.8	(43.9)	14.4	(15.2)	5.58	(6.68)
Sweden	36.1	(36.0)	12.2	(15.3)	4.40	(5.50)
Germany	43.2	(42.9)	13.4	(15.0)	5.79	(6.49)
Finland	21.2	(23.0)	16.4	(12.5)	3.47	(2.87)
Lithuania	30.1	(31.6)	13.7	(13.3)	4.12	(4.22)

The average results of the past five years are shown in brackets.

The beet sample results do not change the previously announced expectations for Sugar's earnings in the current financial year.

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

DANISCO Press Release

First you add knowledge...

In Denmark, germination was good following the late sowing, but growth has been limited due to the warm summer weather and insufficient rain. In consequence, we expect sugar production close to the Danish EU quota.

Sweden, Germany and Lithuania have had almost similar growth conditions to Denmark but with shorter drought periods, bringing prospects of production slightly above the national EU quotas in these countries.

In Finland, beets were sown at the usual time of year. There, too, growth conditions were characterised by high temperatures and little rain. Based on the current harvest forecast, sugar production in Finland is expected to be slightly below the quota. We expect to cover this shortage by transferring sugar from 2005.

The results of the field samples in the various factory areas are listed in table 2 in the appendix.

As in previous years, two samples in all will be made. The results of this year's second sample will be announced at the beginning of September.

For further information, please contact:
Thomas B. Olsen, Vice President, Danisco Sugar, tel.: +45 3266 2585.
Dorthe Lindgreen, Communications Manager, Danisco Sugar, tel.: +45 3266 2588, mobile: +45 4011 6695.

Appendix: Danisco's sugar production 2003-2005 and results of the field samples in Denmark, Sweden, Germany, Finland and Lithuania.

About Danisco
Danisco is one of the world's leading producers of ingredients for food and other consumer products. The group employs approximately 10,000 employees in 46 countries and reported revenue of DKK 20.9 billion in 2005/05. Danisco's broad technology platform and product portfolio include emulsifiers, enzymes, stabilisers, cultures, flavours, sugar and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials. Our products are mainly used in the food industry, for instance to improve the texture in bread and ice cream, but are also applied to feed, detergents, textiles and plastics. Danisco is also one of the largest and most efficient sugar producers in Europe.

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

DANISCO

Press Release

First you add knowledge...

Appendix to notice on field samples

Table 1:
Danisco's sugar production in the past three years in the five production countries breaks down as follows:

Country	Production 2003 (tonnes sugar)	Production 2004 (tonnes sugar)	Production 2005 (tonnes sugar)	Sugar quota (tonnes sugar for 2006/07)
Denmark	492,000	472,000	475,000	353,000
Sweden:	416,000	372,000	406,000	326,000
Finland	136,000	148,000	179,000	129,000
Germany	148,000	147,000	122,000	105,000
Lithuania	102,000	104,000	92,000	75,000
In total	1,294,000	1,242,000	1,274,000	988,000

Table 2:
Results of the first field samples for each factory in Denmark, Sweden, Germany, Finland and Lithuania taken on 14 August 2006:

Factory	Tonnes beet per ha	% sugar in beet	Tonnes sugar per ha
Nakskov, DK	39.5	14.6	5.77
Nykøbing, DK	36.7	14.8	5.45
Assens, DK	40.6	13.5	5.47
Örtofta, SE	36.1	12.2	4.40
Anklam, DE	43.2	13.4	5.79
Salo, FI	21.2	17.0	3.58
Säkylä, FI	21.1	16.1	3.37
Kedainiai, LT	37.3	13.5	5.05
Panevezys, LT	24.2	13.9	3.36

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Notice no. 10/2006

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel.: +45 32 66 20 00
Fax: +45 32 66 21 75
www.danisco.com
info@danisco.com

24 August 2006

Excerpts of the Chairman's speech at the Annual General Meeting on 24 August 2006

In his speech at Danisco's Annual General Meeting, Chairman of the Board of Directors, Anders Knutsen, said among other things:

Danisco in the future
The financial year 2005/06 was yet another eventful and busy year for Danisco. We have today the strongest technology platform in the industry, and we are well-equipped, knowledge-intensive and global company prepared for change. With Genencor as part of the Group, we are now better positioned to meet future challenges than we have been for a long time. We are operating within a range of products that address consumers from cradle to grave, 24 hours a day. Toothpaste, chewing gum, syrup, jeans, detergents, creams & lotions, sugar, low-fat ice cream and ethanol may all contain ingredients from Danisco.

Naturally, the development of the company has also brought about new tasks and challenges, something our employees have been highly motivated to take on.

The number one item on the agenda of the Board of Directors and the Executive Board will be to leverage our new platform, i.e. to optimise earnings from operations while at the same time sustaining organic growth – in this order of priority. This means that we will be concentrating more on optimising our existing business activities and less on acquisitions.

The Board of Directors proposes to the Annual General Meeting

- That a dividend of DKK 6.75 per share of DKK 20 be paid, which is unchanged from 2004/05.
- That in the period up until next year's Annual General Meeting, the Board of Directors be authorised to allow the Company to purchase own shares up to the amount of 10% of the share capital at the market price prevailing at the time of purchase with a deviation of up to 10%.
- Election of auditor.
- Election of members to the Board of Directors.

Composition of the Board of Directors and motivation for re-election

At the Annual General Meeting, the following Board members are up for re-election in accordance with the Articles of Association:

Jørgen Tandrup and Håkan Björklund.

I would like to present the Board of Directors' motivation for proposing re-election of Jørgen Tandrup and Håkan Björklund.

Apart from their experience from serving on Danisco's Board of Directors, both Board members have valuable competencies that are considered an asset to Danisco.

The Board of Directors further recommends election of Kirsten Drejer based on the following competencies: Kirsten Drejer has 20 years of experience in the pharmaceutical industry. Before becoming CEO of Symphogen, she held several scientist and managerial positions at Novo Nordisk, including three years as project manager, one year as Head of Diabetes Pharmacology, four years as Director of Diabetes Discovery, and three years as Corporate Facilitator.

Kirsten Drejer has an MSc in Pharmacy and a Ph.D. in Pharmacology. She is independent of the company's Executive Board and general management, and has no conflict of interest with the company.

The information is in accordance with the criteria emphasised in the recommendation of board candidates to the annual general meeting, which are stated in the Annual Report 2005/06.

Jon Krabbe retires from the Board of Directors in accordance with the retirement age for directors. The Board of Directors and the Executive Board would like to thank Jon Krabbe for his many years of service.

The Annual General Meeting can be followed live at www.danisco.com. Subsequently, it will be possible to read the Chairman's speech in its entirety at the same Internet address.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: +45 3266 2913, info@danisco.com

Danisco is one of the world's leading producers of ingredients for food and other consumer products. The group employs approximately 10,000 employees in 46 countries and reported revenue of DKK 20.9 billion in 2005/06. Danisco's broad technology platform and product portfolio include emulsifiers, enzymes, stabilisers, cultures, flavours, sugar and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials. Our products are mainly used in the food industry, for instance to improve the texture in bread and ice cream, but are also applied to feed, detergents, textiles and plastics. Danisco is also one of the largest and most efficient sugar producers in Europe.

5

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 32 66 20 00
Fax +45 32 66 21 75
www.danisco.com
info@danisco.com

Notice no. 11/2006

24 August 2006

Annual General Meeting of Danisco A/S held on 24 August 2006

Danisco A/S today held its Annual General Meeting (AGM) at which the Annual Report for 2005/06 was approved. The AGM adopted the Board of Directors' proposal to pay a dividend of DKK 6.75 per share of DKK 20.

Jørgen Tandrup and Håkan Björklund were re-elected to the Board of Directors. Jon Krabbe retired as director in accordance with the retirement age stipulated in the Rules of Procedure. To replace Jon Krabbe, Kirsten Drejer was elected to the Board of Directors. Kirsten Drejer is CEO of Symphogen A/S as well as board member of Bioneer A/S, BioCentrum DTU, and member of the Committee on Industrial PhD Fellowship Programmes under the Danish Academy of Technical Sciences.

The AGM adopted the Board of Directors' proposals to delete a number of secondary names in article 1.2 of the Articles of Association and to amend article 10.1, 1st sentence, regarding which media to use for convening annual general meetings.

The AGM adopted the Board of Directors' proposal to amend article 13.1 (2) to the effect that it is deleted from the Articles of Association that the Annual General Meeting resolves to discharge the Board of Directors from their obligations in connection with the resolution to approve the Annual Report.

Furthermore, the AGM adopted the Board of Directors' proposal to amend article 23.1 to the effect that going forward the company has one auditor only.

The Company's auditor, Deloitte Statsautoriseret Revisionsaktieselskab, was re-elected. As a consequence of the Company now having one auditor only, Ernst & Young Statsautoriseret Revisionsaktieselskab retired as auditor.

Finally, the AGM adopted the emolument to the Board of Directors for the current financial year, which is unchanged, and renewed the authorisation to the Board of Directors to allow the Company to purchase its own shares up to the amount of 10% of the share capital at the market price at the time of purchase with a deviation of up to 10%.

DANISCO
First you add knowledge...

The complete wordings of the resolutions appear from the previously published agenda and the proposals in full for the AGM.

After the AGM, the Board of Directors appointed Anders Knutsen Chairman of the Board of Directors and Jørgen Tandrup Deputy Chairman.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: +45 3266 2913, info@danisco.com

Danisco is one of the world's leading producers of ingredients for food and other consumer products. The group employs approximately 10,000 employees in 46 countries and reported revenue of DKK 20.9 billion in 2005/06. Danisco's broad technology platform and product portfolio include emulsifiers, enzymes, stabilisers, cultures, flavours, sugar and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials. Our products are mainly used in the food industry, for instance to improve the texture in bread and ice cream, but are also applied to feed, detergents, textiles and plastics. Danisco is also one of the largest and most efficient sugar producers in Europe.

6,

EXECUTIVE BOARD

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
Postboks 17
1001 København K
Tlf. 3266 2000
Fax 3266 2175
www.danisco.com
info@danisco.com

Notice no. 12/2006

25 August 2006

Danisco withdraws enzyme product from the market

Following a patent infringement ruling in a Delaware US court Genencor has decided voluntarily to withdraw SPEZYME® ETHYL from the market – an alpha amylase enzyme used in ethanol production. The ruling states that a Novozymes A/S patent has been infringed. The legal options are currently being reviewed and an appeal of the ruling is being considered. Should the ruling be upheld it may result in Genencor being liable for compensation for the patent infringement. This morning Genencor launched a new product SPEZYME® XTRA to replace SPEZYME® ETHYL. The product has been successfully tested on both pilot and full scale at multiple customer sites.

Overall, this court ruling will not materially affect Danisco's enzyme business including the ethanol segment. The product withdrawn is just one of a full product range for the ethanol segment, which covers both the traditional ethanol production process and the 'no-cook' process, for which Genencor launched the STARGEN® 001 product in 2005.

Yours faithfully

Tom Knutzen
CEO

For further information, please contact:
Investor Relations, Danisco A/S, tel.: +45 3266 2912, e-mail: investor@danisco.com
Media Relations, Danisco A/S, tel.: +45 3266 2913, e-mail: info@danisco.com



28 August 2006 - 09:00

Danisco acquires new product area

Danisco has acquired one of China's most leading producers of cellulose gum (CMC). This adds a whole new product area to Danisco's Textural Ingredients division.

'Zhangjiagang Sanhui Chemical Co., Ltd. is currently the leading supplier to the Chinese market as well as exporter to other countries. With a competitive cost structure and Danisco's worldwide sales network and technical service, we expect Danisco to become an important player on the world market for cellulose gum,' says Hans Henrik Hjorth, President, Danisco Textural Ingredients.

With the new product area, Danisco now has all the important hydrocolloids, thereby boosting its One-Stop-Supplier strategy.

Danisco's portfolio already includes pectin, alginate, locust bean gum, carrageenan, xanthan and guar gum. Hydrocolloids are products that provide texture and act as a stabiliser in a number of consumer products like dairy products, cheeses, confectionery, fruit products, noodles, cake mixes and meat products. In addition, hydrocolloids are also used in for instance toothpaste and cosmetics.

Situated 120 km outside Shanghai, the plant is wholly owned by Danisco and is to provide the foundation for Danisco becoming a global supplier of cellulose gum to the food industry. The plant employs some 250 people and boasts sales of close to DKK 100 million.

For further information, please contact:

Hans Henrik Hjorth, President, Danisco Textural Ingredients, tel.: +45 32 66 20 00
Carl Johan Corneliussen, Media Relations Manager, tel.: +45 32 66 29 26
Hans Gregersen, Investor Relations Manager, tel.: +45 32 66 29 25

Download this release in Danish.



7 September 2006 - 10:40

Danisco recognised for sustainable performance

World-leading ingredients company Danisco has once again been selected for inclusion in the Dow Jones Sustainability Indexes, which track the performance of leading companies in the sustainability field and assess their financial, social and environmental policies.

The indexes provide asset managers with reliable and objective benchmarks to manage sustainability portfolios.

Just 10% of the 2500 companies in the Dow Jones Global Indexes are selected for inclusion in the sustainability indexes, including only seven companies out of the 56 listed in the food industry category.

"This is the fifth consecutive year that we are included on the indexes", says Søren Hjuler Vogelsang VP of Corporate Sustainable Development at Danisco. "This award for our performance shows that we effectively manage the issues that affect our bottom line."

Danisco has recently published its sustainability report containing information on its 2005 environmental and social performance. Detailed information is also available at www.danisco.com/sustainability.

Dow Jones Sustainability Indexes
Member 2006/07

For further information, please contact:
Daniel King, Sustainability Communications Manager, Tlf. 32 66 20 31
Carl Johan Corneliussen, Media Relations Manager, Tlf. 32 66 29 26

Read this release in Danish.

DANISCO Press Release

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7 September 2006

Still potential for sugar output of 1 million tonnes

Danisco maintains its expectations for this year's sugar output based on the second beet harvest forecast.

After extraordinarily dry and hot summer weather, a subsequent period with high rainfall has enhanced beet growth.

'The beets are developing satisfactorily in all our production countries. The rainfall in recent weeks has favoured good beet growth, but the sugar content is relatively low. On this basis, we can confirm our expectations of a total sugar output in Denmark, Sweden, Finland, Germany and Lithuania in line with our EU quotas for 2006/07 of 988,000 tonnes of sugar,' says Thomas B. Olsen, Executive Vice President, Agriculture.

This year's second field samples of beets made on 4 September 2006 showed the following results:

	Tonnes beet per ha		% sugar in beet		Tonnes sugar per ha	
Denmark	59.1	(60.9)	13.9	(16.0)	8.24	(9.77)
Sweden	52.9	(53.1)	13.6	(16.4)	7.18	(8.76)
Germany	63.1	(60.5)	13.4	(16.3)	8.46	(9.90)
Finland	39.3	(37.4)	14.1	(14.9)	5.52	(5.61)
Lithuania	50.9	(44.0)	12.2	(15.4)	6.22	(6.75)

The average results of the past five years are shown in brackets.

In a comment on the coming beet campaign, Mogens Granborg, Executive Vice President, Danisco A/S, says:

'It's always exciting to launch a new campaign, but this year will be very special, indeed. It's the last campaign at our factories in Assens, Denmark, and Salo, Finland, and the first one without our factory in Köpingebro, which is currently being phased out. The impending

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

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factory closures, which are the result of the new terms under the EU's sugar reform, affect us all. The factories have 100 years of history behind them and a traditionally very committed staff.'

For further information, please contact:
Thomas B. Olsen, Executive Vice President, Agriculture, tel.: +45 3266 2585.
Communications Manager, Dorthe Lindgreen, Danisco Sugar, tel.: +45 3266 2588.

Appendix: The results of the second field samples in Denmark, Sweden, Germany, Finland and Lithuania in 2006 and Danisco's sugar production 2003-2005.

About Danisco
Danisco is one of the world's leading producers of ingredients for food and other consumer products. The group employs approximately 10,000 employees in 46 countries and reported revenue of DKK 20.9 billion in 2005/05. Danisco's broad technology platform and product portfolio include emulsifiers, enzymes, stabilisers, cultures, flavours, sugar and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials. Our products are mainly used in the food industry, for instance to improve the texture in bread and ice cream, but are also applied to feed, detergents, textiles and plastics. Danisco is also one of the largest and most efficient sugar producers in Europe.

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

DANISCO Press Release

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Appendix

Table 1
Results of the second field samples on 4 September 2006 in Denmark, Sweden, Germany, Finland and Lithuania:

Factory	Tonnes beet per ha	% sugar in beet	Tonnes sugar per ha	Planned start of campaign
Nakskov, DK	60.7	13.9	8.45	10 Oct. 2006
Nykøbing, DK	55.1	13.8	7.62	10 Oct. 2006
Assens, DK	62.2	14.1	8.78	28 Sep. 2006
Örtofta, SE	52.9	13.6	7.18	15 Sep. 2006
Anklam, DE	63.1	13.4	8.46	1 Oct. 2006
Salo, FI	39.7	13.9	5.55	4 Oct. 2006
Säkylä, FI	38.8	14.3	5.50	4 Oct. 2006
Kedainiai, LT	58.1	12.2	7.11	26 Sep. 2006
Panevezys, LT	44.9	12.2	5.49	27 Sep. 2006

Table 2:
Danisco's sugar production in the past three years in the five production countries breaks down as follows:

Country	Production 2003 (tonnes sugar)	Production 2004 (tonnes sugar)	Production 2005 (tonnes sugar)	Sugar quota (tonnes sugar for 2006/07)
Denmark	492,000	472,000	475,000	353,000
Sweden:	416,000	372,000	406,000	326,000
Finland	136,000	148,000	179,000	129,000
Germany	148,000	147,000	122,000	105,000
Lithuania	102,000	104,000	92,000	75,000
In total	1,294,000	1,242,000	1,274,000	988,000

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

DANISCO

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12 September 2006 - 11:45

Danisco develops vanilla ice cream with whey

This month, Danisco's Ice Cream Frozen Desserts innovation department has developed vanilla ice cream with whey, but without off-taste.

Replacing skimmed milk powder with whey powder presents quite a "tasty" challenge. It is necessary to mask the off-notes of salts and minerals to give the product the well-known taste of skim milk powder.

This requires a flavour especially designed for this application depending on the origin of the whey powder, of course, as there is big differences in taste of whey powder.

This concept focuses on the greatest ice cream classic ever: Vanilla!

For a hand-out in PDF format, to receive samples and for more information, please contact your usual Danisco representative - **you can send us an e-mail here.**

About Danisco's ice cream and frozen desserts innovation department

Danisco's Ice Cream & Frozen Desserts innovation department has a vast knowledge of technical and trend related issues. The international staff has more than 50 years experience in solving the challenges that ice cream producers meet. Danisco's monthly ice cream concepts help customers identify the key trends within the frozen desserts market.

11.

DANISCO

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14 September 2006 - 08:14

Danisco – Bringing Health to Everyday Life at the Health Ingredients Europe exhibition in Frankfurt on 14-16 Nov. 2006

2006 marks the occasion of the 4th edition of the Hi Europe trade exhibition.

Health Ingredients Europe 2006

2006 marks the occasion of the 4th edition of the Hi Europe trade exhibition. The dietary developments of the 21st Century such as obesity, diabetes, rising cancer cases and heart problems are challenges for the food industry. Health ingredients Europe 2006 will showcase neutraceuticals, health, organic and functional ingredients from more than 450 companies to help meet the demand for health foods and a healthy diet. (Source: www.hi-events.com).

Danisco at Hi Europe

At Danisco, we're improving the nutritional profiles of many foods and beverages, consumers eat everyday, with our innovative ingredients that have specific physiological benefits in the areas of digestive, oral and cardiovascular health, as well as immune modulation, weight management and diabetes. <

At this year's event, we will be sampling of a variety of applications:

Sample our Synbiotic Confections!

It's a delicious treat that delivers a daily dose of digestive wellbeing. Our Synbiotic Yoghurt-filled Confections are made with Danisco's HOWARU™ Dophilus, one of the world's most extensively tested probiotic cultures that, when used with our prebiotic lactitol, creates a synbiotic effect with digestive health benefits. With Litesse® polydextrose as part of the formulation, these chocolates have the added benefit of prebiotic fibre. Ideal for use in chocolate bars, coatings, fillings, nutrition bar chips, and as inclusions in cereal and ice cream, Danisco's Synbiotic Confection products are a convenient, portable option for adding beneficial bacteria and fibre to snacks and food products.

Mango Smoothie

Our energizing Mango Smoothie, made with Litesse® UltraTM (polydextrose) and fructose is a nutritious choice for your morning wake-up call. For improved digestive health, a glass of Mango Smoothie will supply an effective prebiotic dose of polydextrose. It has been sweetened with fructose to enhance the natural fruit flavour.

Fibre Water

Thirsty? Try our cool, clear and clean tasting water that is also a good source of fibre! Made with Litesse® UltraTM, which is 90% fibre, and is ideally suited for use in beverages due to its high solubility, clarity in solution and unparalleled stability.

Kefir shot

With its sparkling taste, nutty flavour and Caucasian origins, kefir is increasingly valued as an ethnic health drink worldwide. With HOWARU™ Kefir, Danisco combines the highly documented probiotic strain HOWARU™ Bifido to its kefir blends to make differentiating probiotic shots.

Visit Danisco at HIE 2006, stand G48, and sample more innovative samples for

healthy dairy and beverage products, including other new probiotic concepts, which contribute to improving the body's natural immune response and balancing the intestinal microflora.

For editorial enquiries, please contact:

Bob Tee
Encore Marketing Communications
Email: roberttee@supanet.com

For product enquiries, please contact:

Sarah-Jane Carrick
Danisco Sweeteners
Email: sarah.jane.carrick@danisco.com

Nathalie Brosse
Danisco Cultures
Email: nathalie.brosse@danisco.com

12

DANISCO

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14 September 2006 - 15:13

Russian dairy group Wimm-Bill-Dann relies on CHOOZIT™ DVI cultures

With its new best-selling Tilsitter-type Lambert™ cheese, Wimm-Bill-Dann assesses itself as the first Russian manufacturer of high quality cheese with 34% market share in 2005.

The Lambert™ cheese was developed in collaboration with Danisco application technologists using CHOOZIT™ DVI cultures and flavour adjuncts.

Since its introduction in 2004, the Lambert cheese has become a benchmark in Russia thanks to its clean taste and standardised quality in a market where cheese quality can be variable.

The cultures used are part of the CHOOZIT CHEESE range for Tilsitter and Havarti cheese types and demonstrate Danisco's expertise in yellow cheeses.

In addition, Wimm-Bill-Dann also used CHOOZIT™ flavour adjuncts to bring a typical differentiating taste to the Lambert cheese.

"CHOOZIT™ DVI cultures enabled us to set up a convenient, stable and consistent process to produce the quality of cheese we needed to gain market share", says Sergey Knyazev, Wimm-Bill-Dann Project Manager. "We are now looking to expand our cheese range with new low fat products."

The Russian cheese market reached USD1.6 bn in 2005 (+8,9%) with hard cheese accounting for 60% of the total market. Source: Euromonitor 2006.

CHOOZIT™ is a registered trademark of Danisco A/S.
Lambert™ is a registered trademark of Wimm Bill Dann.

For further information, please contact:

Danisco: Nathalie Brosse, Tel.: +33 1 56 60 47 26
Wimm-Bill-Dann: Chernetskaya Eleonora (Чернецкая Элеонора), Tel.: +7 (495) 105 58 05

Wimm-Bill-Dann Foods OJSC is Russia's leading producer of juice and dairy products. The Company was founded in 1992. Today the company has 30 production facilities in Russia and the Commonwealth of Independent States (CIS). Affiliated trading companies operate in the 26 largest cities of Russia and the CIS, with distributors working in more than 40 cities. The company has over 17,000 employees. Wimm-Bill-Dann has a diversified brand portfolio of more than 1,000 types of dairy products and 150 types of juice and juice-based drinks.

/3,

DANISCO

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18 September 2006 - 10:00

Danisco develops new groundbreaking enzyme

Danisco's new bakery enzyme is the result of several years of collaboration with Genencor, which Danisco acquired in the spring of 2005.

The enzyme with the commercial name GRINDAMYLTM POWERFresh surpasses existing technologies in strength and benefits manufacturers and consumers alike.

'The enzyme outperforms existing market standards, as it makes sliced bread, tortillas and hot dog buns softer and extends shelf life. It reduces crumbliness and improves flexibility, making it particularly suitable for use in tortillas and hot dog buns,' says Jan Sindesen, President, Danisco Specialities.

For the bakeries, fewer crumbs mean enhanced efficiency and production cost savings. For the consumers, the enzyme means that sliced bread does not break when they butter it, and that the hot dog bun does not break into two when adding the sausage. An additional benefit is improved shelf life.

Danisco sees a considerable business potential in the enzyme. The world market for bakery enzymes is approx. DKK 1.3 billion, of which shelf-life extending enzymes make up around 50%.

'We want to launch the enzyme globally and are starting on the North-American market from where we'll be rolling it out to other countries as we get the relevant approvals. The enzyme has already been approved in most of the countries of the world,' says Jan Sindesen.

More than every fourth loaf of industrially made bread in the world contains Danisco ingredients.

Read the product launch on GRINDAMYL™ POWERFresh with G4-amylase

For further information, please contact:

Jan Sindesen, President, Danisco Specialities, tel. +45 32 66 20 00
Natalie E. Weber, Media Relations Manager, Danisco, tel.: + 45 32 66 29 27

Read the full release in Danish here.

Printed Monday, 23 October 2006 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/press+releases/pressrelease_370_en.htm

14.

DANISCO

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19 September 2006

Announcement of Results for Q1 2006/07

(1 May - 31 July 2006)

Contents

Danisco is one of the world's leading producers of ingredients for food and other consumer products. The Group employs approximately 10,000 employees in 46 countries and reported revenue of DKK 20.9 billion in 2005/06. Danisco's broad technology platform and product portfolio include emulsifiers, enzymes, stabilisers, cultures, flavours, sugar and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials. Our products are mainly used in the food industry, for instance to improve the texture in bread and ice cream, but are also applied to feed, detergents, textiles and plastics. Danisco is also one of the largest and most efficient sugar producers in Europe.

EXECUTIVE BOARD

DANISCO

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Notice no. 13/2006

Danisco A/S
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Denmark
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Announcement of Results for Q1 2006/07
1 May - 31 July 2006
(Unaudited)

19 September 2006

New organisation in Ingredients

Danisco's overall strategy is maintained, but in Ingredients a number of changes will be carried out to lift the EBIT margin above 15% for the segment by streamlining the organisation and management structure and moving innovation activities to the product divisions and sales. On top of this come more detailed financial targets. Revenue, profit and cash flow in Q1 2006/07 were in line with expectations, and the full-year outlook for 2006/07 is maintained.

Q1 results 2006/07

- **Revenue** grew 2% to DKK 5,283 million, driven by 6% organic growth in Ingredients, while Sugar recorded a slight decline in revenue.
- **EBITDA before special items and share-based payments** fell 1% to DKK 920 million, equivalent to an EBITDA margin of 17.4%.
- **EBIT before special items and share-based payments** rose 6% to DKK 648 million, resulting in an EBIT margin of 12.3%.
- **Special items** amounted to a net expense of DKK 16 million, primarily relating to the integration of Genencor.
- **Consolidated profit** grew 58% to DKK 423 million, mainly attributable to positive developments in share-based payments and special items. Before share-based payments and after special items, consolidated profit rose 25% to DKK 383 million, which was in line with expectations.

Outlook for 2006/07

- The outlook for 2006/07 is unchanged compared with the expectations stated in the Announcement of Results for 2005/06.
- **Revenue** is expected at around DKK 21.0 billion with DKK 13.5 billion in Ingredients and DKK 7.5 billion in Sugar.
- **EBITDA before special items and share-based payments** is expected at around DKK 3,250 million with around DKK 2,550 million in Ingredients and DKK 850 million in Sugar after payment of the earlier announced production levy of DKK 100 million in 2006/07. The levy is expected to be expensed in the second half of 2006/07.
- **EBIT before special items and share-based payments** is expected at around DKK 2,100 million with around DKK 1,800 million in Ingredients and DKK 450-500 million in Sugar.
- **Special items** are expected to be an expense of DKK 100-150 million.
- **Consolidated profit before share-based payments and after special items** is expected at around DKK 1.0 billion.

KEY FIGURES AND FINANCIAL RATIOS

		Q1 2006/07	Q1 2005/06	YTD 2006/07	YTD 2005/06
Income statement in DKK million					
Revenue		5,283	5,162	5,283	5,162
EBITDA before special items		976	872	976	872
Operating profit before special items (EBIT)		704	558	704	558
Special items		(16)	(67)	(16)	(67)
Operating profit		688	491	688	491
Financial expenses, net		(93)	(111)	(93)	(111)
Profit before tax		595	380	595	380
Profit from continuing operations		423	294	423	294
Profit from discontinued operations		-	(26)	-	(26)
Profit		423	268	423	268
Profit attributable to equity holders of the parent		414	268	414	268
Operating profit before special items (EBIT)					
Ingredients		511	455	511	455
Sugar		175	198	175	198
Unallocated, other		(38)	(40)	(38)	(40)
		648	**613**	**648**	**613**
Share-based payments		56	(55)	56	(55)
Total		**704**	**558**	**704**	**558**
Cash flows in DKK million					
Cash flow from operating activities		1,466	1,291	1,466	1,291
Cash flow from investing activities		(180)	(433)	(180)	(433)
Cash flow after investments		**1,286**	**858**	**1,286**	**858**
Financial ratios *					
Diluted average number of shares	'000	49,017	49,417	49,017	49,417
Diluted earnings per share (DEPS)	DKK	8.44	5.42	8.44	5.42
Diluted earnings per share before special items and discontinued operations	DKK	8.67	6.33	8.67	6.33
Diluted cash flow per share	DKK	29.91	26.12	29.91	26.12
Diluted number of shares at period-end	'000			48,920	49,408
Diluted book value per share (BVPS)	DKK			256	253
Market price per share	DKK			432	406

	31 July 2006	31 July 2005	30 April 2006
Balance sheet in DKK million			
Assets	30,799	31,949	32,262
Equity attributable to equity holders of the parent	12,621	12,485	12,408
Equity	12,947	12,823	12,726
Interest-bearing debt, net	11,968	13,299	13,224
Invested capital	25,714	27,195	26,566

*) The effect of Danisco's programmes for share options and warrants has been included in the diluted values.

Unfolding the potential

Target for EBIT margin in Ingredients maintained

The overall strategy for Danisco's two business segments is essentially unchanged, but a number of changes will be made to ensure that the financial target of an EBIT margin in Ingredients of minimum 15% is achieved. The measures necessary to achieve this target will be launched under the heading 'Unfolding the potential'.

Strong business platform in Ingredients

The Ingredients business segment has a broad technology platform and a strong global market position and product portfolio. Danisco's knowledge base is deeply rooted in a competent and dedicated staff located close to the customers. The markets we cater for show attractive growth potential, driven by global population growth and increasing prosperity. In consequence, Ingredients enjoys a strong strategic position.

Focus on strengthening efficiency and competitiveness

The ambition is to strengthen efficiency and competitiveness, chiefly through a reorganisation towards larger units centred round product groups and technologies. This will allow for intra-group synergies in the value chains and a less complex organisation and management structure. The main organisational changes in Ingredients are:

- Consolidation from nine to four product divisions
- Consolidation of R&D into the four product divisions
- Strengthening of the global sales organisation for food ingredients by integrating application activities.

The new organisational structure will take effect on 1 November 2006 and is illustrated in the chart below. The new divisional structure comprises four units: Genencor, Cultures, Texturants & Sweeteners (T&S) and Flavours. More detailed organisational plans will be prepared in the period up to the implementation of the new organisational structure.


DANISCO
INGREDIENTS
Product Management, R&D, Production, Supply Chain & Sale of Industrial Ingredients
Bio Ingredients
Genencor
Cultures
Texturants & Sweeteners
Flavours
Sales & Application Food Ingredients
Europe, North America, Latin America, ASPAC, ROW
SUGAR
Sales & Innovation

More focus on EBIT margin than organic growth

In connection with the reorganisation, focus will increasingly be on improving the EBIT margin and the return on invested capital. Organic growth continues to be a priority, whereas acquisitive growth is given lower priority.

In Sugar, the organisational structure and the objective of maximising cash flow from the sugar production are maintained in parallel with the implementation of the previously announced restructuring resulting from the new EU sugar reform.

The external financial reporting and the financial targets will be adjusted to the new organisation.

Management structure

The management structure is illustrated in the organisation chart below. The Executive Board is unchanged with Tom Knutzen, CEO, Søren Bjerre-Nielsen, CFO, and Mogens Granborg, Executive Vice President and CEO Danisco Sugar.



INGREDIENTS
Product Management, R&D, Production, Supply Chain & Sale of Industrial Ingredients
Bio Ingredients
Tjerk de Ruiter* CEO Genencor
Fabienne Saadane-Oaks President Cultures
Texturants & Sweeteners
Torben Svejgaard* CEO Texturants & Sweeteners
Flavours
Jos Kleppers President Flavours
Sales & Application Food Ingredients
Ole Søgaard Andersen*, Chief Sales & Marketing Officer
Western Europe, North America, Latin America, ASPAC, EEROW
SUGAR
Mogens Granborg* CEO Danisco Sugar A/S

Profile of the operational units in Ingredients

The three operational units in Ingredients are described in brief below. The units are based on the four divisions: Genencor, Cultures, Texturants & Sweeteners and Flavours. Sharing a common technology platform, the Genencor and Cultures divisions are joined in Bio Ingredients. Closer collaboration between the two divisions will benefit R&D and production technology.

- **Bio Ingredients** is made up of two product divisions, Genencor and Cultures (including food protection and food safety). The enzyme activities will be consolidated in an integrated business system under Genencor.

  Together, the two divisions generated revenue of around DKK 5.1 billion in 2005/06, equivalent to 38% of revenue in Ingredients. Genencor is headquartered in Rochester, New York, USA, and Cultures in Paris, France. Bio Ingredients will have global production facilities and a staff totalling some 2,250 people. It will be the most R&D-intensive product area in Ingredients. Danisco has a leading global market position in all primary product segments under this division.

- **Texturants & Sweeteners** comprises the product areas: Emulsifiers, Textural Ingredients, Functional Systems and Sweeteners (mainly natural sweeteners) as well as a number of minor industrial products.

In 2005/06 the division recorded revenue of around DKK 6.7 billion, equivalent to 50% of revenue in Ingredients. The division employs around 3,100 people in total and is market leader in the product areas mentioned above. The global production structure reflects the raw material situation and the large production volumes. Divisional headquarters are located in Copenhagen, Denmark.

- **Flavours** comprises this one product area and recorded revenue of around DKK 1.5 billion in 2005/06, equivalent to 12% of revenue in Ingredients. The division employs around 700 people and is headquartered in Brussels, Belgium.

Split-up of Innovation

Innovation is made up of two main areas, R&D and Application Support (technical customer support), which will be split up to ensure more effective use of resources, though close collaboration across the organisational structure will be maintained:

- **R&D** is transferred to the product divisions as they carry full responsibility for the product supply chain in the short and long term.

- **Application Support** covers all kinds of technical and innovation support to customers. Being a sales supporting activity only, this area is moved to the sales organisation.

Sales & Application Food Ingredients (SAFI) carries the global responsibility for sales of ingredients to the food industry. The product divisions will continue to have independent organisations to handle sales of industrial ingredients because this activity is structurally different from food ingredients. However, the infrastructure will be leveraged across the organisation. The total staff in SAFI numbers close to 1,350 people.

Technology & Business Development (T&BD) is to ensure optimum technology utilisation and development across the organisation and safeguard interests in relation to risky and long-term research projects that do not naturally fit in under any one division.

Financial targets

The financial targets at group, segment and divisional levels are listed below.

Danisco

At group level, focus is at two balance sheet targets:

- **Net interest-bearing debt:** Average debt equivalent to 3.0-4.5x EBITDA (on a rolling 12-month basis). In case of major acquisitions, this target may be temporarily departed from.

- **Dividends:** To ensure the necessary shareholders' equity to fund the Company's operations and distribute surplus capital to the shareholders through dividend payments and/or share buybacks.

The other financial targets have been stated separately for Ingredients and Danisco Sugar, as they currently operate under different framework conditions.

Ingredients

In Ingredients the following targets have been set for the segment and the divisions:

Ingredients segment
The three financial targets for Ingredients listed below are based on the targets of the four divisions. With regard to return on net operating assets (RONOA) the target is equivalent to Danisco covering the average capital cost (WACC) of currently 7.5%.

- **Organic growth:** 3-6% (2005/06: 5%)
- **EBIT margin:** >15% (2005/06: 12.4%)
- **RONOA:** >20% (2005/06: 16%)

Bio Ingredients
The revenue growth and EBIT margin targets are based on expected market growth and Danisco's will to maintain a high R&D investment level. The two divisions are expected to obtain earnings capacity in line with industry leaders.

- **Organic growth:** 5-10%
- **EBIT margin:** 15-20% (around 12.8% in 2005/06)

Texturants & Sweeteners
The division is characterised by bulk products based on relatively well-known production technology. Profitability is highly dependent on capacity utilisation. With Danisco's market position in these product areas, the targets are.

- **Organic growth:** 3-5%
- **EBIT margin:** >15% (around 14.3% in 2005/06)

Flavours
The targets for Flavours build on the division's modest global market share compared with Danisco's other business areas and on the financial results of recent years being significantly below the current targets.

- **Organic growth:** 2-4%
- **EBIT margin:** 10-15% (around 6.0% in 2005/06)

The above targets should be seen as average targets over a business cycle.

Sugar

Given the political framework for the European sugar industry, the primary objective for Sugar is to maximise cash flow from sugar production, based on Sugar's ability to maintain its position as one of the most efficient sugar producers in the EU. Two sets of targets have been defined for Sugar, covering the periods during and after implementation of the sugar reform.

During reform implementation

- **EBIT:** On average DKK 525-675 million (2006/07: excluding the earlier announced production levy of DKK 100 million).
- **Free cash flow:** Above EBIT before the extraordinary effect from the sale of quota and inventory reductions estimated at a total of around DKK 1 billion.
- **Investments:** Somewhat below depreciation level.

After reform implementation

- **Revenue:** Around DKK 5.5 billion
- **EBIT margin:** >10%

Implementation process

In the period until the implementation of the new organisation on 1 November 2006, the historical quarterly results will be restated in accordance with the changed reporting structure internally as well as externally. When available, the restated results will be published in a separate announcement.

Group financials

Income statement

Continued strong growth in Ingredients

In Q1 2006/07 Danisco recorded revenue growth of 2% to DKK 5,283 million. Ingredients (65% of revenue) recorded organic growth of 6% but was unfavourably impacted by currency (2%). Sugar (35% of revenue) saw 1% fall in revenue as a result of the EU sugar reform and other factors.

Gross profit rose 3% to DKK 1,807 million in Q1 2006/07, equivalent to a gross margin of 34.2% against 33.8% in the same period the year before. This favourable trend covers progress in Ingredients and a setback in Sugar relating to the changed market conditions in the EU.

EBITDA largely unchanged compared to last year

EBITDA before special items and share-based payments fell 1% to DKK 920 million, equivalent to an EBITDA margin of 17.4% against 18.0% in the same period last year. The development reflects a positive trend in Ingredients and a negative trend in Sugar. Ingredients is still affected by high energy and raw material prices.

Ordinary depreciation in Q1 was DKK 272 million against DKK 314 million the year before. However, depreciation in Q1 2005/06 relating to the opening balance sheet for Genencor was overestimated by DKK 30 million, which was reversed in Q2 2005/06. Adjusted for this, depreciation was in line with the prior year.

6% EBIT growth despite setback in Sugar

EBIT before special items and share-based payments rose 6% to DKK 648 million in Q1 2006/07 with the EBIT margin at 12.3% against 11.9% the year before. EBIT before special items was up 26% to DKK 704 million, equivalent to an EBIT margin of 13.3% against 10.8% the year before.

Share-based payments in Q1 2006/07 represented an income of DKK 56 million against an expense of DKK 55 million in the same period the year before. The reason is that some of the programmes offer the employees the possibility of cash settlement, meaning that Danisco must expense costs arising from share price increases and vice versa in case of a decline in the share price. At the beginning of Q1, Danisco's share price was DKK 502 against DKK 432 at the end of the period.

Special items of DKK 16 million mainly relate to planned integration projects in Genencor.

Rising interest expenses

Net interest expenses etc. came to DKK 93 million in Q1 2006/07, including a capital gain of DKK 43 million from the sale of shares in Cambridge Antibody Technology. Adjusted for this, the interest expenses in Q1 were DKK 136 million against DKK 111 million the year before. The increase is ascribable to a higher interest level.

The tax rate was 29% in Q1 2006/07 against 23% in the prior year. Profit for 2005/06 included a tax-exempt income of DKK 60 million, and adjusted for this the tax rate was 27% in Q1 2005/06.

25% growth in underlying consolidated profit

Consolidated profit grew 58% to DKK 423 million, mainly attributable to share-based payments and special items. Before share-based payments and after special items, consolidated profit rose 25% to DKK 383 million, which was in line with expectations.

Cash flow statement

Strong operating cash flow

Cash flow from operating activities before working capital grew 37% to DKK 761 million with working capital contributing DKK 705 million against DKK 736 million the year before. In reality, the underlying trend in working capital is stronger than indicated by these figures, as Sugar received exceptional restitution repayments from the EU in Q1 2005/06. The total cash flow from operating activities in Q1 2006/07 came to DKK 1,466 million, up 14%.

Conservative investment policy

Investments amounted to DKK 180 million in Q1 compared with DKK 296 million in Q1 2005/06. Furthermore, DKK 137 million was paid in Q1 2005/06 in connection with the final takeover of Genencor. In total, Danisco's free cash flow in Q1 2006/07 rose 50% to DKK 1,286 million against last year.

Balance sheet

Positive trend in invested capital

Invested capital has fallen by DKK 852 million, or 3%, to DKK 25,714 million since the start of the financial year. The decline is mainly attributable to a reduction of working capital in Sugar and to currency impact.

Net interest-bearing debt has been reduced by DKK 1,256 million, or 9%, to DKK 11,968 million since the start of the financial year. The debt reduction is at the same level as in the same period the year before.

Equity grew DKK 221 million, or 2%, to DKK 12,947 million in Q1 2006/07. The increase was due to profit for the period of DKK 423 million, buy-back of own shares of DKK 90 million net and unfavourable currency adjustments etc. of DKK 112 million.

Ingredients

DKK million	Q1 2006/07	Q1 2005/06	YTD 2006/07	YTD 2005/06	Change % Q1	Change % YTD
Texturant products	1,263	1,236	1,263	1,236	2	2
Speciality products	1,760	1,691	1,760	1,691	4	4
Sweeteners	474	426	474	426	11	11
Group eliminations	6	1	6	1	.	.
Revenue	**3,503**	3,354	**3,503**	3,354	4	4
EBITDA	**690**	**666**	**690**	**666**	**4**	**4**
EBITDA margin %	19.7	19.9	19.7	19.9	.	.
EBIT	**511**	**455**	**511**	**455**	**12**	**12**
EBIT margin %	14.6	13.6	14.6	13.6	.	.

Organic growth of 6% was largely attributable to strong growth in Sweeteners. The growth potential for xylitol cannot be fully exploited at the moment due to temporary capacity limitations. Growth in enzymes and cultures also was satisfactory. Profit for Q1 2006/07 was in line with expectations and did not give rise to any changes in the outlook for 2006/07.

Q1 2006/07

Strong organic growth

Ingredients recorded 4% revenue growth to DKK 3,503 million in Q1 2006/07, driven by 6% organic growth and an adverse currency impact of 2%. Rolling 12-month organic growth continued at the 5% level. At product level, sweeteners and speciality products were the main growth drivers, whereas geographically Europe was the key driver.

EBITDA up 4%

EBITDA grew 4% – in line with revenue – to DKK 690 million in Q1, representing an EBITDA margin of 19.7% against 19.9% in the same period last year. The reasons why the revenue growth does not have a bigger impact on earnings are the trend in the product mix in certain product areas and the fact that it has not yet been possible to compensate fully for the rising raw material and energy costs through price increases. Also, a number of structural factors in Sweeteners and Flavours are in process.

Depreciation in Q1 2006/07 was DKK 179 million against DKK 211 million in the same period the year before. In Q1 2005/06, depreciation relating to the opening balance sheet for Genencor was overestimated by DKK 30 million, which was reversed in Q2 2005/06. Adjusted for this, depreciation was in line with the prior year.

EBIT margin grew despite difficult market conditions

EBIT grew DKK 56 million, or 12%, to DKK 511 million, representing an EBIT margin of 14.6% against 13.6% in the prior year (14.5% adjusted for the overestimated depreciation relating to Genencor in Q1 2005/06).

Product areas

Texturant products (organic growth: Q1 3%)

3% organic growth against strong Q1 in 2005/06

The area covers the divisions Textural Ingredients, Functional Systems and Emulsifiers, together representing 36% of revenue in Ingredients. Organic growth in Q1 was 3% with volume growth contributing 2%. Against the strong growth in Q1 2005/06 (10% organic growth) this was satisfactory. In 2006/07 growth has mainly been driven by Eastern Europe, North America and Latin America. The ongoing price adjustments have had an adverse impact on sales, and the area is still affected by unfavourable raw material and energy prices.

Investment project in Brazil postponed

In October 2004 Danisco announced the construction of a new pectin plant in Brazil. As a result of an unfavourable development in the risk-return profile of the project, it has been decided to postpone the project. The decision should also be seen in the light of the capacity expansions at production sites in the Czech Republic and Mexico.

The increase of production capacity for GRINDSTED® SOFT-N-SAFE is progressing as planned, and the existing limited capacity is fully utilised.

Minor acquisition reinforces product range

On 28 August 2006 Danisco announced the acquisition of a leading Chinese cellulose gum (CMC) manufacturer, Zhangjiagang Sanhui Chemical Co. With this new product Danisco now offers all major stabilisers, supplementing its one-stop-supplier strategy. The plant is to ensure that Danisco becomes a global supplier of CMC for the food industry. The company employs around 250 people and has revenue of close to DKK 100 million.

Speciality products (organic growth: Q1 5%)

Enzymes and cultures generated 5% organic growth

Specialty products cover five divisions: Genencor (technical enzymes), Specialities (e.g. food enzymes), Animal Nutrition (e.g. feed enzymes), Cultures and Flavours, representing 50% of revenue in Ingredients. The area reported 5% organic growth in the period with Flavours contributing slightly to the positive performance.

Enzymes and cultures as a minimum maintained market share

The entire enzymes business and Cultures maintained the positive sales trend and are estimated to have maintained their market share during the period. In enzymes for bioethanol, detergents and food enzymes, Genencor is estimated as a minimum to have achieved growth in line with market growth. R&D is a focal point in all enzymes activities, ranging from enzymes for food, feed and technical applications. The rapid development within ethanol means that the previously announced plant closure in Beloit, USA, will not be implemented. The construction of the new enzymes plant in Wuxi, China, is progressing as planned and is expected to be operational before the end of 2006. The integration of Genencor is going ahead as planned.

Underlying enzymes business unaffected by patent case

Genencor has decided to withdraw SPEZYME® ETHYL, used for ethanol production, following the patent infringement ruling on 24 August 2006. The legal options are currently being reviewed and an appeal of the ruling is being considered. Should the ruling be upheld, it may result in Genencor being liable for compensation for the patent infringement. The outlook for the current financial year does not take any liability for compensation into account. Genencor has launched SPEZYME® XTRA to replace SPEZYME® ETHYL, and the ruling will not materially affect Danisco's overall enzymes business. The product withdrawn is just one of a full product range for the ethanol segment, which covers both the traditional ethanol production process and the new 'no-cook' process, for which Genencor launched the STARGEN® 001 product in 2005.

Flavours continued its focus on implementing the previously announced efficiencies.

Sweeteners (organic growth: Q1 14%)

Xylitol and Litesse® were growth drivers

The product range comprises xylitol (natural sweetener), Litesse® (fibres) and a number of specialty sweeteners. The product area represented 14% of revenue in Ingredients. The division recorded organic growth of 14% in Q1 2006/07 with 16% from volume.

Raw material shortage impacted adversely on xylitol growth

The strong growth in the division was driven by xylitol and Litesse®. Europe, North America and Latin America recorded the highest growth rates. The division was impacted by a period of shortage of raw materials (xylose) for xylitol production, considerably limiting growth. The xylose shortage was significant for a period of time, but the situation seems to be improving due to three factors:

- Danisco has launched an investment programme for increasing the xylose capacity at the existing plant in Lenzing, Austria. The new facilities are expected to be operational in the course of the next 12 months.
- Due to financial difficulties, our American sub-supplier was unable to supply xylose for a period of time, but deliveries were resumed in August.
- Prices have been adjusted to some extent because of the rising raw material and energy prices.

Global market leadership maintained

Despite difficult trading conditions, Danisco maintained its market position. The fact that several key accounts continue to launch new products containing xylitol highlights the importance of this position. Growing demand for xylitol and low inventories in the industry in general give rise to expected high activity in the period ahead.

Geographic markets

Europe (organic growth: Q1 7%)

Solid organic growth in Western and Eastern Europe

Europe represented 43% of revenue in Ingredients and recorded 7% organic growth in Q1 2006/07. Western and Eastern Europe both contributed to the positive performance. The strong market trend in Eastern Europe is reflected by Russia recording organic growth above 20% in Q1.

Enzymes, cultures and sweeteners were the strongest product segments. Of the customer segments, dairy and beverages grew the most.

North America (organic growth: Q1 4%)

Characterised by stability

North America represented 28% of revenue in Ingredients and recorded 4% organic growth in the period, mirroring the pattern in 2005/06.

Texturant products, enzymes, cultures and sweeteners were the strongest product segments. Of the customer segments, dairy grew by far the most.

Latin America (organic growth: Q1 18%)

Latin America maintained double-digit organic growth

Latin America represented 8% of revenue in Ingredients and recorded organic growth of 18% in Q1 2006/07.

The progress was broadly based across Danisco's product range, but cultures, feed enzymes and sweeteners generated significant double-digit growth rates in the period. The more traditional texturant products also showed strong growth. Of the customer segments, dairy and ice cream grew the most.

Asia Pacific (organic growth: Q1 4%)

Q1 weaker than the previous periods

The region represented 17% of revenue and recorded organic growth of 4% in the period. China continued to deliver growth rates considerably above this level.

The strongest product areas were enzymes and sweeteners, while for customers it was bakery.

Innovation

The most significant product launches in Q1 2006/07 are listed below:

- **SPEZYME® XTRA** is a new enzyme for making bioethanol (used specifically in starch processing).

- **FERMGEN™** is a new enzyme used in the manufacture of ethanol (faster fermentation in ethanol production).

- **DEFENZ 120BG** is a safe environmentally-friendly enzyme solution for breaking down specific nerve agents.

- **GRINDAMYL™ POWERFresh** is an enzyme used to extend the shelf life of bread, such as sliced bread, tortillas and hot dog buns. It makes bread crumble less and easier to fold, and as such particularly suitable for use in tortillas and hot dog buns.

- **CREMODAN® LF IcePro** is a functional system making it possible to produce tasty ice cream with less than 1% fat. The product is interesting because it matches the healthy food trend while at the same time lowering production costs.

- **Grindsted Crystallizer Range**: In the shift to trans-free fats, producers of yellow fats and similar products have been forced to use alternative raw materials, which has involved changed production methods and led to inferior quality and reduced production capacity. Danisco has developed a new emulsifier range that meets customers' need for faster crystallisation, optimises production capacity and improves the baking properties of, for instance, baking margarine.

- **NovaGARD LM 100 and 200** are two new products for Listeria control in meat products, such as ham and sausages. The two products have been introduced in the USA. They are natural replacers of existing chemically-based solutions, offering improved Listeria control and much better taste.

Sugar

DKK million	Q1 2006/07	Q1 2005/06	YTD 2006/07	YTD 2005/06	Change % Q1	Change % YTD
Revenue	**1,847**	1,875	**1,847**	1,875	(1)	(1)
EBITDA	**265**	298	**265**	298	(11)	(11)
EBITDA margin %	14.3	15.9	14.3	15.9	.	.
EBIT	**175**	198	**175**	198	(12)	(12)
EBIT margin %	9.5	10.6	9.5	10.6	.	.

Q1 2006/07 was in line with expectations and did not give rise to any changes in the outlook for 2006/07. The most recent field samples support this view. The earlier announced production levy of DKK 100 million will be expensed in the second half of 2006/07. The adjustment of the production structure is progressing as planned, generating strong cash flow. The potential of setting up ethanol production is still being analysed.

Q1 2006/07

Sugar recorded revenue of DKK 1,847 million in 2006/07, down 1% on last year. The production levies relating to the sugar reform mean that the price reductions made will not fully impact revenue until at a later stage. Most market segments performed as expected, but the warm summer meant increased demand for sugar from the soft drink industry. Following the WTO ruling, trade in C sugar will be discontinued by the end of August.

EBITDA came to DKK 265 million, equivalent to an EBITDA margin of 14.3%, in Q1 2006/07 compared to EBITDA of DKK 298 million and an EBITDA margin of 15.9% in the same period last year. The margin performance was attributable to the adverse effects of the extraordinary quota reduction in 2006/07, price pressure on the European sugar markets and higher indirect production costs resulting from the reduced quota.

Depreciation in Q1 2006/07 was DKK 90 million against DKK 100 million the year before.

EBIT fell 12% to DKK 175 million in Q1 2006/07, equivalent to a decline in the EBIT margin from 10.6% to 9.5%.

As planned, Sugar generated a strong cash flow. The positive development in working capital is ascribable to the effects of the EU sugar reform and the elimination of C sugar trade by the end of August 2006 (a consequence of the WTO ruling on C sugar exports). To this should be added a continued conservative investment policy.

Expected sugar output in 2006/07

The results of the second field samples made on 7 September 2006 did not give rise to any change in the expected sugar beet harvest. In consequence, sugar production is expected to be in line with the total EU quota of 988,000 tonnes of sugar.

Restructuring

The announced restructuring plan for Sugar, involving factory closures and staff reductions, is being implemented according to plan. The Swedish authorities have approved the restructuring plan relating to Sweden, while negotiations continue in Finland.

Analysis of ethanol production in Denmark and Germany

In the financial year 2005/06 Danisco announced the intention of investigating the possibilities of setting up ethanol production at sugar factories in Denmark and Germany. This work is still in progress, as specific talks are going on in Germany, whereas there has been no progress in the Danish framework conditions, which currently do not support the establishment of profitable bioethanol production.

Outlook for 2006/07

The outlook for 2006/07 is unchanged compared with the expectations stated in the Announcement of Results for 2005/06. The outlook is based on the prevailing energy and raw material prices.

Revenue
Revenue is expected at around DKK 21.0 billion (DKK 20,912 million) of which

- Ingredients represents around DKK 13.5 billion (DKK 13,289 million)
- Sugar represents around DKK 7.5 billion (DKK 7,881 million)

EBITDA before special items and share-based payments
EBITDA is expected at around DKK 3,250 million (DKK 3,502 million) of which

- Ingredients represents around DKK 2,550 million (DKK 2,355 million)
- Sugar represents around DKK 850 million (DKK 1,319 million) after payment of the earlier announced production levy of around DKK 100 million in 2006/07. The levy is expected to be expensed in the second half of 2006/07.

EBIT before special items and share-based payments
EBIT is expected at around DKK 2,100 million (DKK 2,372 million) of which

- Ingredients represents around DKK 1,800 million (DKK 1,644 million)
- Sugar represents around DKK 450-500 million (DKK 898 million) after payment of the earlier announced production levy of around DKK 100 million in 2006/07. The levy is expected to be expensed in the second half of 2006/07.

Special items
Special items are expected to be an expense of around DKK 100-150 million, primarily relating to integration expenses in Genencor and restructuring in Ingredients.

Financials
Financial expenses are expected to be higher than last year (DKK 497 million) due to higher interest rates.

Consolidated profit before share-based payments and after special items
Profit for the year is expected at around DKK 1.0 billion (DKK 797 million).

Currency and interest assumptions
Outlook for the remainder of 2006/07 is based on a USD exchange rate of DKK 5.84, with the average exchange rate in 2005/06 being DKK 6.16. The average exchange rate in Q1 2006/07 was DKK 5.88. The interest rate level for floating-rate loans is expected to be in line with the forward interest rates prevailing in September 2006.

Exchange rate sensitivity
In the calculation of sensitivity to changes in the value of the USD rate we include currencies that correlate with the USD. A change in the USD rate of DKK 1.00 and the same relative change in USD-related currencies will cause a change in full-year revenue of around DKK 800 million and EBIT of around DKK 100 million.

Risk factors

The forward-looking statements contained in this announcement, including expected revenue and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as global economic matters, including interest rate and currency movements, fluctuations in raw material prices, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market-driven price reductions, market acceptance of new products and launches of rivalling products. Danisco is only obliged to update and adjust the stated expectations in so far as this is required by law, including the Danish Securities Trading Act.

Other information

Share capital
Danisco set up a warrant programme in 2002/03 covering more than 6,300 employees. In the third exercise window from 20 March 2006 to 17 April 2006, approximately 6% of the employees exercised their warrants (giving a total 87% of employees having exercised their warrants). The majority of the employees chose cash settlement and a small number chose to subscribe for new shares at a price of DKK 299 per share of DKK 20 nominal value. Danisco therefore effected a capital increase of 1,575 shares of DKK 20 nominal value on 2 May 2006 after which the share capital amounted to DKK 978,520,400, equivalent to 48,926,020 shares of DKK 20 nominal value.

On 2 August 2006, Danisco announced that in the fourth exercise window from 20 June 2006 to 18 July 2006, approximately 1% of the employees exercised their warrants (giving a total 88% of employees having exercised their warrants). The majority of the employees chose cash settlement and a small number chose to subscribe for new shares at a price of DKK 299 per share of DKK 20 nominal value. Danisco therefore effected a capital increase of 625 shares of DKK 20 nominal value on 2 August 2006 after which the share capital amounted to DKK 978,532,900, equivalent to 48,926,645 shares of DKK 20 nominal value.

Share-based payments
At the end of Q1 2006/07 all the warrant and option programmes totalled 1,738,710 shares, equivalent to 3.6% of the Company's share capital. These programmes are expensed in the income statement on an ongoing basis.

As stated at the Annual General Meeting held on 24 August 2006, the Board of Directors has decided to grant up to 250,000 share options at a price of DKK 473 to key employees in the Genencor division.

Information meeting
This announcement of results is also available at www.danisco.com. The meeting for institutional investors, equity analysts and the press to be held today at 3:00 pm can be followed on the above website.

Financial calendar

16 November	2006	IR quiet period begins
14 December	2006	Q2 results (May-October)
16 February	2007	IR quiet period begins
20 March	2007	Q3 results (May-January)
18 May	2007	IR quiet period begins
20 June	2007	Q4 results (May-April)
17 August	2007	IR quiet period begins
29 August	2007	Annual General Meeting 2007
17 September	2007	Q1 results (May-July)
19 November	2007	IR quiet period begins
17 December	2007	Q2 results (May-October)

For further information, please contact:
Investor Relations, tel.: + 45 3266 2912, investor@danisco.com
Media Relations, tel.: +45 3266 2913, info@danisco.com

In the event of any discrepancy between the meaning of the Danish language version and the English language version of the Announcement of Results, the Danish version prevails.

Management's statement

The Board of Directors and the Executive Board today approved the interim report for the period 1 May - 31 July 2006 of Danisco A/S.

The interim report, which is unaudited, has been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the EU, and additional Danish disclosure requirements governing interim financial reporting for listed companies. In our opinion, the interim report gives a true and fair view of the Group's assets, liabilities, financial position, cash flows and results of operations.

19 September 2006

Board of Directors

Anders Knutsen, Chairman

Jørgen Tandrup, Deputy Chairman

Håkan Björklund

Kirsten Drejer

Per Gertsen

Lis Glibstrup

Peter Højland

Flemming Kristensen

Bent Willy Larsen

Matti Vuoria

Executive Board

Tom Knutzen, CEO

Søren Bjerre-Nielsen

Mogens Granborg

INCOME STATEMENT 1 May 2006 - 31 July 2006

DKK million	**Q1 2006/07**	Q1 2005/06	**YTD 2006/07**	YTD 2005/06
Continuing operations				
Revenue	**5,283**	**5,162**	**5,283**	**5,162**
Cost of sales	(3,476)	(3,415)	(3,476)	(3,415)
Gross profit	**1,807**	**1,747**	**1,807**	**1,747**
Research and development expenses	(205)	(218)	(205)	(218)
Distribution and sales expenses	(669)	(619)	(669)	(619)
Administrative expenses	(301)	(309)	(301)	(309)
Other operating income	16	19	16	19
Other operating expenses	-	(7)	-	(7)
Share-based payments	56	(55)	56	(55)
Operating profit before special items (EBIT)	**704**	**558**	**704**	**558**
Special items	(16)	(67)	(16)	(67)
Operating profit	**688**	**491**	**688**	**491**
Financial expenses, net	(93)	(111)	(93)	(111)
Profit before tax	**595**	**380**	**595**	**380**
Income tax expense	(172)	(86)	(172)	(86)
Profit from continuing operations	**423**	**294**	**423**	**294**
Discontinued operations				
Profit from discontinued operations	-	(26)	-	(26)
Profit	**423**	**268**	**423**	**268**
Distribution of profit:				
Minority interests	9	-	9	-
Equity holders of the parent	414	268	414	268
Total	**423**	**268**	**423**	**268**
Basic earnings per share (EPS), DKK	8.50	5.47	8.50	5.47
Basic earnings per share from continuing operations (EPS), DKK	8.50	6.01	8.50	6.01
Diluted earnings per share (DEPS), DKK	8.44	5.42	8.44	5.42
Diluted earnings per share before special items and discontinued operations, DKK	8.67	6.33	8.67	6.33

CASH FLOW STATEMENT 1 May 2006 - 31 July 2006

DKK million	**Q1 2006/07**	Q1 2005/06	**YTD 2006/07**	YTD 2005/06
Cash flow from operating activities				
Profit from continuing operations	423	294	423	294
Depreciation	272	314	272	314
Change in working capital	705	736	705	736
Other adjustments	66	(53)	66	(53)
Cash flow from operating activities	**1,466**	**1,291**	**1,466**	**1,291**
Net investments	(180)	(296)	(180)	(296)
Purchase of undertakings and activities	-	(137)	-	(137)
Cash flow after investments	**1,286**	**858**	**1,286**	**858**
Cash flow from financing activities	(1,272)	(1,201)	(1,272)	(1,201)
Cash flow from discontinued operations	-	(26)	-	(26)
Decrease/increase in cash and cash equivalents	**14**	**(369)**	**14**	**(369)**
Cash and cash equivalents at the beginning of the period	411	729	411	729
Exchange adjustment of cash and cash equivalents	(5)	47	(5)	47
Cash and cash equivalents at the end of the period	**420**	**407**	**420**	**407**

BALANCE SHEET

DKK million	31 July 2006	31 July 2005	30 April 2006
Assets			
Intangible assets	11,860	11,961	11,965
Property, plant and equipment	8,635	9,572	8,683
Investments	582	675	1,091
Total non-current assets	**21,077**	**22,208**	**21,739**
Inventories	4,492	5,175	5,563
Receivables	4,810	4,159	4,549
Cash and cash equivalents	420	407	411
Total current assets	**9,722**	**9,741**	**10,523**
Total assets	**30,799**	**31,949**	**32,262**
Equity and liabilities			
Share capital	979	994	978
Other reserves	11,642	11,491	11,430
Equity attributable to equity holders of the parent	**12,621**	**12,485**	**12,408**
Minority interests	326	338	318
Total equity	**12,947**	**12,823**	**12,726**
Non-current liabilities	7,725	7,747	7,746
Current liabilities	10,127	11,379	11,790
Total liabilities	**17,852**	**19,126**	**19,536**
Total equity and liabilities	**30,799**	**31,949**	**32,262**

Changes in equity

DKK million		
Balance at the beginning of the period	**12,726**	**12,286**
Profit	423	268
Exchange rate adjustment of foreign subsidiaries and associates	(98)	231
Other movements in equity	(14)	38
Total recognised income and expenses	**311**	**537**
Buyback of own shares	(99)	-
Sale of own shares	9	-
Balance at the end of the period	**12,947**	**12,823**

Own shares	Number	Nominal value (DKK '000)	% of share capital
Holding at 1 May 2006	103,200	2,064	0.21
Purchase	198,000	3,960	0.40
Redemption of share options	(19,500)	(390)	(0.04)
Holding at 31 July 2006	**281,700**	**5,634**	**0.58**

OTHER SEGMENT DETAILS 1 May 2006 - 31 July 2006

Revenue by business segment

DKK million	**Q1 2006/07**	Q1 2005/06	**YTD 2006/07**	YTD 2005/06	Change % Q1	Change % YTD
Ingredients	3,503	3,354	3,503	3,354	4	4
Sugar	1,847	1,875	1,847	1,875	(1)	(1)
Group eliminations	(67)	(67)	(67)	(67)	.	.
Total	**5,283**	**5,162**	**5,283**	**5,162**	2	2

Revenue by geographic segment

DKK million	**Q1 2006/07**	Q1 2005/06	**YTD 2006/07**	YTD 2005/06	Change % Q1	Change % YTD	Distribution % Q1	Distribution % YTD
Denmark	390	460	390	460	(15)	(15)	7	7
Other Nordic countries	980	1,129	980	1,129	(13)	(13)	19	19
Rest of Western Europe	1,184	1,106	1,184	1,106	7	7	22	22
Eastern Europe	487	356	487	356	37	37	9	9
North America	964	939	964	939	3	3	18	18
Latin America	294	255	294	255	15	15	6	6
Asia-Pacific	691	636	691	636	9	9	13	13
Rest of the world	293	281	293	281	4	4	6	6
Total	**5,283**	**5,162**	**5,283**	**5,162**	2	2	100	100

EBITDA before special items

DKK million	**Q1 2006/07**	Q1 2005/06	**YTD 2006/07**	YTD 2005/06	Change % Q1	Change % YTD	Margin % Q1	Margin % YTD
Ingredients	690	666	690	666	4	4	19.7	19.7
Sugar	265	298	265	298	(11)	(11)	14.3	14.3
Unallocated, other	(35)	(37)	(35)	(37)	.	.	.	.
	920	**927**	**920**	**927**	(1)	(1)	17.4	17.4
Share-based payments	56	(55)	56	(55)	.	.	.	.
Total	**976**	**872**	**976**	**872**	12	12	18.5	18.5

Operating profit before special items (EBIT)

DKK million	**Q1 2006/07**	Q1 2005/06	**YTD 2006/07**	YTD 2005/06	Change % Q1	Change % YTD	Margin % Q1	Margin % YTD
Ingredients	511	455	511	455	12	12	14.6	14.6
Sugar	175	198	175	198	(12)	(12)	9.5	9.5
Unallocated, other	(38)	(40)	(38)	(40)	.	.	.	.
	648	**613**	**648**	**613**	6	6	12.3	12.3
Share-based payments	56	(55)	56	(55)	.	.	.	.
Total	**704**	**558**	**704**	**558**	26	26	13.3	13.3

Special items by business segment

DKK million	**Q1 2006/07**	Q1 2005/06	**YTD 2006/07**	YTD 2005/06
Ingredients	(16)	(127)	(16)	(127)
Sugar	-	-	-	-
Unallocated, other	-	60	-	60
Total	**(16)**	**(67)**	**(16)**	**(67)**

SALES GROWTH IN INGREDIENTS
1 May 2006 - 31 July 2006

Q1 2006/07 compared to Q1 2005/06

Change in %	Growth	Change in currency	Currency adjusted growth	Acquisitions	Organic growth	Distribution of sales % Q1
Sales growth in geographic segment						
Europe	7	-	**7**	-	**7**	43
North America	2	(2)	**4**	-	**4**	28
Latin America	16	(2)	**18**	-	**18**	8
Asia-Pacific	-	(4)	**4**	-	**4**	17
Rest of the world	(4)	(1)	**(3)**	-	**(3)**	4
Total	**4**	**(2)**	**6**	**-**	**6**	**100**
Sales growth in product segment						
Texturant products	2	(1)	**3**	-	**3**	36
Speciality products	4	(1)	**5**	-	**5**	50
Sweeteners	11	(3)	**14**	-	**14**	14
Total	**4**	**(2)**	**6**	**-**	**6**	**100**

YTD 2006/07 compared to YTD 2005/06

Change in %	Growth	Change in currency	Currency adjusted growth	Acquisitions	Organic growth	Distribution of sales % YTD
Sales growth in geographic segment						
Europe	7	-	**7**	-	**7**	43
North America	2	(2)	**4**	-	**4**	28
Latin America	16	(2)	**18**	-	**18**	8
Asia-Pacific	-	(4)	**4**	-	**4**	17
Rest of the world	(4)	(1)	**(3)**	-	**(3)**	4
Total	**4**	**(2)**	**6**	**-**	**6**	**100**
Sales growth in product segment						
Texturant products	2	(1)	**3**	-	**3**	36
Speciality products	4	(1)	**5**	-	**5**	50
Sweeteners	11	(3)	**14**	-	**14**	14
Total	**4**	**(2)**	**6**	**-**	**6**	**100**

Stock exchange notices for the last 12 months

19 September	2005	No. 28	Announcement of results for Q1 2005/06
21 September	2005	-	Insiders' trading (2 notices)
1 November	2005	No. 29	Danisco sells part of Genencor's Health Care product portfolio
1 November	2005	No. 30	Warrant programme: Issue of new shares
1 November	2005	-	Updated Articles of Association with appendices
24 November	2005	No. 31	The EU sugar reform
15 December	2005	No. 32	Announcement of results for H1 2005/06
20 December	2005	-	Updated Articles of Association with appendices
27 January	2006	No. 01	Warrant programme: Issue of new shares
30 January	2006	-	Updated Articles of Association with appendices
1 February	2006	No. 02	Tom Knutzen is granted options in Danisco
9 February	2006	No. 03	Danisco safeguards sugar activities for the future
3 March	2006	No. 04	Final adoption of new EU sugar regime and transitional measures
20 March	2006	No. 05	Announcement of results for 9M 2005/06
28 April	2006	No. 06	Leadership change in Danisco as of 1 May 2006
2 May	2006	No. 07	Warrant programme: Issue of new shares
3 May	2006	-	Updated Articles of Association with appendix 1
20 June	2006	No. 08	Announcement of Results for 2005/06
26 June	2006	-	Annual Report 2005/06
31 July	2006	-	Notice convening AGM 2006

Post balance-sheet date stock exchange notices

2 August	2006	No. 09	Warrant programme: Issue of new shares
3 August	2006	-	Updated Articles of Association with appendix 1
24 August	2006	No. 10	Annual General Meeting – Excerpts from Chairman's report
24 August	2006	No. 11	Annual General Meeting held on 24 August 2006
25 August	2006	No. 12	Danisco withdraws SPEZYME® ETHYL enzyme product from the market
1 September	2006	-	Updated Articles of Association with appendix 1

For further information:
Danisco A/S
CVR no. 11350356
Langebrogade 1
P.O. Box 17
1001 Copenhagen K
Denmark
Tel.: +45 3266 2000
Fax: +45 3266 2175
www.danisco.com
info@danisco.com

Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: +45 3266 2913, info@danisco.com

DANISCO

First you add knowledge...

New organisation in Ingredients

Danisco is a global company operating in more than 40 countries on six continents.

Danisco's ambition is to strengthen efficiency and competitiveness, chiefly through a reorganisation towards larger units centred round product groups and technologies.

The main organisational changes in Ingredients are:

- Consolidation from nine to four product divisions
- Consolidation of R&D into the four product divisions
- Strengthening of the global sales organisation for food ingredients by integrating application activities.

As of 1 November 2006, the new organisational structure in Ingredients comprises four divisions: Genencor, Cultures, Texturants & Sweeteners (T&S) and Flavours as illustrated in the chart below.


DANISCO
Corporate Functions
INGREDIENTS
Product Management, R&D, Production, Supply Chain & Sale of Industrial Ingredients
Bio Ingredients
Genencor
Cultures
Texturants & Sweeteners
Flavours
Sales & Application Food Ingredients
Europe, North America, Latin America, ASPAC, ROW
SUGAR
Production and supply chain
Denmark, Sweden, Finland
Lithuania and Germany
Sales & Innovation

Printed Monday, 23 October 2006 from
http://www.danisco.com/cms/connect/corporate/about+danisco/organisation/organisation_en.htm

DANISCO 16

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel.: +45 32 66 20 00
Fax: +45 32 66 21 75
www.danisco.com
info@danisco.com

20 September 2006

Report of transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act Danisco shall report the transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Danisco A/S has been notified of the following transaction:

Name:	Torben Svejgård
Reason:	Executive Committee
Issuer:	Danisco A/S
ISIN code:	DK0010207497
Type:	Shares
Transaction:	Purchase
Trading date:	20 September 2006
Market:	Copenhagen Stock Exchange
Number:	5000
Market price:	DKK 1,320,000.00

Yours sincerely

Vibeke Adelskov

For further information, please contact:
Vibeke Adelskov, Communications, tel. +45 32 66 29 28, e-mail: sfvan@danisco.com
Michael von Bülow, Communications, tel. +45 32 66 29 20, e-mail: sfmvb@danisco.com

DANISCO / 7

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel.: +45 32 66 20 00
Fax: +45 32 66 21 75
www.danisco.com
info@danisco.com

20 September 2006

Report of transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act Danisco shall report the transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Danisco A/S has been notified of the following transaction:

Name:	Søren Bjerre-Nielsen
Reason:	Direktion
Issuer:	Danisco A/S
ISIN code:	DK0010207497
Type:	Shares
Transaction:	Purchase
Trading date:	20 September 2006
Market:	Copenhagen Stock Exchange
Number:	45977
Market price:	DKK 12,137,928.00

Yours sincerely

Vibeke Adelskov

For further information, please contact:
Vibeke Adelskov, Communications, tel. +45 32 66 29 28, e-mail: sfvan@danisco.com
Michael von Bülow, Communications, tel. +45 32 66 29 20, e-mail: sfmvb@danisco.com

18.

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel.: +45 32 66 20 00
Fax: +45 32 66 21 75
www.danisco.com
info@danisco.com

20 September 2006

Report of transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act Danisco shall report the transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Danisco A/S has been notified of the following transaction:

Name:	Mogens Granborg
Reason:	Direktion
Issuer:	Danisco A/S
ISIN code:	DK0010207497
Type:	Shares
Transaction:	Purchase
Trading date:	20 September 2006
Market:	Copenhagen Stock Exchange
Number:	45977
Market price:	DKK 12,137,928.00

Yours sincerely

Vibeke Adelskov

For further information, please contact:
Vibeke Adelskov, Communications, tel. +45 32 66 29 28, e-mail: sfvan@danisco.com
Michael von Bülow, Communications, tel. +45 32 66 29 20, e-mail: sfmvb@danisco.com

19.

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel.: +45 32 66 20 00
Fax: +45 32 66 21 75
www.danisco.com
info@danisco.com

21 September 2005

Report of transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act Danisco shall report the transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Danisco A/S has been notified of the following transaction:

Name:	Anders Knutsen
Reason:	Board Member
Issuer:	Danisco A/S
ISIN code:	DK0010207497
Type:	Shares
Transaction:	Purchase
Trading date:	20 September 2005
Market:	Copenhagen Stock Exchange
Number:	610
Market price:	DKK 249,490.00

Yours sincerely

Christel Crone Nielsen

For further information, please contact:
Christel Crone Nielsen, Communications, tel. +45 32 66 29 28, e-mail: sfccn@danisco.com
Michael von Bülow, Communications, tel. +45 32 66 29 20, e-mail: sfmvb@danisco.com

20.

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel.: +45 32 66 20 00
Fax: +45 32 66 21 75
www.danisco.com
info@danisco.com

22 September 2006

Report of transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act Danisco shall report the transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Danisco A/S has been notified of the following transaction:

Name:	Mogens Granborg
Reason:	Direktion
Issuer:	Danisco A/S
ISIN code:	DK0010207497
Type:	Shares
Transaction:	Sale
Trading date:	22 September 2006
Market:	Copenhagen Stock Exchange
Number:	45977
Market price:	DKK 21,718,155.00

Yours sincerely

Vibeke Adelskov

For further information, please contact:
Vibeke Adelskov, Communications, tel. +45 32 66 29 28, e-mail: sfvan@danisco.com
Michael von Bülow, Communications, tel. +45 32 66 29 20, e-mail: sfmvb@danisco.com

21

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel.: +45 32 66 20 00
Fax: +45 32 66 21 75
www.danisco.com
info@danisco.com

22 September 2006

Report of transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act Danisco shall report the transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Danisco A/S has been notified of the following transaction:

Name:	Søren Bjerre-Nielsen
Reason:	Direktion
Issuer:	Danisco A/S
ISIN code:	DK0010207497
Type:	Shares
Transaction:	Sale
Trading date:	22 September 2006
Market:	Copenhagen Stock Exchange
Number:	45977
Market price:	DKK 21,718,155.00

Yours sincerely

Vibeke Adelskov

For further information, please contact:
Vibeke Adelskov, Communications, tel. +45 32 66 29 28, e-mail: sfvan@danisco.com
Michael von Bülow, Communications, tel. +45 32 66 29 20, e-mail: sfmvb@danisco.com

22.

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel.: +45 32 66 20 00
Fax: +45 32 66 21 75
www.danisco.com
info@danisco.com

22 September 2006

Report of transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act Danisco shall report the transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Danisco A/S has been notified of the following transaction:

Name:	Torben Svejgård
Reason:	Executive Committee
Issuer:	Danisco A/S
ISIN code:	DK0010207497
Type:	Shares
Transaction:	Sale
Trading date:	22 September 2006
Market:	Copenhagen Stock Exchange
Number:	5000
Market price:	DKK 2,370,000.00

Yours sincerely

Vibeke Adelskov

For further information, please contact:
Vibeke Adelskov, Communications, tel. +45 32 66 29 28, e-mail: sfvan@danisco.com
Michael von Bülow, Communications, tel. +45 32 66 29 20, e-mail: sfmvb@danisco.com

DANISCO

First you add knowledge...

22 September 2006 - 09:32

Current Sugar Issues – new Nordic report on sugar and health

Reflecting the nutrition debate in the Nordic Countries mainly, the report is aimed at those who provide consultancy and advice on health. It supplements the more scientific reports that have been published in recent years.

'At Danisco Sugar we emphasise that the health debate is based on facts and well-documented studies,' explains Anne-Mette Nielsen, Nutrition Communication Manager, Danisco Sugar as the background for the publication of the 42-page report addressing the Nordic Nutrition Recommendations.

In the report a number of leading Nordic researchers and experts set out the latest information on the importance of sugar for various health areas. The report testifies to the fact that Danisco Sugar, in keeping with the company's health policy, takes its share of responsibility in the health debate, not least by providing scientifically based information on sugar and nutrition.

The report covers the ten areas listed below, all of which are topical to varying degrees.

- Sugar consumption
- Carbohydrates according to the nutritional recommendations
- Sugar and obesity
- Sugar and diabetes
- Sugar and cardiovascular disease
- Food, eating habits and dental health
- Importance of sugar for physical activity and exercise
- The glycaemic index in practice
- Sugar and addiction
- Sugar and hyperactivity

Follow this link to download a copy of 'Current Sugar Issues' in English, Danish, Swedish or Finnish.

24

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel.: +45 32 66 20 00
Fax: +45 32 66 21 75
www.danisco.com
info@danisco.com

25 September 2006

Report of transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act Danisco shall report the transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Danisco A/S has been notified of the following transaction:

Name:	Leif Kjærgaard
Reason:	Executive Committee
Issuer:	Danisco A/S
ISIN code:	DK0010207497
Type:	Shares
Transaction:	Purchase (exercise of options)
Trading date:	22 September 2006
Market:	Copenhagen Stock Exchange
Number:	5000
Market price:	DKK 1,320,000.00

Yours sincerely

Vibeke Adelskov

For further information, please contact:
Vibeke Adelskov, Communications, tel. +45 32 66 29 28, e-mail: sfvan@danisco.com
Michael von Bülow, Communications, tel. +45 32 66 29 20, e-mail: sfmvb@danisco.com

25.

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel.: +45 32 66 20 00
Fax: +45 32 66 21 75
www.danisco.com
info@danisco.com

27 September 2006

Report of transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act Danisco shall report the transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Danisco A/S has been notified of the following transaction:

Name:	Leif Kjærgaard
Reason:	Executive Committee
Issuer:	Danisco A/S
ISIN code:	DK0010207497
Type:	Shares
Transaction:	Sale
Trading date:	27 September 2006
Market:	Copenhagen Stock Exchange
Number:	2,500
Market price:	DKK 1,178,750.00

Yours sincerely

Veronica Bermann

For further information, please contact:
Vibeke Adelskov, Communications, tel. +45 32 66 29 28, e-mail: sfvan@danisco.com
Michael von Bülow, Communications, tel. +45 32 66 29 20, e-mail: sfmvb@danisco.com

26

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel.: +45 32 66 20 00
Fax: +45 32 66 21 75
www.danisco.com
info@danisco.com

28 September 2006

Report of transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Pursuant to section 28(a) of the Danish Securities Trading Act Danisco shall report the transactions in Danisco A/S shares and other related financial instruments of managerial staff and connected persons.

Danisco A/S has been notified of the following transaction:

Name:	Leif Kjærgaard
Reason:	Executive Committee
Issuer:	Danisco A/S
ISIN code:	DK0010207497
Type:	Shares
Transaction:	Purchase (exercise of options)
Trading date:	27 September 2006
Market:	Copenhagen Stock Exchange
Number:	2500
Market price:	DKK 1,181,250.00

Yours sincerely

Vibeke Adelskov

For further information, please contact:
Vibeke Adelskov, Communications, tel. +45 32 66 29 28, e-mail: sfvan@danisco.com
Michael von Bülow, Communications, tel. +45 32 66 29 20, e-mail: sfmvb@danisco.com

DANISCO

First you add knowledge...

5 October 2006 - 10:30

Danisco Sweeteners launches a fresh, new look for Litesse®

This Autumn Danisco Sweeteners' Litesse® brand of polydextrose will be given a fresh new image with the introduction of a new brand identity and logo. "Litesse® is the single ingredient with multiple benefits", will be the positioning that accompanies this new identity.

As Litesse® polydextrose celebrates 25 years in the marketplace it continues to be uniquely suited to the ever changing demands and trends within the food industry.

The new logo and identity celebrate the evolution of Litesse® from bulking agent to speciality carbohydrate, which has made it one of today's most versatile food ingredients.

Litesse® offers multiple health benefits that address most of the current issues in the health and nutrition market today.

- Low Calorie – Only 1 kcal/g
- Sugar Free
- Low Glycaemic - Suitable for Diabetics
- Soluble Dietary Fibre
- Prebiotic
- Satiating Effect

It is straightforward to formulate with and can be used to reduce sugar and fat, whilst improving the taste and texture of many formulations.

For 25 years, food manufacturers have successfully utilized Litesse® polydextrose to improve the nutritional profile of their products, and its many applications include nutrition bars, cereals, beverages, juices, water, confectionery, chocolate, salad dressings, sauces, frozen desserts, ice cream and baked goods.

Danisco Sweeteners' Litesse® is poised to further increase its relevance in the marketplace as the industry responds to the new developments in health and nutrition that are driving current market trends. With the new Litesse® logo and identity soon visible in trade advertising, packaging and on the web, Danisco Sweeteners will bring "new found" attention to the multiple health and functional benefits of Litesse® polydextrose and continue to generate brand recognition among food and beverage manufacturers.

For further information, please contact:

Sarah Jane Carrick, Communications Manager, tel: +44 1737 773732

Printed Monday, 23 October 2006 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2006/businessupdate95_en.htm

DANISCO

First you add knowledge...

5 October 2006 - 10:30

Choose Danisco - for clearly better beer

Meet Danisco at BRAU Beviale 2006, Nürnberg Exhibition Centre, Germany, 15-17 November.

Whether your goal is premium beer, innovative beer or low-cost beer with a standard quality, Danisco is the right partner for you. We can help you optimise your processing efficiency and produce the beer of your choice with the right consumer benefits.

Our value-adding solutions are based on the latest technologies, all fully backed by the very best in technical support provided by our brewing experts. Well-equipped application facilities for new product developments or troubleshooting; inspiringly innovative concepts; and market and trend analysis - we provide a complete service package.

For improved processing, consistent, high quality products and cost optimisation, our AMYLEX®, DIAZYME® and LAMINEX® brewing enzymes are particularly effective aids.

Add our GRINDSTED® Carrageenan, and you can enjoy swift and easy wort clarification.

For yeast washing, use of our Nisaplin® Natural Antimicrobial instead of acid is the natural way to protect the yeasts.

Last but not least, our comprehensive range of flavours, special sugars and sweeteners provide the right flavour and an enhanced mouthfeel. Beer has never looked or tasted better.

We also have ways to reinforce beer's natural healthy characteristics. Fibre enrichment with Litesse® (polydextrose) or sugar reduction with our DIAZYME® brewing enzymes give beer the wholesome image that many consumers today prefer.

Find out more in Hall 1, stand 408, get new ideas out of the foam.

Nürnberg Exhibition Centre, Germany, 15-17 November.

Printed Monday, 23 October 2006 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/business+updates/2006/businessupdate96_en.htm

29

DANISCO

First you add knowledge...

13 October 2006 - 13:27

Dietary strategies for a long healthy life

Leading ingredient supplier Danisco invites international scientists and food manufacturers to share the latest developments with health and nutrition.

Some 150 participants, including representatives of more than 50 major food companies, gained an insight into innovative opportunities to optimise consumer health at an international symposium hosted by Danisco in Copenhagen.

Eight keynote speakers from the scientific world guided the symposium participants through the latest research, which points to diet as the key to alleviating the rising incidence of lifestyle-related health conditions and reducing the burden of healthcare costs. The talks covered some of the most topical areas in health and nutrition, such as bioactive food components and their effects on biomarkers, functional food developments in Asia, nutrigenetics and -genomics, nutritional strategies for weight management, and cardiovascular and digestive health.

Market drivers

Along with taste, trends within health and nutrition are major drivers of today's food market. Most of the manufacturers represented at the symposium came from companies that already employ nutritional solutions supplied by Danisco. For them, scientifically and clinically substantiated benefits are a particular interest area.

Many of the healthy ingredients under investigation are already well known, including plants used by the holistic Hindu healing system Ayurveda. Beneficial probiotic bacteria are also becoming recognised for a growing number of new health benefits, supported by the numerous ingredients now known to have a prebiotic effect.

Danisco research

Four of Danisco's own top research scientists presented the results of a series of studies that shed light on Litesse® as a prebiotic dietary fibre, the health benefits of probiotics and betaine, and the potential synbiotic effect of combining the documented probiotic *L. acidophilis* NCFM with prebiotic lactitol.

"What we can offer that none of our colleagues in the industry can is a holistic approach to health and nutrition formulations," said chair of Danisco's health and nutrition network, Julian Stowell. "We can not only offer a key active ingredient. We can reformulate the whole product from a taste and texture perspective. Danisco offers the broadest portfolio of any company in this area."

By stimulating dialogue between food innovation experts, Danisco is meeting its goal to encourage the development of new ideas and projects for appealing functional foods backed by sound science.

Printed Monday, 23 October 2006 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/press+releases/pressrelease_372_en.htm

DANISCO

First you add knowledge...

16 October 2006 - 08:36

Kick a salty habit

Reduce the salt in processed foods by 25 – 35% and keep all the taste with SALboosT, a novel flavour designed by Danisco.

Public health campaigns have drawn increasing attention to the health risks associated with excessive salt consumption. SALboosT provides manufacturers with a valuable opportunity to give their products a healthier profile.

Today, some 75% of salt consumed in the industrialised world comes from processed food. While health organisations recommend a maximum salt intake of 6g, the average adult typically consumes more than 9.5g per day, increasing the risk of hypertensions, osteoporosis, asthma and kidney disease.

SALboosT compensates for the flavour lost through salt reduction. By activating the salt receptors on the tongue, it maintains or improves the salt taste in a variety of foods. The overall flavour impression is longer lasting, more rounded and generally more savoury.

Containing just 4% salt, SALboosT has a significant flavour impact at a low dosage, performing particularly well in cooking sauces, pie fillings, soups, savoury biscuits, puff pastry, bread and salted fat spreads.

For more information, please contact Danisco:

Irene Tan, Marketing Manager Singapore, tel: +65 6511 5600.

....

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Media Relations



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▾ CALENDAR

- Archive

Calendar

IDF World Dairy Summit
Date: 20-23 October, 2006
Location: Shanghai, China

Confectionary Manufacturing Expo
Date: 8-9 November 2006
Location: Shanghai, China

Health Ingredients Europe
Date: 14-16 November, 2006
Location: Frankfurt, Germany

H1 quiet period
Date: 16 November 2006
Location: Copenhagen, Denmark

H1 results 2006/07
Date: 14 December 2006
Location: Copenhagen, Denmark

9M quiet period begins
Date: 16 February 2007
Location: Copenhagen, Denmark

9M results 2006/07
Date: 20 March 2007
Location: Copenhagen, Denmark

Food Ingredients China
Date: 28-30 March 2007
Location: Shanghai, China

FY quiet period begins
Date: 18 May 2007
Location: Copenhagen, Denmark

FY results 2006/07
Date: 20 June 2007
Location: Copenhagen, Denmark

Annual General Meeting 2007
Date: 29 August 2007
Location: Location to be confirmed

32

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Business development

Business Development covers the following departments: Innovation BioScience, Business Development and Venture. All departments report to Leif Kjærgaard, Senior Vice President.

Innovation Bioscience

The main task of Bioscience is to continuously develop and maintain activities in relation to biotechnology, food safety, preservation and nutrition as well as enzymes, cultures and antimicrobials. Bioscience also explores the physiological functionality of ingredients as well as the development of processes based on biotransformation. Please visit Innovation for further information on Danisco's innovation competencies.

Business Development

Business Development concentrates on developing new business areas for Danisco's products and technologies. The department also looks into technologies and products outside Danisco that could be incorporated into Danisco.

Danisco Venture

Danisco's venture unit supports entrepreneurs and investors. Danisco Venture invests a total of DKK 500 million in ideas that leverage and support Danisco's strategic focus on products, services and technologies for the food and feed industry.

Printed Monday, 23 October 2006 from
http://www.danisco.com/cms/connect/corporate/about+danisco/organisation/corporate+functions/business+development/business_devel

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Service functions

Staff Service covers the following departments: Finance Support, IT and Legal Functions. All departments report to Søren Bjerre-Nielsen, CFO.

Finance Support

Finance Support establishes and implements global procedures that safely and efficiently gather and consolidate financial information. The department works in an integrated system that comprises Danisco's internal accounts as well as *financial* statements.

IT

Providing global solutions and infrastructure, Danisco IT supports Danisco's efforts to conduct global business as one company. Danisco IT operates globally to make sure that all IT initiatives are optimised for this goal.

Legal Functions

Legal Functions works closely together with Danisco's business units on areas such as company law, licences, rights and cooperation agreements.

Printed Monday, 23 October 2006 from
http://www.danisco.com/cms/connect/corporate/about+danisco/organisation/corporate+functions/service+functions/service_functions_en.

34.

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Shared functions

Shared Functions covers the following departments: Sales – Regions & Key Accounts and Global Marketing & Sales Development, reporting to Ole Søgaard Andersen, Senior Vice President and Innovation and Technology, reporting to Leif Kjærgarrd, Senior Vice President.

Sales – Regions & Key Accounts

Global Sales is responsible for managing and budgeting Danisco's global key accounts, managing key account managers and their teams and considering and evaluating new and potential global key accounts.

Global Marketing & Sales development

The objective of Global Marketing & Sales Development is to improve efficiency and create coherence in the company by providing operational practices and tools for Marketing and Sales. In order for Danisco to create value for the customers through innovative and competitive solutions, we focus on an industry marketing approach based on our customers' global needs.
The main internal initiatives are gathered in a 'Sales and Marketing Excellence' programme.

Innovation Food Science

For Food Science, the most important task is to provide our customers with highly qualified technical service and furthermore to co-ordinate the global application network and the development of emulsifiers, textural ingredients, functional systems and flavourings.

Printed Monday, 23 October 2006 from
http://www.danisco.com/cms/connect/corporate/about+danisco/organisation/corporate+functions/shared+functions/shared_functions_en.l

35

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Staff functions

Corporate Staff covers the following departments: Communications, HR, Sustainable Development, which report to Tom Knutzen, CEO, and Corporate Finance, which reports to Søren Bjerre-Nielsen, CFO.

Communications

The aim of Danisco's communication department is to handle Danisco's internal and external communication. The department is responsible for communication with various stakeholders such as investors and media. The core of Communications' work is to engage in an open and honest dialogue with Danisco's stakeholders.

HR

The tasks of HR comprise a broad variety of HR services at corporate and international levels. The department is responsible for management training, competency development, employee satisfaction surveys and HR policies and guidelines etc.

Sustainable Development

Being committed to sustainability is an integral part of Danisco's vision of being the leading supplier of selected food and feed ingredients to customers worldwide. Sustainable Development is responsible for Danisco's Sustainability Report, the development of policies and long-term value creation on an economically, socially, and environmentally sustainable basis.

Corporate Finance

Corporate Finance provides a broad variety of finance and treasury services to all entities within Danisco. Corporate Finance comprises the following departments: Treasury, Corporate and External Accounts, Tax and Acquisitions and Financial Control.

Printed Monday, 23 October 2006 from
http://www.danisco.com/cms/connect/corporate/about+danisco/organisation/corporate+functions/staff+functions/staff_functions_en.htm

DANISCO

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Investor Relations



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Dansk

Dividend

Dividend payments are decided at the Annual General Meeting.

The Annual General Meeting held on 26 August 2004 adopted the Board of Directors' proposal to distribute dividend of DKK 6.50 per DKK 20 share.

Dividend is paid automatically through the Danish Securities Centre immediately after the Annual General Meeting (see financial calendar). Danisco does not pay interim dividend.

Dividend policy

Danisco's dividend policy is to ensure the necessary shareholders' equity for the company's operations and development and to distribute surplus capital in the form of share buybacks and dividend payments out of profit for the year.

Share buybacks are subject to Danisco's acquisitions and profit for the year, and will be effected on an ongoing basis throughout the year in the periods allowed for buybacks.

		2000/01	2001/02	2002/03	2003/04	2004/05
Average no. of shares	'000	57,377	55,734	52,366	49,907	**49,584**
Basic earnings per share (EPS)	DKK	14.85	16.15	19.22	19.52	**24.04**
Diluted cash flow per share	DKK	37.98	36.99	37.94	33.39	**27.64**
Diluted book value per share (BVPS)	DKK	226	231	223	233	**245**
Diluted market value	DKK mill.	16,503	15,409	12,424	14,637	**18,438**
Dividend per share	DKK	6.00	6.00	6.25	6.50	**6.75**
Pay-out ratio	%	39.8	34.9	30.9	33.2	**27.7**

Source: Danisco's Annual Report 2004/05.

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25 October 2006 - 10:06

Danisco introduces HOWARU™ Restore – the supplement to good health

Antibiotics effectively kill off disease-causing bacteria to the relief of millions of people every year. Yet antibiotics don't discriminate between beneficial and harmful bacteria, destroying both good and bad alike.

Danisco introduces HOWARU™ Restore, a new probiotic formulation clinically proven to maintain and restore healthy gut flora. In fact, a new study shows that antibiotic users are able to restore high levels of beneficial bacteria to pre-antibiotic levels much faster than the body does on its own.

HOWARU™ Restore promotes the growth of bifidobacteria. The study demonstrated a return to normal baseline levels of this beneficial bacteria immediately following antibiotic therapy. In contrast, a placebo group in the same study displayed bifidobacteria levels far below pre-antibiotic therapy even two weeks after antibiotic cessation.

The second unique result of the study, equally as important, is that the entire population and balance of intestinal microflora was better maintained by taking HOWARU™ Restore than without it. The research team was able to obtain these results and track the bacterial environment in the gut due to the breakthrough use of new and novel genomic methods of strain tracking and identification.

"This is the first in a line of condition-specific studies by Danisco," says Scott Bush, Global Probiotics Business Director for Danisco. "Many probiotic suppliers employ a one-strain-does-it-all approach to probiotic efficacy." Bush continued, "Danisco's unique screening strategy utilizing in vitro and in vivo models allows selection of the best strain or blend for each condition. This creates products that consumers can be confident will deliver maximum efficacy and an optimum delivery of health benefits."

Probiotics, or beneficial microflora, form the body's natural first-line of defense against harmful invaders and help regulate our digestive and immune systems. An imbalance in intestinal microflora resulting from antibiotic therapy can provoke gastrointestinal symptoms such as diarrhea and loose stool, and hypersensitivity such as rash, fever and other allergic reactions that cause the patient pain, discomfort and inconvenience.

Doctors and dietitians typically recommend yogurt to overcome the negative drawbacks of antibiotic therapy. Not all yogurts contain probiotics and when they do, the dosage level is far lower than the strains contained in HOWARU™ Restore. Pharmacists fill more than 183 million antibiotic prescriptions in the U.S. each year and 900 million globally*. There is a huge consumer market for probiotics which effectively and naturally help maintain gut microflora like HOWARUTM Restore.

HOWARU™ Restore is recommended for use in supplements and nutritionals. This particular mixture of probiotic strains from Danisco demonstrates survivability for up to two years in a dry, capsule form.

Danisco markets its exclusive line of premium probiotics, featuring in vitro, in vivo and gold standard human clinical studies, under the HOWARUTM umbrella. HOWARUTM probiotics offer a wide variety of documented of health benefits. This exclusive probiotic range is backed by Danisco's global marketing concept designed to educate end users about the benefits of taking a preventative or proactive course of probiotics.

The Probiotics business unit is part of Danisco's Cultures Division – a global leader in supplying starter cultures, probiotics, media, colors and enzymes, focusing on taste, texture and health functionalities for the nutrition, health and dairy industries.

*Kalorama Information, a division of MarketResearch.com, Inc.

See the Danisco HOWARU brand website for HOWARU product information.

For further information please contact:

Scott Bush, Global Business Director – Probiotics, Danisco tel: +1 608 224 3117
Jeanne Turner, Quiet Light Communications tel: +1 815 398 6860

....

DANISCO
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25 October 2006 - 11:26

Danisco softening enzyme is a bakery breakthrough

GRINDAMYL™ POWERFresh with G4-amylase activity sets a new standard in baked goods

Leading ingredient company Danisco has developed a brand new opportunity for commercial bakeries to boost the quality of their products and enhance their competitive ability.

With GRINDAMYL™ POWERFresh, bakers gain a unique enzyme - G4 amylase - which sets a new standard in anti-staling technology for bread and tortillas.

Danisco has used sophisticated biotechnology to come up with the value-adding G4 amylase , which extends the shelf life of bread and tortillas and, at the same time, makes them more satisfying to eat.

By its exclusive ability to alter the molecular structure of starch, the G4 amylase has a powerful impact on starch retrogradation - the main contributor to the staling process.

The improved strength and flexibility and reduced crumbliness achieved with GRINDAMYL™ POWERFresh contribute to an excellent hinge effect in hotdog buns and enable sliced bread to be folded or buttered without breaking.

Both white and wholegrain bread stay soft and fresh for longer and gain a significantly more resilient crumb - a characteristic directly related to eating quality.

GRINDAMYL™ POWERFresh is yet another result of the synergy arising from Danisco's acquisition of former US biotechnology company Genencor in 2005.

The outcome of an extensive development project, the G4 enzyme obtained self-affirmed GRAS status in the US in August. Industrial trials are now underway at customer sites in the US and elsewhere.

See the enzyme in action in Danisco's website here:
http://www.danisco.com/cms/connect/corporate/products%20and%20services/product%20range/enzymes/related/new%20products/g4test_en.htm

For more information contact:

Lars Obel, Business Director Food Enzymes Danisco Specialities,
tel: +45 3266 20 00
Ulf Brøchner Sørensen, Global Product Manager Bakery Enzymes,
tel: +45 8943 5000

Printed Wednesday, 25 October 2006 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/frontpage/businessupdate_99_en.htm

39.

DANISCO

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Dansk

Share information

Danisco intends to give the owners of the company, the shareholders, any relevant information about the company and its performance. This site contains much of that information.

	Time	Latest	Change	%	Highest	Lowest	Volume
Danisco	16:54	473.50	-3.50	-0.73	477.50	473.00	161,697
OMXC 20	17:21	418.71	-5.38	-1.27	424.60	418.04	

The Share information is updated every two minutes, press F5 in order to update.

Questions regarding Danisco's shares can be directed to our Investor Relations department.

To find Danisco on different financial information systems, use the codes below:

ISIN Codes: DK0010207497
Datastream: N:DAOG
Reuters Instrument Code: DEMC.CO
Bloomberg: DCS.DC

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Printed Friday, 27 October 2006 from
http://www.danisco.com/cms/connect/corporate/investor+relations/share+information/share_information_en.htm